                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 6-K

Report of Foreign Issuer Pursuant to Rules 13a-16 and 15d-16 Under the Securities Act of 1934.

Exact name of registrant as specified in its charter:   Scottish Power plc
----------------------------------------------------

Jurisdiction of organisation:                           The United Kingdom
----------------------------

Address of principal executive offices:                 ScottishPower, Corporate Office,
--------------------------------------                  1 Atlantic Quay, Glasgow, G2 8SP

telephone:      international 011 44 141 248 8200

fax:            international 011 44 141 248 8300

Commission File Number:                             1-14676
----------------------

Date:   11 May 1999
----

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Scottish Power plc





By:  S M CLARK
     Director of Corporate Affairs

date of signing:  11 May 1999

                    This document is important and requires
                            your immediate attention

     --------------------------------------------------------------

                                     [LOGO]


                               SCOTTISH POWER plc

                           Proposed introduction of a
                  new holding company, New Scottish Power plc

     --------------------------------------------------------------

                       INFORMATION FOR U.S. SHAREHOLDERS

                                  comprising:

                        Scheme Circular (the "Circular")
         and Statement of Additional Information for U.S. Shareholders

U.S.-2




                                  Statement of
                             Additional Information
                                      for
                               U.S. Shareholders

                                                                         U.S.-3

THE NEW SHARES HAVE NOT BEEN, AND ARE NOT REQUIRED TO BE, REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION UNDER THE U.S. SECURITIES ACT OF 1933 OR WITH ANY STATE IN THE UNITED STATES UNDER STATE SECURITIES LAWS.

Persons receiving this document should note that, in connection with the proposals described in the Circular accompanying this document and in this document, Morgan Stanley & Co. Limited, which is regulated in the United Kingdom by The Securities and Futures Authority Limited, is acting for Scottish Power plc ("ScottishPower") and New Scottish Power plc ("New ScottishPower") and no one else and will not be responsible to anyone other than ScottishPower and New ScottishPower for providing the protections afforded to customers of Morgan Stanley & Co. Limited or for providing advice in relation to the contents of the Circular, this document or any proposals described therein or herein.


 Contents

                                                                    Page

   1. General                                                      U.S.-3
   2. Available information                                        U.S.-4
   3. Incorporation of certain documents by reference              U.S.-4
      Enforceability of civil liabilities under the U.S. federal
   4. securities laws                                              U.S.-5
   5. Exemption from registration under the U.S. Securities Act    U.S.-5
   6. Trading market                                               U.S.-6
   7. Exchange rates                                               U.S.-7
   8. Information for holders of ScottishPower ADRs                U.S.-7
   9. Description of New ADRs                                      U.S.-7
  10. Certain U.S. tax consequences                                U.S.-15



 All statements other than statements of historical fact included in the Circular accompanying this document, in this document or in any document incorporated herein by reference are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). Certain important factors that could cause actual results to differ materially from those discussed in such forward-looking statements ("Cautionary Statements") accompany such forward-looking statements. All written and oral forward-looking statements made on or after the date hereof and attributable to New ScottishPower or to ScottishPower are expressly qualified in their entirety by such Cautionary Statements.


This statement of additional information for ScottishPower Shareholders and holders of ScottishPower ADRs who are in the United States or who are U.S. persons or who are subject to U.S. taxation is supplementary to, and should be read in connection with, the information set forth in the Circular accompanying this document and the documents incorporated herein by reference.

In this document, references to "pounds sterling" or "(Pounds)" are to United Kingdom ("UK") currency and references to "$," "U.S. dollars" or "dollars" are to United States ("U.S.") currency.

Except as otherwise indicated, all capitalized terms used in this document without definition have the meanings assigned to them in the Circular.

1. General
ScottishPower announced on February 25, 1999 its intention to implement a reorganization which will involve the introduction of New ScottishPower as a new holding company for the Group. The proposal is to be effected by way of a scheme of arrangement between ScottishPower and its shareholders under Section 425 of the U.K. Companies Act 1985.

U.S.-4

Under the Scheme, all ScottishPower Shares in issue at 5:30 p.m. on the Scheme Record Date will be cancelled on the Scheme Date, new ScottishPower Shares will be issued to New ScottishPower and holders of Scottish Power Shares at 5:30 p.m. (U.K. time) on the Record Date will receive New Shares in New ScottishPower on the following basis:

    For each ScottishPower Share cancelled   One New Share

Following the Scheme becoming effective, holders of ScottishPower ADRs at 5:30 p.m. (New York time) on the Record Date will be deemed to receive:

    For each ScottishPower ADR (each         One New ADR (each representing
    representing the right to receive        the right to receive four New
    four ScottishPower Shares)               Shares)


In addition, the existing ScottishPower Special Share will be cancelled on the Scheme Date and the New ScottishPower Special Share will be issued by New ScottishPower to the Special Shareholder.

Holders of ScottishPower ADRs should also refer to Part 8 of this statement for additional information.

2. Available Information
ScottishPower is subject to the information requirements of the U.S. Exchange Act applicable to foreign private issuers having securities registered under
Section 12 thereof and in accordance therewith files reports and other information with the U.S. Securities and Exchange Commission (the "SEC"). The reports and other information filed by ScottishPower with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549, and at the Regional Offices of the SEC located at Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2551, and Room 1300, 13th Floor, 7 World Trade Center, New York, New York 10048. Copies of such material are also available by mail from the Public Reference Branch of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates.

From the Scheme Date, New ScottishPower will be subject to the information requirements of the U.S. Exchange Act and will file reports and other information with the SEC. It is expected that ScottishPower will cease to be subject to the information requirements of the U.S. Exchange Act and will cease to file reports and other information with the SEC upon the Scheme becoming effective.

In addition to the foregoing, ScottishPower furnishes to registered holders of ScottishPower Shares and to the Depositary under the Deposit Agreement dated as of December 18, 1991, as amended and restated as of September 4, 1997, and as further amended and restated as of May 6, 1999 (as amended and restated, the "Deposit Agreement") between ScottishPower, New ScottishPower, The Bank of New York, as depositary, and all holders from time to time of ADRs, under which the ScottishPower ADRs have been issued, for mailing to the record holders of ScottishPower ADRs, annual reports containing consolidated financial statements of ScottishPower which are examined and reported upon, with an opinion expressed by, ScottishPower's independent accountants. The consolidated financial statements of ScottishPower are prepared in conformity with accounting principles generally accepted in the United Kingdom and include a reconciliation of such information with accounting principles generally accepted in the United States.

From the Scheme Date, New ScottishPower will furnish to registered holders of New Shares and to the Depositary under the Deposit Agreement, for mailing to the record holders of New ADRs, annual reports containing consolidated financial statements of New ScottishPower which will be examined and reported upon, with an opinion expressed, by New ScottishPower's independent accountants. The consolidated financial statements of New ScottishPower will be prepared in conformity with accounting principles generally accepted in the United Kingdom and will include a reconciliation of such information with accounting principles generally accepted in the United States.

3. Incorporation of Certain Documents by Reference
The following documents are incorporated by reference into this document:

  . ScottishPower's Annual Report on Form 20-F for the fiscal year ended March 31, 1998 (as amended on October 14, 1998); and

  . ScottishPower's Reports on Form 6-K filed on April 6, 1998, April 20, 1998, May 4, 1998, June 1, 1998, July 6, 1998, July 31, 1998, September
     16, 1998, November 2, 1998, November 24, 1998, December 21, 1998,
     February 9, 1999, February 23, 1999, March 1, 1999, March 8, 1999,
     March 23, 1999, April 6, 1999, April 12, 1999, April 19, 1999, April 20,
     1999 and April 26, 1999; and dated April 26, 1999 and May 6, 1999.

                                                                         U.S.-5

All subsequent Annual Reports on Form 20-F, including any pages of subsequent Annual Reports to shareholders that are so designated, and any subsequent Reports on Form 6-K that so indicate, which are filed by ScottishPower pursuant to the U.S. Exchange Act prior to the Scheme Date, shall be deemed to be incorporated by reference into this document.

Any statements contained in a document incorporated by reference herein or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes hereof to the extent that a statement contained in the Circular or in this document (or in any subsequently filed document which is also incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded. All information appearing in the Circular or in this document is qualified in its entirety by the information (including the notes thereto) appearing in the documents incorporated herein by reference, except to the extent set out in the immediately preceding sentence.

ScottishPower hereby undertakes to provide without charge to each person, upon written or oral request of such person, a copy of any and all of the information incorporated by reference into this document, excluding exhibits to such information unless such exhibits are specifically incorporated by reference herein. Such requests should be directed to ScottishPower, 1 Atlantic Quay, Glasgow G2 8SP, United Kingdom, Attention: Andrew Mitchell, Secretary.

4. Enforceability of Civil Liabilities Under the U.S. Federal Securities Laws Each of ScottishPower and New ScottishPower is a public limited company incorporated in Scotland. Most of ScottishPower's and New ScottishPower's directors and officers and some of the experts named in the Circular accompanying this document are residents of the U.K. and not the U.S. A large portion of the assets of ScottishPower and New ScottishPower are located outside of the U.S., although New ScottishPower will, provided the Scheme and the Merger become effective, have very substantial assets in the U.S. As a result, it may be difficult for investors to effect service within the U.S. upon persons located outside the U.S. or to enforce in U.S. courts or outside the U.S. judgments obtained against persons in U.S. courts, or to enforce in U.S. courts judgments obtained against such persons in courts in jurisdictions outside the U.S., in each case, in any action, including actions predicated upon the civil liability provisions of U.S. securities laws. There is doubt as to the enforceability against persons in the U.K., whether in original actions or in actions for the enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the laws of the U.S., including its federal securities laws.

Directors and officers of ScottishPower and New ScottishPower, foreign private issuers under the U.S. Exchange Act, will not be subject to rules under the U.S. Exchange Act that under certain circumstances would require directors and officers to forfeit to ScottishPower and New ScottishPower, as the case may be, any "short swing" profits realized from purchases and sales, as determined under the U.S. Exchange Act and the rules thereunder, of ScottishPower and New ScottishPower equity securities.

5. Exemption from Registration Under the U.S. Securities Act
New ScottishPower and ScottishPower have been advised that the New Shares to be issued to holders of Scheme Shares under the Scheme are exempt from the registration requirements of the U.S. Securities Act by virtue of Section 3(a)(10) thereof and, as a consequence, the New Shares to be issued pursuant to the Scheme (as described above) have not been registered under the U.S. Securities Act.

For the purpose of qualifying for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the New Shares issued pursuant to the Scheme, ScottishPower has advised the Court that its sanctioning of the Scheme will be relied upon by New ScottishPower as an approval of the Scheme following a hearing on its fairness to holders of ScottishPower Shares at which hearing all such holders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all such holders.

From the Scheme Date, the issued and outstanding New Shares (including those represented by New ADRs) will be freely tradable without restriction under the U.S. Securities Act other than by holders of New Shares or New ADRs that are "affiliates" (as defined under the U.S. Securities Act) of New ScottishPower or of ScottishPower at the time the Scheme becomes effective. Persons who are "affiliates" of either New ScottishPower or ScottishPower before, and who are "affiliates" of New

U.S.-6
ScottishPower after, the Scheme Date may resell New Shares received by them pursuant to the Scheme provided they comply with Rule 145(d)(1) under the U.S. Securities Act. In general, under Rule 145(d)(1) such a person would be entitled to sell in any three-month period a number of New Shares that does not exceed the greater of one per cent. of the then outstanding New Shares and the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC or, if such notice is not required to be filed, the date on which the resale is executed. Sales under Rule 145(d)(1) are also subject to certain provisions as to the manner of sale and the availability of current public information about New ScottishPower.

6. Trading Market
The ScottishPower Shares are listed on the London Stock Exchange and the ScottishPower ADRs are listed on the NYSE.

The table below sets forth, for the periods indicated, (i) the reported high and low sales prices for ScottishPower Shares based on the Official List of the London Stock Exchange and (ii) the reported high and low sales prices of ScottishPower ADRs on the NYSE.
-------------------------------------------------------------------------------

                                                ScottishPower     ScottishPower
                                                  Shares(1)          ADRs(1)
                                               High       Low      High   Low
               Calendar Year                ((Pounds)) ((Pounds))   $      $
-------------------------------------------------------------------------------
1997
First quarter..............................    3.76       3.34     24.48  21.54
Second quarter.............................    3.97       3.52     26.03  23.18
Third quarter..............................    4.80       3.97     31.31  26.21
Fourth quarter.............................    5.39       4.19     35.63  28.13
1998
First quarter..............................    5.83       4.98     38.50  33.00
Second quarter.............................    5.77       5.21     37.50  35.25
Third quarter..............................    6.20       5.31     41.28  35.25
Fourth quarter.............................    6.75       5.32     44.63  37.00
1999
First quarter                                  6.64       5.29     44.02  34.13
Second quarter (through April 27, 1999)        5.33       5.09     35.00  33.50

-------
  (1) The past performance of the ScottishPower Shares and ScottishPower ADRs is not necessarily indicative of future performance.


On April 27, 1999 the closing sale price of ScottishPower Shares on the London Stock Exchange was (Pounds)5.18, and the closing sale price of the ScottishPower ADRs on the NYSE was $34.50.

As of April 27, 1999 119,520 ScottishPower Shares and 1,256,987 ScottishPower ADRs (representing 5,027,948 ScottishPower Shares) were held of record in the United States. These ScottishPower Shares and ScottishPower ADRs were held by 312 record holders and 38 record holders, respectively, and represented .01 per cent. or evidenced ScottishPower ADRs representing .42 per cent., respectively, of the total number of ScottishPower Shares outstanding. Since ScottishPower Shares and ScottishPower ADRs may be held through brokers or other nominees, the number of record holders in the United States may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

The New ADRs, each representing the right to receive four New Shares, are expected to be listed on the NYSE from the Scheme Date. The NYSE trading symbol for the New ADRs is expected to be "SPI", the symbol currently used for the ScottishPower ADRs. It is expected that trading in New ADRs will commence on the Scheme Date. It is also expected that the listing of ScottishPower ADRs on the NYSE will be cancelled upon the Scheme Date.

The New Shares are expected to be listed on the London Stock Exchange from the Scheme Date.

                                                                         U.S.-7

7. Exchange Rates
The table below sets forth, for the periods and dates indicated, certain information concerning the noon buying rates in The City of New York for pounds sterling (expressed in U.S. dollars per pound sterling) as certified for customs purposes by the Federal Reserve Bank of New York. Fluctuations in the exchange rate between the pound sterling and the U.S. dollar will affect, among other things, the U.S. dollar amount received by holders of New ADRs on conversion by the Depositary of any cash dividends paid in pounds sterling on the New Shares, and the U.S. dollar equivalent of the pound sterling price of the New Shares on the London Stock Exchange, which is likely to affect the market prices of the New ADRs in the United States.

--------------------------------------------------------------------------------
                                           Period
Fiscal                                      End    Average(/1/)   High     Low
--------------------------------------------------------------------------------
1994..................................... $ 1.5665   $1.5319    $ 1.6368 $1.4615
1995.....................................   1.5535    1.5785      1.6440  1.5302
1996.....................................   1.7123    1.5607      1.7123  1.4948
1997.....................................   1.6427    1.6397      1.7035  1.5775
1998.....................................   1.6628    1.6573      1.7222  1.6114

-------
(1) The average of the noon buying rates on the last business day of each full month during the period.

8. Information For Holders Of ScottishPower ADRs
On the Scheme Date ScottishPower ADRs (each representing the right to receive four ScottishPower Shares) will be deemed to represent, without further action, New ScottishPower ADRs (each representing the right to receive four New ScottishPower Shares). No fractional New ADRs will be issued. See Part 9 of this document for a description of the New ADRs.

Holders of ADRs in their capacity as such will not be entitled to attend the Court Meeting, the Extraordinary General Meeting or the Class Meeting or to be present at the Court Hearing (although the record holder of the ScottishPower Shares underlying the ScottishPower ADRs will be so entitled and will vote at the Court Meeting, Extraordinary General Meeting and the Class Meeting in accordance with instructions that may be received by the Depositary on or before June 8, 1999 from holders of ScottishPower ADRs). The record date for ScottishPower ADR holders entitled to give voting instructions to the Depositary was the close of business on the date specified in the enclosed voting instruction card.

Holders of ScottishPower ADRs who wish to attend the Court Meeting, the Extraordinary General Meeting or the Class Meeting or to be present at the Court Hearing should take steps to present their ScottishPower ADRs to the Depositary for cancellation and delivery of Scottish Power Shares so as to become record holders of ScottishPower Shares 48 hours before the time appointed for the Court Meeting to attend the Court Meeting or prior to the Court Hearing and in time to lodge written answers to the Petition as set out in the accompanying Circular to be present at the Court Hearing or 48 hours before the time appointed for the Extraordinary General Meeting to attend the Extraordinary General Meeting or 48 hours before the time appointed for the Class Meeting to attend the Class Meeting. The date of the Court Meeting, the Extraordinary General Meeting and the Class Meeting and the expected date of the Court Hearing appear in the accompanying Circular.

With no further action on the part of holders of certificated ScottishPower ADRs, such certificated ScottishPower ADRs will be treated as New ADRs and will be so honored by the Depositary from the Scheme Date.

9. Description Of New ADRs
The following is a summary of all material provisions of the Deposit Agreement pursuant to which the New ADRs will be issued. The Deposit Agreement is governed by the laws of the State of New York.

This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms of the Deposit Agreement, including the form of New ADRs. Copies of the Deposit Agreement and the Articles of Association of New ScottishPower (the "Articles") are available for inspection at the principal executive office of the Depositary (the "Depositary's Office"), currently located at 101 Barclay Street, New York, New York 10286, and at the London office of the Depositary (the "Custodian"), currently located at 46 Berkeley Street, London W1X 6AA, England.

U.S.-8

New ADRs
New ADRs evidencing New ScottishPower American Depositary Shares ("New ADSs") will be issuable by the Depositary under the Deposit Agreement. Each New ADR will represent a specified number of New ADSs. Each New ADS will represent the right to receive four New Shares and a pro rata share in any other Deposited Securities (defined below) deposited with the Custodian. Only persons in whose name New ADRs are registered will be treated by New ScottishPower and the Depositary as holders or owners of New ADRs.

New ADRs will be issued under the Deposit Agreement subject to the conditions and other provisions described under "Deposit and Withdrawal of Deposited Securities" herein, upon deposit with the Custodian in London of New Shares (or rights to receive New Shares).

Deposited Securities
As used herein, "Deposited Securities" as of any time means New Shares at such time deposited under the Deposit Agreement and any and all other securities, property and cash received at any time by the Depositary or the Custodian in respect or instead of New Shares, other securities, property or cash previously received by the Depositary or the Custodian and at such time held under the Deposit Agreement.

Deposit and Withdrawal of Deposited Securities
The Depositary has agreed that, upon deposit with the Custodian in London of New Shares, accompanied by an appropriate instrument of transfer or endorsement, in a form satisfactory to the Custodian, together with all such certifications, payments and evidence of such payments as may be required by the Custodian or the Depositary and a written order directing the Depositary to deliver New ADRs in respect of the New Shares, and subject to the terms of the Deposit Agreement, the Depositary will, upon payment of the fees, charges and taxes provided in the Deposit Agreement, execute and deliver at the Depositary's Office, to or upon the order of the person or persons specified by the depositor, a New ADR or New ADRs, registered in the name of such person or persons, evidencing the number of New ADSs issuable in respect of the deposit. Every person depositing New Shares under the Deposit Agreement will be deemed to represent and warrant that such New Shares and each certificate therefor are validly issued and outstanding, fully paid, non-assessable and free of preemptive rights, and that the person making the deposit is duly authorized so to do. Other than New ScottishPower, every person will also be deemed to represent that the deposit of New Shares or the sale of the New ADRs issued upon such deposit is not restricted under the securities laws of the United States. In addition, such person will be deemed to represent that such New Shares or New ADRs (i) are not a holding, or part of a holding, representing an "interest" as defined in the Article 51 of the Articles, other than interests permitted by the Article and (ii) are not liable to disenfranchisement or disposal by New ScottishPower under either Article 50 or 51 of the Articles.

Without limiting the foregoing, the Depositary will not knowingly accept for deposit under the Deposit Agreement any New Shares which (a) if sold by the holder of the New Shares in the United States as defined in Regulation S under the Securities Act, would be subject to the registration provisions of the Securities Act, unless a registration statement is in effect as to the New Shares or such sale would be exempt from such provisions or (b) would thereby infringe any provision of the Articles. Without limiting the generality of the foregoing, New Shares which the Depositary believes have been withdrawn from a restricted ADR facility established or maintained by a depositary bank may be accepted for deposit under the Deposit Agreement only if such New Shares have been acquired in a transaction (i) registered under the Securities Act, (ii) in compliance with Regulation S or (iii) in accordance with Rule 144 under the Securities Act and the Depositary may, as a condition to accepting the deposit of the New Shares hereunder, require the person depositing such New Shares to provide it with a certificate in writing to the foregoing effect. The Depositary will comply with written instructions of New ScottishPower not to accept for deposit any New Shares identified in the instructions at such times and under such circumstances as may be specified in the instructions in order to facilitate New ScottishPower's compliance with the securities laws of the United States.

                                                                         U.S.-9

Subject to the terms and conditions of the Deposit Agreement and any limitations established by the Depositary, the Depositary may execute and deliver New ADRs before the receipt of New Shares (a "Pre-release"). The Depositary will not make a Pre-release of any New ADRs (each a "Pre-released ADR") unless (a) the person to, or upon the order of, which Pre-released ADR are delivered is obligated to deliver to the Depositary or the Custodian either (i) the same number of New Shares as the New Shares represented by such Pre-released ADR or (ii) New ADRs representing the same number of New Shares represented by the Pre-released ADR; and (b) the obligation of such person to deliver New Shares, or New ADRs instead of the New Shares, is, at all times, fully collateralized with cash or United States government securities.

Upon surrender of New ADRs at the Depositary's Office, and upon payment of the charges provided in the Deposit Agreement and subject to the terms thereof, the Articles and the Deposited Securities, ADR holders are entitled to delivery at the office of the Custodian in London of documents of title representing the Deposited Securities and, at such office of the Custodian or, at the discretion of the Depositary, at the Depositary's Office, any other property evidenced by the New ADRs so surrendered. The forwarding of share certificates, other documents of title and other property, including cash, for delivery at the Depositary's Office is at the request, risk and expense of the New ADR holder. Pursuant to General Instruction I.A.1 of Form F-6, notwithstanding any provisions of the Deposit Agreement or the form of New ADR to the contrary, ADR holders are entitled to withdraw the Deposited Securities at any time subject only to (i) temporary delays caused by closing transfer books of the Depositary or New ScottishPower of the Deposited Securities or the deposit of New Shares in connection with voting at a shareholders' meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to New ADRs or to the withdrawal of Deposited Securities.

Dividends, Other Distributions, Rights and Changes Affecting Deposited
Securities
Whenever the Depositary receives any cash dividends or other cash distributions by New ScottishPower denominated in a currency other than U.S. dollars, it shall, to the extent that in its judgment it can convert the foreign currency on a reasonable basis into U.S. dollars and transfer the resulting amount to the United States, convert such dividends and distributions into U.S. dollars and distribute such amounts to the holders of New ADRs in proportion to the number of New ADSs representing the Deposited Securities held by each of them. The amount distributed will be reduced as appropriate by any amounts required to be withheld by New ScottishPower or the Depositary on account of taxes. See "Liability of Holder for Taxes" below. If the Depositary determines that in its judgment any foreign currency received by it cannot be so converted and transferred, the Depositary may distribute the foreign currency received by it, or in its discretion hold such foreign currency for the respective accounts of the New ADR holders entitled to receive the same.

Whenever the Depositary receives any distribution other than cash or New Shares upon any Deposited Securities, the Depositary will cause the securities or property received by it to be distributed promptly to the New ADR holders entitled to the distribution, in proportion to the number of New ADSs representing the Deposited Securities held by each of them in any manner that the Depositary may deem equitable and practicable for accomplishing such distribution; provided, however, that if in the opinion of the Depositary such distribution cannot be made proportionately among the New ADR holders entitled thereto, or if for any other reason the Depositary deems such distribution not to be feasible, the Depositary may adopt a method as it may deem equitable and practicable for the purpose of effecting the distribution, including the public or private sale of the securities or property thus received, or any part of the securities or property received, and the net proceeds of any such sale shall be distributed by the Depositary to the New ADR holders entitled thereto as in the case of a distribution received in cash.

If a distribution upon any Deposited Securities consists of a dividend in, or free distribution of, New Shares, the Depositary may, in accordance with the provisions of the Deposit Agreement, distribute to the holders of outstanding New ADRs, in proportion to their holdings, additional New ADRs evidencing an aggregate number of New ADSs that represent the number of New Shares received as a dividend or free distribution. Instead of delivering New ADRs for fractional New ADSs in the event of any such distribution, the Depositary will sell the number of New Shares represented by the aggregate of such fractions and distribute the net proceeds to holders of New ADRs in accordance with the Deposit

U.S.-10
Agreement. If additional New ADRs are not so distributed, each New ADS shall thereafter also represent the additional New Shares distributed in respect of the Deposited Securities represented by such New ADS prior to such distribution.

If New ScottishPower offers or causes to be offered to the holders of Deposited Securities any rights to subscribe for additional New Shares or any rights of any other nature, the Depositary will, after consultation with New ScottishPower, have discretion as to the procedure to be followed in making such rights available to holders of New ADRs or in disposing of such rights for the benefit of such holders and making the net proceeds available in U.S. dollars or pounds sterling to such holders, provided that the Depositary will, at the request of New ScottishPower, either (i) make such rights available to holders of New ADRs by means of warrants or otherwise, if the Depositary determines it to be lawful and feasible or (ii) if the Depositary determines that making such rights available is not lawful or feasible, or if the rights represented by the warrants or other instruments appear to be about to lapse, sell such rights or warrants or other instruments at public or private sale, at such place or places and upon such terms as the Depositary may deem proper, and allocate the proceeds of such sale for the account of the holders of New ADRs otherwise entitled to the proceeds upon an averaged or other practicable basis without regard to any distinctions among such holders because of exchange restrictions, the date of delivery of any New ADR or otherwise. Such a disposal of rights may reduce the equity interest in New ScottishPower of the holders of New ADRs. The Depositary will not be responsible for any failure to determine that it may be unlawful or not feasible to make the rights available to holders in general or any holder or holders in particular.

Without limiting the generality of the preceding paragraph, if a registration statement under the Securities Act is required with respect to the securities to which any rights relate in order for New ScottishPower to offer such rights to holders of New ADRs and sell the securities represented by such rights, the Depositary shall not offer such rights to holders of New ADRs having an address in the United States, as defined in Regulation S under the Securities Act, unless and until such a registration statement is in effect or unless the offering and sale of such securities and such rights to holders are exempt from registration under the Securities Act.

If the Depositary determines that any distribution in property, including New Shares or rights to subscribe therefor, is subject to any tax or governmental charge that the Depositary is obligated to withhold, the Depositary may dispose of all or a portion of the property in such amounts and in such manner, by public or private sale, as the Depositary deems necessary and practicable, and the Depositary will distribute the net proceeds of any such sale or the balance of any such property after deduction of such taxes to the New ADR holders entitled to the proceeds.

Upon any change in par value, split-up, consolidation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting New ScottishPower or to which New ScottishPower is a party, any securities which shall be received by the Depositary or the Custodian in exchange for, in conversion of, or in respect of, Deposited Securities shall be treated as new Deposited Securities under the Deposit Agreement, and New ADSs shall then represent the right to receive the new Deposited Securities so received, unless additional New ADRs are delivered or unless the Depositary calls for the surrender of outstanding New ADRs to be exchanged for new New ADRs.

Record Dates
Whenever any cash dividend or other cash distribution shall become payable, or any distribution other than cash shall be made, or whenever rights shall be issued, with respect to the Deposited Securities, or whenever the Depositary shall receive notice of any meeting of holders of Deposited Securities, the Depositary shall, after consultation with New ScottishPower, fix a record date, which date shall, to the extent practicable, be the same as the record date fixed by New ScottishPower for the determination of the holders of New ADRs who shall be entitled to receive such dividend, distribution or rights, or the net proceeds of the sale thereof, or to give instructions for the exercise of voting rights at any such meeting, subject to the provisions of the Deposit Agreement.

Voting of the Underlying Deposited Securities
Upon receipt of notice of any meeting of holders of New Shares or other Deposited Securities, the Depositary shall, as soon as practicable thereafter and to the extent permitted by law, mail notice of the

                                                                         U.S-11
meeting to the holders of New ADRs. The holders of New ADRs at the close of business on the date specified by the Depositary are entitled under the Deposit Agreement, subject to any applicable provisions of law, the Articles and the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by the New ADSs evidenced by their respective New ADRs. The Depositary has agreed that it will endeavor, insofar as practicable, to vote or cause to be voted the Deposited Securities so represented in accordance with any written instructions of holders of New ADRs. The Depositary has agreed not to vote the Deposited Securities so represented unless it has received such written instructions from the holders of New ADRs. See also "Future Proposals."

Disclosure of Interests; Limitations on Shareholdings
Each holder of a New ADR agrees that such holder is bound by, and subject to, the Articles and that such holder will provide within the prescribed time period such information as New ScottishPower may request in a disclosure notice (a "Disclosure Notice") given pursuant to the Articles and Companies Act 1985. Failure of a holder to provide in a timely fashion the information requested in any Disclosure Notice may result in the suspension of certain rights in respect of such holder's New ADSs, including (i) voting rights in respect of the New Shares represented by such New ADSs and (ii) if the New ADSs represent New Shares which, together with all other New Shares in which such holder has an interest, represent 0.25% or more of the New Shares of New ScottishPower, the right to transfer such New Shares and the right to receive dividends and other distributions in respect of such New Shares.

Each ADR holder agrees to comply with the provisions of the Articles and Companies Act 1985 with regard to notification to New ScottishPower of interests in New Shares, which include provisions requiring a New ADR holder to disclose within a prescribed period of time (currently two days) interests in New Shares equal to or in excess of the specified percentage (currently 3%) of such New Shares.

If, to the knowledge of the directors of New ScottishPower, a person has, or appears to have, an interest in New ADSs representing New Shares which, together with all other New Shares in which the person has an interest, represent 15% or more of the New Shares of ScottishPower (a "Relevant Holder"), the directors of New ScottishPower are required to serve on such Relevant Holder a written notice under the Articles (a "Required Disposal Notice") requiring disposal within 21 days of the giving of the Required Disposal Notice (or such longer period as the directors considered reasonable) of the number of New Shares and/or New ADSs of the Relevant Holder representing New Shares (the "Excess Shares") the disposal of which would cause such Relevant Holder to cease to be a Relevant Holder (the "Required Disposal"). If the Depositary or the Custodian (or the nominee of either) as registered holder of any New Shares receives a Required Disposal Notice, it shall forward a copy of such Required Disposal Notice to each Relevant Holder specified therein. Each New ADR holder acknowledges and agrees that it will comply with the terms of any Required Disposal Notice it receives.

A Relevant Holder on whom a Required Disposal Notice has been served will not, until such time as such Required Disposal Notice has been withdrawn or complied with to the satisfaction of New ScottishPower, be entitled to attend or vote at any general meeting of New ScottishPower or any meeting of holders of New Shares of New ScottishPower. If the Depositary receives a Required Disposal Notice from New ScottishPower, then until such time as such Required Disposal Notice has been withdrawn or complied with, the Depositary will not, except in the case of a Required Disposal Notice, register any transfer of the New ADRs relating to the New Shares referred to therein (the "Relevant New ScottishPower ADRs") and the Depositary will deny the Relevant Holder the voting rights attaching to the Relevant New ScottishPower ADRs.

If (i) a Relevant Holder surrenders any Relevant New ScottishPower ADRs for the purposes of transfer and withdrawal of all or part of the Deposited Securities represented thereby, (ii) the Required Disposal Notice relating to the Relevant New ScottishPower ADRs has not been withdrawn by New ScottishPower and (iii) New ScottishPower has not notified the Depositary that a Required Disposal has been made by or on behalf of such Relevant Holder, then, as soon as practicable after delivery to or upon the order of such Relevant Holder of such Deposited Securities, the Depositary will notify New ScottishPower that such delivery was made (and to whom it was made) and provide all reasonably necessary identifying information in respect of any of the Deposited Securities so delivered.

U.S.-12

If a Relevant Holder fails to comply with the terms of any Required Disposal Notice served on it, the directors of New ScottishPower, so far as they are able, are required to procure a disposal of the New Shares underlying the Relevant New ScottishPower ADRs pursuant to the Articles. If any New Shares underlying the Relevant New ScottishPower ADRs are so disposed of, such New ADRs shall thereafter represent only the right to receive any cash received by the Depositary in respect of such disposition (without any liability for interest thereon), less any taxes or expenses incurred or paid in selling the New Shares or in distributing the cash to the Relevant Holder thereof. Upon surrender of an ADR evidencing such New ADSs, the Relevant Holder thereof shall be entitled to withdraw the cash and, to the extent the New ADR evidences New ADSs other than those relating to Excess Shares, the Deposited Securities represented by such New ADSs.

Any holder of a New ADR holding through a nominee should be aware that the nominee may be required to provide New ScottishPower with certain information as to the identity of the nominee's beneficial holders and that, to the extent that the nominee does not provide such information, the holders may be deemed to be in violation of the provisions regarding restrictions on ownership and voting referred to above. In addition to the direct effects described above, application of the provisions may have other adverse effects on New ADR holders. The required disposal or forced sale of New Shares or New ADSs in which Relevant Holders have interests could adversely affect the market price of New Shares and New ADSs.

Except to the extent (if at all) provided in the Articles, New ScottishPower will not be under any obligation to give, modify or withdraw a Required Disposal Notice or to give any instructions to the Depositary or the Custodian in connection with any of the foregoing, and New ScottishPower will not have any liability whatsoever to any person in respect of any of the foregoing. Any resolution or determination of, or decision or exercise of any discretion or power by, New ScottishPower, its directors, the Depositary or the Custodian, under the Deposit Agreement or the Articles with respect to the limitation on holdings described herein, any disposal of New Shares or otherwise, will be final, conclusive and binding on any holder of New ADRs thereby affected and all other persons concerned and will not be open to challenge, whether as to its validity or otherwise, on any ground whatsoever. Neither New ScottishPower, the Depositary nor the Custodian will have any liability whatsoever to any person in respect thereof, or be required to give any reason for any decision, determination or declaration taken or made with respect thereto.

The provisions of the Articles regarding limitations on shareholdings described above may be amended or deleted only by special resolution of the shareholders of New ScottishPower and will not expire automatically upon the redemption of the Special Share of New ScottishPower. Such redemption may occur at any time, but only by action of the Secretary of State of Scotland.

Reports and Other Information
The Depositary will make available for inspection by New ADR holders at the Depositary's office and any other designated transfer office any reports and communications received from New ScottishPower which are both (i) received by the Depositary or the Custodian or the nominee of either as the holder of the Deposited Securities and (ii) made generally available to the holders of such Deposited Securities by New ScottishPower. The Depositary will also mail or, when requested by New ScottishPower, otherwise make available to New ADR holders, copies of such reports and communications as provided in the Deposit Agreement.

Resignation and Removal of Depositary
The Depositary may resign or may be removed by New ScottishPower under the Deposit Agreement at any time.

No resignation or termination of the appointment of the Depositary under the Deposit Agreement will take effect until a new Depositary has been appointed by New ScottishPower on substantially the terms set out in the Deposit Agreement. Notice of the change of the Depositary will be given to the holders of New ADRs within 30 days of the appointment of the successor Depositary thereunder.

                                                                        U.S.-13

Amendment and Termination of the Deposit Agreement
New ScottishPower and the Depositary may at any time, upon agreement, amend any provision of the Deposit Agreement or the New ADRs issued thereunder. Any amendment to the Deposit Agreement which imposes or increases any fees or charges, other than the fees of the Depositary for the execution and delivery or the cancellation of New ADRs referred to below, taxes or other governmental charges, or which otherwise prejudices any substantial existing right of New ADR holders, will not take effect as to outstanding New ADRs until the expiration of three months after notice of such amendment has been given to the holders of outstanding New ADRs; provided, however, that the parties to the Deposit Agreement, including New ADR holders, agree that any amendments which (i) are reasonably necessary, as agreed by New ScottishPower and the Depositary, in order for New ADSs or New Shares to be traded solely in electronic book-entry form and (ii) do not impose or increase any fees or charges to be borne by holders, shall be deemed not to prejudice any substantial rights of holders. Every holder of a New ADR at the time such amendment so becomes effective will be deemed by continuing to hold such New ADR to consent and agree to such amendment and to be bound by the Deposit Agreement or such New ADR, or both of them, as applicable, as amended thereby. In no event shall any amendment impair the right of any New ADR holder to surrender the New ADRs held by such holder and receive the Deposited Securities represented by the New ADRs, except in order to comply with mandatory provisions of applicable law.

Whenever so directed by New ScottishPower, the Depositary will terminate the Deposit Agreement by mailing notice of such termination to the record holders of all New ADRs then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may terminate the Deposit Agreement if, at any time 90 days after the Depositary has delivered to New ScottishPower a written notice of its election to resign, a successor depositary has not been appointed.

If any New ADRs remain outstanding after the date of termination of the Deposit Agreement, the Depositary thereafter will discontinue the registration of transfers of New ADRs, will suspend the distribution of dividends to the holders thereof and will not give any further notices or perform any further acts under the Deposit Agreement, except (i) the collection of dividends and other distributions pertaining to the Deposited Securities, (ii) the sale of rights and property as provided in the Deposit Agreement and (iii) the delivery of Deposited Securities, together with any dividends or other distributions received with respect to the New ADRs and the net proceeds of the sale of any rights or other property, in exchange for surrendered New ADRs. At any time after the expiration of two years from the date of termination, the Depositary may sell the Deposited Securities and hold uninvested the net proceeds, together with any other cash then held, unsegregated and without liability for interest, for the pro rata benefit of the holders of the New ADRs that have not been surrendered and without liability for interest, for the pro rata benefit of the holders of the New ADRs that have not been surrendered, such holders thereupon becoming general creditors of the Depositary with respect to such net proceeds.

Future Proposals

ScottishPower has agreed to include for consideration at its 2000 annual general meeting by its shareholders and, subject to the ScottishPower Board of Director's fiduciary duties, to recommend a special resolution to amend the ScottishPower articles to provide, to the extent reasonably possible, that record holders of ADRs will be entitled to attend, vote and speak at any general meeting of holders of ordinary shares. It is intended that the amendments to be proposed will provide for the appointment of multiple proxies by approved depositaries, for such proxies themselves to be able to appoint a proxy, for the holding of special and extraordinary resolution on a poll and for certain other minor amendments to the ScottishPower articles.

In addition, ScottishPower has agreed to use its commercially reasonable efforts to amend the Deposit Agreement to provide holders of ADRs with the right to:

  .  participate in rights offerings;

  . attend, speak at, call for a poll at and examine documents made available at ScottishPower shareholder meetings;

  .  instruct the depositary to vote its ADSs in a particular fashion;

U.S.-14

  . generally be counted individually as present and/or voting with respect to resolutions adopted at ScottishPower shareholder meetings; and

  . decide at ScottishPower shareholder meetings how to vote on particular resolutions, in each case on the same basis as the holders of ordinary shares.

Any amendments to the Deposit Agreement relating to attendance, speaking and voting at general meetings would depend, for their effectiveness, upon the changes to the ScottishPower articles referred to above having been made.

Charges of Depositary
The Depositary may charge the party to whom New ADRs are delivered against deposits of New Shares up to $5.00 for each 100 New ADSs, or portion thereof, evidenced by the New ADRs issued, and the Depositary may charge the party surrendering New ADRs, including any party surrendering New ADRs after termination of the Deposit Agreement, for delivery of Deposited Securities up to $5.00 for each 100 New ADSs evidenced by the New ADRs surrendered. With the exception of the charges and expenses set out in the Deposit Agreements as being payable by the holders of the New ADRs, all other charges and expenses of the Depositary will be paid by New ScottishPower or the Depositary as provided in the Deposit Agreement. No charge by the Depositary will be incurred for the initial delivery of the New ADRs and deposit of New Shares in connection with the Scheme.

Liability of Holder for Taxes
Any tax, duty or other governmental charge, including, without limitation, any stamp tax, or expense payable by the Custodian, the Depositary or the nominee of either as the registered holder of any Deposited Securities underlying any New ADR will be payable by the holder of such New ADR who will pay the required amount to the Depositary. The Depositary may refuse to effect registration of transfer of such New ADR or any transfer and withdrawal of Deposited Securities underlying such New ADR until such payment is made, and may withhold any dividends or other cash distributions constituting Deposited Securities underlying such New ADR or may sell for the account of the holder of the New ADR any part or all of the other Deposited Securities underlying such New ADR and may apply such cash or the proceeds of any such sale in payment of any such tax, duty or other governmental charge or expense and any taxes or expenses arising out of such sale, the holder of such ADR remaining liable for any deficiency.

General
Neither the Depositary nor New ScottishPower nor its directors will be liable to the holders of New ADRs if prevented or delayed by law or by reason of any provision, present or future, of the Articles, the Deposited Securities or any circumstances beyond its control from performing its obligations under the Deposit Agreement. The obligations of New ScottishPower and the Depositary under the Deposit Agreement are expressly limited to using reasonable efforts and good faith in the performance of their respective obligations specifically set forth therein.

The New ADRs are transferable on the books of the Depositary, provided that the Depositary may close the transfer books at any time or from time to time, after consultation with New ScottishPower, when deemed expedient by it in connection with the performance of its duties or at the request of New ScottishPower. As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any New ADR or withdrawal of Deposited Securities, the Depositary or the Custodian may require payment of a sum sufficient to reimburse it for any tax, duty or other governmental charges, including, without limitation, any amounts in respect of applicable stamp taxes payable by a holder in accordance with the Deposit Agreement, and any share transfer or registration fee with respect thereto and payment of any applicable fees payable by the holders of New ADRs. The Depositary may refuse to deliver New ADRs, to register the transfer of any New ADR or to make any distribution of, or related to, Deposited Securities until it or the Custodian has received such proof of citizenship, residence, exchange control approval or other information as it may deem necessary or proper or as New ScottishPower may require by written request to the Depositary or the Custodian. The delivery, transfer and surrender of New ADRs generally may be suspended during any period when the transfer books of the Depositary are closed, or if any such action is deemed necessary or advisable by the Depositary or New ScottishPower, at any time or from time to time because of any requirement of law or of any government or governmental body or commission.

                                                                        U.S.-15

The Depositary will keep books, at its transfer office in the Borough of Manhattan, The City of New York, for the registration and transfer of New ADRs that at all reasonable times will be open for inspection by the holders of New ADRs and New ScottishPower; provided that such inspection shall not be for the purpose of communicating with holders of New ADRs in the interest of a business or object other than the business of the group or a matter related to the Deposit Agreement, the New ADRs, the New Shares or the Articles.

10. Certain U.S. Tax Consequences
The following discussion addressing the U.S. tax consequences of the Scheme deals only with U.S. Persons, as defined below, and also does not apply to any U.S. person who owns 5 per cent. or more of the stock of ScottishPower (directly or by attribution). This discussion assumes that any ScottishPower Shares are held as capital assets.

A "U.S. Person" for purposes of this Part 10 is a beneficial owner of ScottishPower Shares who or that is (i) a citizen or resident of the United States, (ii) a corporation created or organized in the United States or under the laws of the United States or any state thereof, (iii) a trust subject to the control of a U.S. person and the primary supervision of a U.S. Court or
(iv) an estate or other person otherwise subject to United States federal income taxation on a net income basis in respect of a ScottishPower Share.

This discussion is included for general information purposes only and may not apply to special situations, such as ScottishPower Shareholders who received the ScottishPower Shares upon the exercise of employee stock options or otherwise as compensation, who hold their ScottishPower Shares as part of a "straddle", "constructive sale" or "conversion transaction", or that are insurance companies, securities dealers, banks or other financial services entities. As noted above, moreover, it does not apply to any U.S. Person who owns 5 per cent. or more of the stock of ScottishPower (directly or by attribution). Such U.S. Persons should consult their own advisers regarding the U.S. tax consequences of the Scheme in their particular circumstances. Milbank, Tweed, Hadley & McCloy LLP, U.S. counsel to ScottishPower, has advised ScottishPower of the following:

No gain or loss will be recognized by ScottishPower Shareholders for U.S. federal income tax purposes on the exchange of ScottishPower Shares for New Shares. The basis of the New Shares received will be the same as the basis of the ScottishPower Shares surrendered in exchange therefor, and the holding period of the New Shares received will include the holding period of the ScottishPower Shares exchanged therefor if the ScottishPower Shares were held as capital assets. An exchange of ScottishPower ADRs for New ADRs will for this purpose be treated as an exchange of ScottishPower Shares for New Shares.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. PART II OF THIS DOCUMENT COMPRISES AN EXPLANATORY STATEMENT IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985. If you are in any doubt as to the action you should take, you are recommended immediately to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services Act 1986.

If you have sold or otherwise transferred all of your shares in Scottish Power plc or ScottishPower ADSs, please pass this document and the accompanying documents to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. The distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction.

Morgan Stanley & Co. Limited, which is regulated by The Securities and Futures Authority Limited, is acting for New Scottish Power plc and Scottish Power plc and no-one else in connection with the proposals described in this document and will not be responsible to anyone other than New Scottish Power plc and Scottish Power plc for providing the protections afforded to customers of Morgan Stanley & Co. Limited or for providing advice in relation to the proposals.

-------------------------------------------------------------------------------

[LOGO]

Recommended proposals
to establish
NEW SCOTTISH POWER plc
as the holding company of
SCOTTISH POWER plc
by means of a scheme of arrangement
under section 425 of the Companies Act 1985

-------------------------------------------------------------------------------

A letter from the chairman of Scottish Power plc is set out on pages 4 and 5 of this document.

Notices of the Court Meeting, of the Scheme EGM and of the Class Meeting of Scottish Power plc to be held at The Glasgow Royal Concert Hall, 2 Sauchiehall Street, Glasgow G2 3NY on Tuesday, 15 June 1999 commencing, respectively, at
10.10 a.m. (or, if later, immediately following the conclusion or adjournment of the Merger EGM), 10.20 a.m. (or, if later, immediately following the conclusion or adjournment of the Court Meeting) and 10.30 a.m. (or, if later, immediately following the conclusion or adjournment of the Scheme EGM) are set out on pages 20 to 27 of this document.

A summary of the action recommended to be taken by holders of ScottishPower Shares is set out on page 14 of this document.

Whether or not you intend to be present at the meetings, please complete and return the Forms of Proxy accompanying this document as soon as possible and in any event so as to arrive by not later than 48 hours before the time appointed for the relevant meeting (although the Form of Proxy for the Court Meeting may be handed to the Chairman at the meeting). Holders of ScottishPower ADSs should complete voting instruction cards in relation to the voting rights attached to the ScottishPower Shares represented by their ScottishPower ADSs and return the cards as soon as possible and in any event by 5.00 p.m. (New York time) on 8 June 1999.

Application has been made to the London Stock Exchange for the New Shares to be admitted to the Official List and listing particulars have been published in connection with such application. It is expected that admission will become effective and dealings will commence in the New Shares to be issued pursuant to the Scheme at 9.00 a.m. on 30 July 1999. Application has been made to list the New ADSs to be issued pursuant to the Scheme on the NYSE under the symbol "SPI", the symbol currently used for the ScottishPower ADSs. It is expected that dealings in the New ADSs will commence on 30 July 1999.

ScottishPower Scheme Circular

2


Contents

                                                                          Page
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
Expected timetable of principal events                                      3
------------------------------------------------------------------------------
Part I:Chairman's letter                                                    4
------------------------------------------------------------------------------
1.Introduction                                                              4
2.Reasons for the Scheme                                                    4
3.Proposed Merger with PacifiCorp                                           4
4.Action to be taken                                                        4
5.Recommendation                                                            5


------------------------------------------------------------------------------
Part II: Explanation of the Scheme and its effects                          6
------------------------------------------------------------------------------
1.Introduction                                                              6
2.Summary of the Scheme                                                     7
3.Implementation of the Scheme                                              7
4.Effect of the Scheme                                                      9
5.Directors' and other interests                                            9
6.UK taxation                                                               9
7.Forthcoming dividends and future policy                                   9
8.Listing, dealings, share certificates and settlement                     10
9.Memorandum and Articles of Association of New ScottishPower              10
10.Employee share schemes                                                  10
11.CREST                                                                   11
12.Overseas shareholders                                                   11
13.Meetings and consents                                                   12
14.Authorities relating to New ScottishPower's share capital               14
15.Action to be taken                                                      14
16.Listing particulars                                                     15
17.Further information                                                     15


------------------------------------------------------------------------------
Part III: Scheme of arrangement                                            16
------------------------------------------------------------------------------
1.Preliminary                                                              16
2.The Scheme                                                               17


------------------------------------------------------------------------------
Part IV: Notices of meetings                                               20
------------------------------------------------------------------------------
1.Scottish Power plc: Notice of Court Meeting                              20
2.Scottish Power plc: Notice of Scheme EGM                                 22
3.Scottish Power plc: Notice of Class Meeting                              26


------------------------------------------------------------------------------
Part V: Additional information                                             28
------------------------------------------------------------------------------
1. ScottishPower and its activities                                        28
2.Incorporation and activity of New ScottishPower                          36
3.Share capital of New ScottishPower                                       37
4.    Summary of the principal differences between the New ScottishPower
      Articles and the ScottishPower Articles and future proposals         40
5.Directors of New ScottishPower                                           42
6.Directors' and other interests in ScottishPower and New ScottishPower    42
7.New ScottishPower Employee Share Schemes                                 47
8.UK taxation                                                              49
9.New ScottishPower accountants' report                                    51
10.Information on the CREST settlement system                              53
11.Consents                                                                53
12.Documents available for inspection                                      53

Appendix: Definitions                                                      54
------------------------------------------------------------------------------

Certain additional information relevant to ScottishPower Shareholders who are in the United States or who are US persons, holders of ScottishPower ADSs and persons who are subject to US taxation (but which is not considered to be generally relevant to other ScottishPower Shareholders), is set out in a Statement of Additional Information for US Shareholders, copies of which may be obtained by contacting Morgan Stanley, USA at 1585 Broadway, New York, NY 10036, Attention: Prospectus Department. Any such person who receives a copy of this document without the accompanying Statement of Additional Information for US Shareholders is required to obtain such Statement from Morgan Stanley, USA at 1585 Broadway, New York, NY 10036, Attention: Prospectus Department.

                                                   ScottishPower Scheme Circular

Expected timetable of principal events

  8 June 1999              5.00 p.m. (New York time): Latest requested time for receipt by the
                           Depositary of voting instructions in respect of the ScottishPower
                           ADSs
  13 June 1999             10.10 a.m.: Latest requested time for receipt of white form of proxy for the Court Meeting(/1/)
                           10.20 a.m.: Latest requested time for receipt of purple form of proxy for the Scheme EGM
                           10.30 a.m.: Latest requested time for receipt of the grey form of proxy for the Class Meeting
  15 June 1999             10.10 a.m.: Court Meeting(/2/)
                           10.20 a.m.: Scheme EGM(/3/)
                           10.30 a.m.: Class Meeting(/4/)
  28 July 1999             5.30 p.m.: Scheme Record Date(/5/)
  29 July 1999             Court hearing of petition to sanction the Scheme(/5/)
                           Last day of dealings in ScottishPower Shares and ScottishPower
                           ADSs(/6/)
                           5.30 p.m.: Record Date for the Scheme(/6/)
  30 July 1999             Scheme Date(/6/)
  Scheme Date              9.00 a.m.: Dealings in New Shares commence on the London Stock
                           Exchange(/6/)
                           Crediting of New Shares to CREST accounts(/6/)
                           9.30 a.m. (New York time): Dealings in New ADSs commence on the
                           NYSE(/6/)
                           Despatch of New Share certificates within 10 business days after the Scheme Date(/6/)


All times are London times unless otherwise stated.

(1) Forms of proxy for the Court Meeting not returned by this time may be handed to the Chairman of the Court Meeting.

(2) To commence at the time specified or, if later, immediately following the conclusion or adjournment of the Merger EGM.

(3) To commence at the time specified or, if later, immediately following the conclusion or adjournment of the Court Meeting.

(4) To commence at the time specified or, if later, immediately following the conclusion or adjournment of the Scheme EGM.

(5) This date is indicative only and will depend upon agreement with the Court.

(6) This date is indicative only and will depend upon the date on which the Court sanctions the Scheme.

ScottishPower Scheme Circular

4
Part I
Chairman's letter
                                                                         [LOGO]

Scottish Power plc

(Registered in Scotland No. 117120)

Registered Office:
1 Atlantic Quay
Glasgow G2 8SP

6 May 1999

Dear Shareholder

Recommended proposals relating to the introduction of a new holding company

1. Introduction
The Board of ScottishPower announced on 25 February 1999 its intention to recommend to shareholders a proposal to introduce a new holding company for the Group, New Scottish Power plc (to be renamed Scottish Power plc upon the Scheme becoming effective), by way of a court-sanctioned scheme of arrangement.

The Scheme will result in ScottishPower Shareholders holding the same number of shares having the same economic and voting rights in New ScottishPower as they hold in ScottishPower. New ScottishPower has the same directors as ScottishPower and, immediately following the Scheme becoming effective, will own the entire issued share capital of ScottishPower.

The Scheme will not be implemented unless certain clearances and approvals are obtained, including the sanction of the Court and the approval of ScottishPower Shareholders for which purpose shareholder meetings have been convened for 15 June 1999.

2. Reasons for the Scheme
The Directors have decided that the Group would be more effective if it were structured with a holding company which did not have any operating activities. In particular, this will facilitate:

  . a clearer demarcation between certain of the Group's activities; and

  . the financial independence of different operating areas of the Group.

It is also anticipated that the creation of a new holding company for the Group will assist the regulatory review process of the Merger in the UK and in the US.

3. Proposed Merger with PacifiCorp
On 7 December 1998, the Board of ScottishPower announced the proposed Merger with PacifiCorp. The Scheme is not conditional on the Merger becoming effective, and the Merger is not conditional on the Scheme becoming effective. Further information on the Merger is set out in Part V. Full details of the Merger are set out in the Merger Circular, which accompanies this document.

4. Action to be taken
Three meetings of ScottishPower Shareholders, the Court Meeting, the Scheme EGM and the Class Meeting, will be held to seek approval of the new holding company proposals on 15 June 1999. Whether or not you propose to attend the meetings, you are requested to complete and sign the enclosed forms of proxy for use at the Court Meeting, the Scheme EGM and the Class Meeting, in accordance with the instructions set out in paragraph 15 of Part II.

                                                  ScottishPower Scheme Circular

5. Recommendation
The ScottishPower Board considers the Scheme to be in the best interests of ScottishPower Shareholders as a whole. The Board's financial adviser, Morgan Stanley & Co. Limited, has advised that it considers the terms of the Scheme to be fair and reasonable to ScottishPower and its shareholders from a financial point of view. In giving its advice, Morgan Stanley & Co. Limited has relied upon the ScottishPower Board's views on the commercial merits of the Scheme. The ScottishPower Board unanimously recommends ScottishPower Shareholders to vote in favour of the Scheme at the Court Meeting and in favour of the resolutions to be proposed at the Scheme EGM and at the Class Meeting, as the Directors intend to do in respect of their own beneficial holdings, being in aggregate 246,855 ScottishPower Shares which represent 0.02% of ScottishPower's existing issued ordinary share capital.

Yours sincerely

Murray Stuart
Chairman

ScottishPower Scheme Circular

6
Part II
Explanation of the Scheme and its effects
(in compliance with section 426 of the Companies Act 1985)

Morgan Stanley & Co. Limited
25 Cabot Square
Canary Wharf
London E14 4QA

6 May 1999

Dear Shareholder

Recommended proposals relating to the introduction of a new holding company to be effected by means of a scheme of arrangement

1. Introduction
The Board of ScottishPower announced on 25 February 1999 its intention to recommend to shareholders a proposal to introduce a new holding company for the Group, New ScottishPower. We are writing to you on behalf of ScottishPower to explain the Scheme and its effect. ScottishPower Shareholders will receive the same number of shares having the same economic and voting rights in New ScottishPower as they hold in ScottishPower. The ScottishPower Special Share will be replaced by the New ScottishPower Special Share.

The proposal is to be effected by way of a scheme of arrangement between ScottishPower and its shareholders under section 425 of the Act, and is subject to the sanction of the Court once the necessary approvals have been obtained from shareholders. The effect of the Court's sanction of the proposal is that, when the Court's order is delivered to the Registrar of Companies, all shareholders are bound by the terms of the Scheme.

The Scheme will require the approval of a simple majority in number of those ScottishPower Shareholders present and voting (either in person or by proxy) at the Court Meeting representing not less than 75% of the number of the ScottishPower Shares held by such ScottishPower Shareholders. In addition, in order to implement the Scheme, it will be necessary for a special resolution to be approved at a separate Scheme EGM of ScottishPower Shareholders and for an extraordinary resolution to be approved at a separate Class Meeting of the holders of ScottishPower Shares, as explained under "Meetings and consents" in paragraph 13 below. A description of the action recommended to be taken by shareholders in relation to the three meetings is set out in paragraph 15 below. The Scheme will also require the consent of the Special Shareholder, the Secretary of State for Scotland.

It is intended that, immediately upon the Scheme becoming effective, New ScottishPower will change its name to Scottish Power plc and the existing Scottish Power plc will be renamed Scottish Power UK plc.

The rights attaching to the New Shares are substantially the same as those attaching to the existing ScottishPower Shares. A summary of the principal differences between the rights of the New Shares and those of the existing ScottishPower Shares are set out in paragraph 4 of Part V of this document.

The full text of the Scheme is set out in Part III of this document. The full text of each of the resolutions to be proposed at the Court Meeting, the Scheme EGM and the Class Meeting is set out in Part IV of this document.

The reasons for introducing the new holding company are set out in the letter from the Chairman of ScottishPower in Part I of this document, which should be treated as incorporated in this Part II.

The Board of ScottishPower has recommended that ScottishPower Shareholders vote in favour of the proposed Scheme at the Court Meeting and in favour of the resolutions to be proposed at the Scheme EGM and the Class Meeting.

It is expected that the Scheme will become effective and that trading in the New Shares will commence on 30 July 1999.

                                                  ScottishPower Scheme Circular

2. Summary of the Scheme
Under the Scheme, all of the ScottishPower Shares in issue as at 5.30 p.m. on the Scheme Record Date (the "Scheme Shares") and the ScottishPower Special Share will be cancelled on the Scheme Date (which is expected to be 30 July
1999). In consideration of the cancellation, holders of Scheme Shares will receive in respect of any Scheme Shares held as at 5.30 p.m. on the Record
Date:

    For each Scheme Share cancelled          One New Share

Following the Scheme becoming effective, holders of ScottishPower ADSs will, in respect of any ScottishPower ADSs held as at 5.30 p.m. (New York time) on the Record Date, instead hold:

    For each ScottishPower ADS               One New ADS
    (representing the right to receive four  (representing the right to
    ScottishPower Shares)                    receive four New
                                             Shares)

The Special Shareholder will have issued to him the New ScottishPower Special Share which will confer the same rights in relation to New ScottishPower as the existing ScottishPower Special Share confers in relation to ScottishPower together with additional consent rights (specified in the New ScottishPower Articles) the purpose of which will be to ensure that, after the Scheme Date, no persons other than New ScottishPower will be able to own or have an interest in more than 15 per cent. in aggregate of the ScottishPower voting shares without the consent of the holder of the New ScottishPower Special Share. See paragraph 4 of Part V of this document for further details.

Following the cancellation of the Scheme Shares and of the ScottishPower Special Share, the share capital of ScottishPower will be restored to its former nominal amount and the credit arising in the books of ScottishPower as a result of the cancellation will be applied in paying up in full new ScottishPower Shares equal in aggregate nominal value to the aggregate nominal value of the shares cancelled. The new ScottishPower Shares will be issued to New ScottishPower which will, as a result, become the holding company of ScottishPower and the ScottishPower Group.

Appropriate clearances have been sought from the Inland Revenue for the Scheme under section 138 of the Taxation of Chargeable Gains Act 1992 and section 707 of the Income and Corporation Taxes Act 1988. Assuming, among other matters, that such clearances are obtained, UK resident ScottishPower Shareholders will not be treated as making a disposal of their ScottishPower Shares, or as receiving taxable income, under the Scheme. Further details of the tax position of UK shareholders are set out in paragraph 6 of this Part II and paragraph 8 of Part V of this document.

3. Implementation of the Scheme
The Scheme will not become effective and binding unless:

  (a) it is approved by a simple majority in number of those ScottishPower Shareholders present and voting (either in person or by proxy) at the Court Meeting representing not less than 75% of the number of the ScottishPower Shares held by such ScottishPower Shareholders;

  (b) the resolution numbered 1 set out in the Notice of Scheme EGM contained in Part IV of this document to approve the Scheme, the cancellation of the ScottishPower Shares, the creation and issue of new ScottishPower Shares and certain amendments to the ScottishPower Articles is passed as a special resolution;

  (c) the resolution set out in the Notice of Class Meeting contained in Part IV of this document to approve the reduction of capital of ScottishPower pursuant to the Scheme and any variation to the rights of the ScottishPower Shareholders which may occur (or be deemed to occur) as a result of such reduction of capital or otherwise as a result of the Scheme is passed as an extraordinary resolution;

  (d) the consent in writing of the Special Shareholder to the Scheme and the proposed amendment to the Articles of Association set out in paragraph
      (f) of the resolution numbered 1 in the Notice of Scheme EGM is obtained;

  (e) it is sanctioned (with or without modification) by the Court and the Court confirms the reduction in capital which occurs as a result of the cancellation of Scheme Shares and the ScottishPower Special Share as part of the Scheme; and

  (f) an office copy of the order of the Court sanctioning the Scheme and confirming the reduction of ScottishPower's share capital pursuant thereto is delivered to the Registrar of Companies for registration and the order and relative minute are registered by him.

ScottishPower Scheme Circular

8

In addition, the ScottishPower Directors will not take the necessary steps to enable the Scheme to become effective unless, at the relevant time, they consider that it continues to be in ScottishPower's best interests that the Scheme should become effective and the following conditions have been satisfied or waived:

  (a) the Scheme is approved in writing by the Secretary of State and by each UK Regulator whose consent is required, or is considered by ScottishPower to be necessary, under the terms of each licence, appointment or other authorisation held by any member of the ScottishPower Group;

  (b) neither the Secretary of State for Trade and Industry nor any UK Regulator seeks, as a result of the transactions to be effected by the Scheme, any revocation of or modification to any licence, appointment or other authorisation held by any member of the ScottishPower Group, except on satisfactory terms;

  (c) neither the Secretary of State nor any UK Regulator seeks, as a result of the transactions to be effected by the Scheme, undertakings or assurances from any member of the ScottishPower Group, except on satisfactory terms;

  (d) New ScottishPower receives from the Inland Revenue, in each case on satisfactory terms:

    (i) clearances under section 138 of the Taxation of Chargeable Gains Act 1992 and under section 707 of the Income and Corporation Taxes Act 1988 in respect of the Scheme; and

    (ii) confirmation as to the application of section 136 of the Taxation of Chargeable Gains Act 1992 in respect of the Scheme;

  (e) the London Stock Exchange agrees to admit the New Shares issued and to be issued in connection with the Scheme to the Official List of the London Stock Exchange (subject only to allotment) and its agreement is not withdrawn prior to the Scheme Date; and

  (f) the NYSE indicates that it intends to authorise the listing of the New ADSs (upon official notice of issuance).

In this paragraph 3, "on satisfactory terms" means on terms which are satisfactory to New ScottishPower and which would not, or would not reasonably be expected to, have, individually or in aggregate, a material adverse effect on the ScottishPower Group taken as a whole.

If the Scheme is sanctioned by the Court and the conditions to the Scheme are satisfied or waived, it is expected to become effective, and dealings in the New Shares to be issued pursuant to the Scheme are expected to commence, on 30 July 1999. If the Scheme has not become effective by 30 June 2000 (or such later date as the Court may allow), it will lapse, in which event the Special Shareholder will remain the holder of the ScottishPower Special Share, ScottishPower Shareholders will remain holders of ScottishPower Shares, ScottishPower Shares will continue to be listed on the London Stock Exchange and the ScottishPower ADSs will continue to be listed on the NYSE.

The Court Hearing is expected to be held on or around 29 July 1999. Under the procedures of the Court, shareholders will have the opportunity to attend the Court Hearing. Shareholders who oppose the Scheme will be able to lodge written answers to the Petition and, if they lodge such answers, to appear in person, or be represented by Counsel, at the Court Hearing.

The Scheme contains a provision for ScottishPower and New ScottishPower jointly to consent on behalf of all persons concerned to any modification of or addition to the Scheme, or to any condition which the Court may think fit to approve or impose. ScottishPower has been advised by its legal advisers that the Court would be unlikely to approve or impose any modification of, or addition or condition to, the Scheme which might be material to the interests of Scheme Shareholders and/or the Special Shareholder unless ScottishPower Shareholders and/or the Special Shareholder (as appropriate) were informed of any such modification, addition or condition. It will be a matter for the Court to decide, in its discretion, whether or not a further meeting of ScottishPower Shareholders should be held or the further consent of the Special Shareholder should be sought. If the Court does approve or impose a modification of, or addition or condition to, the Scheme which, in the opinion of the ScottishPower Directors, is such as to require the consent of the ScottishPower Shareholders and/or the Special Shareholder (as appropriate), the ScottishPower Directors will not take the necessary steps to enable the Scheme to become effective unless and until such consent is obtained.

                                                  ScottishPower Scheme Circular

4. Effect of the Scheme
The effect of the Scheme will be that Scheme Shareholders will have their respective interests in ScottishPower replaced by equivalent proportionate interests in New ScottishPower (of which ScottishPower will be a direct subsidiary) and, subject to the effect of the exercise of options to subscribe ScottishPower Shares granted under the ScottishPower Share Schemes (see paragraph 10 below), their proportionate interests in the profits, net assets and dividends of the Group will not be affected.

5. Directors' and other interests
All of the Directors of ScottishPower have been appointed directors of New ScottishPower.

The effect of the Scheme on the interests of the ScottishPower Directors (details of which are set out in paragraph 6 of Part V of this document) does not differ from its effect on the like interests of other Scheme Shareholders. After the Scheme Date, the ScottishPower Directors will no longer receive directors' fees from ScottishPower. The Directors of New ScottishPower will, after the Scheme Date, receive directors' fees from New ScottishPower but the total emoluments receivable by each of those Directors will not be varied as a result of the Scheme.

As set out in paragraph 3(a) of Part V, Ian Russell and Andrew Mitchell each hold two New Shares. If the Scheme becomes effective, their entitlement to receive New Shares on cancellation of their ScottishPower Shares will be reduced by the number of New Shares that they already hold.

6. UK taxation
The following advice relating primarily to taxation of gains is included as a general guide only. It is based on current UK legislation and Inland Revenue practice and applies only to persons who are resident or ordinarily resident in the United Kingdom for UK tax purposes and who hold their ScottishPower Shares beneficially as an investment. Any person who is in any doubt as to his tax position or who may be subject to tax in any jurisdiction outside the UK should consult his professional adviser.

Inland Revenue clearance under section 138 of the Taxation of Chargeable Gains Act 1992 has been applied for in respect of the Scheme. Confirmation is also being sought from the Inland Revenue that the provisions of section 136 of the Taxation of Chargeable Gains Act 1992 will be capable of applying in respect of the Scheme. Assuming such clearance and confirmation are obtained, ScottishPower Shareholders will not be treated as having made a disposal of ScottishPower Shares for capital gains purposes when they receive New Shares under the Scheme, and New Shares issued under the Scheme will be regarded as having been acquired on the same date and for the same consideration as the ScottishPower Shares in respect of whose cancellation they are issued.

Any subsequent disposal of the New Shares may, depending on the shareholder's personal circumstances, give rise to a charge to UK tax on chargeable gains.

For the purposes of UK tax on chargeable gains, a holder of ADSs is treated as holding a beneficial interest in the underlying shares and accordingly, in practice, no liability to UK tax is likely to arise on the surrender of ScottishPower ADSs for New ADSs in connection with the Scheme.

An application for clearance has been made to the Inland Revenue under section 707 of the Income and Corporation Taxes Act 1988 in respect of the Scheme.

Shareholders should consult their professional advisers with regard to their individual tax position.

7. Forthcoming dividends and future policy
Following completion of the Merger, New ScottishPower intends to move to quarterly reporting and payment of quarterly dividends. It is expected that a dividend will be paid in February, May, August and November of each year, which is consistent with the current timing of PacifiCorp's dividend payments. To facilitate this change, the New ScottishPower Articles permit the Board to declare interim dividends and final dividends (see paragraph 4 of Part V).

New ScottishPower is committed to ScottishPower's stated aim of achieving 7% to 8% real dividend growth per annum until at least the UK regulatory reviews which take effect in the year 2000, whilst maintaining a prudent level of dividend cover. It is New ScottishPower's current aim to deliver real dividend growth thereafter and this will be re-examined once the outcome of these regulatory reviews is known.

ScottishPower Scheme Circular

10

8. Listing, dealings, share certificates and settlement
Application has been made to the London Stock Exchange for the New Shares in issue and the New Shares to be issued pursuant to the Scheme to be admitted to the Official List. The last day of dealings in ScottishPower Shares is expected to be 29 July 1999. The last time for registration of transfers of Scheme Shares is expected to be 5.30 p.m. on 29 July 1999, the Record Date. It is expected that admission of the New Shares to the Official List will become effective and that dealings in the New Shares will commence on 30 July 1999, the Scheme Date.

The last time for registration of transfers of ScottishPower ADSs is expected to be 5.00 p.m. (New York time) on 29 July 1999. The New ADSs issued following the issue of New Shares pursuant to the Scheme, each representing the right to receive four New Shares, are expected to be listed on the NYSE from the Scheme Date. The NYSE trading symbol for the New ADSs is expected to be "SPI", the symbol currently used for the ScottishPower ADSs. It is expected that dealings in New ADSs will commence on 30 July 1999.

On the Scheme Date, share certificates for the Scheme Shares and the ScottishPower Special Share will cease to be valid. ScottishPower ADSs in certificated form will represent New ADSs from the Scheme Date and will be honoured by the Depositary.

For Scheme Shareholders who hold their ScottishPower Shares in a CREST account, New Shares are expected to be credited to the relevant CREST accounts on the Scheme Date. For those holding shares in certificated form, definitive certificates for the New Shares are expected to be despatched within 10 business days after the Scheme Date. Pending despatch of share certificates, transfers of New Shares will be certified by the Registrars against the share register.

All mandates in force at 5.30 p.m. on the Record Date relating to payment of dividends on ScottishPower Shares and all instructions given relating to notices and other communications will, unless and until varied or revoked, be deemed from the Scheme Date to be valid and effective mandates or instructions to New ScottishPower in relation to the corresponding holdings of New Shares.

9. Memorandum and Articles of Association of New ScottishPower
The Memorandum and Articles of Association of New ScottishPower will, after the Scheme Date, be substantially the same as the existing Memorandum and Articles of Association of ScottishPower. In particular, the rights of the shareholders and their control in respect of the actions of Directors remain substantially the same.

A summary of the principal differences between the New ScottishPower Articles and the existing ScottishPower Articles (including a summary of the differences between the rights of the New ScottishPower Special Share and the ScottishPower Special Share) is set out in paragraph 4 of Part V of this document.

10. Employee share schemes
Details of the proposals to be made to participants in the ScottishPower Share Schemes as a result of the Scheme have been sent to the participants. The following is a general summary of those proposals.

(a)ScottishPower Share Option Schemes and the Southern Water Sharesave Scheme Holders of options under the ScottishPower Share Option Schemes and the Southern Water Sharesave Scheme will be permitted to exchange their options over ScottishPower Shares for options of equivalent value over New Shares. The new options will continue to be subject to the rules of the ScottishPower Share Option Schemes and the Southern Water Sharesave Scheme (as appropriate) and will be treated as if they had been granted on the same date as the options for which they are exchanged.

Alternatively, optionholders will be entitled to exercise their options (and acquire ScottishPower Shares) within six months from the date on which the Scheme is sanctioned. To the extent that holders of options granted under the ScottishPower and Southern Water Sharesave Scheme wish to exercise their options, the number of ScottishPower Shares available for acquisition will be restricted to those which can be purchased with the proceeds of the option holders' savings contracts at the date of exercise. Options which are not exchanged or exercised within six months after the date on which the

                                                  ScottishPower Scheme Circular

                                                                             11
Scheme is sanctioned will lapse. ScottishPower Shares which are issued on exercise of options after the Scheme Record Date will be automatically acquired by New ScottishPower in consideration for an issue of New Shares on the same terms as the Scheme by virtue of a proposed amendment to the ScottishPower Articles. The proposed amendment is set out in paragraph (e) of the resolution numbered 1 in the Notice of the Scheme EGM set out on page 23 of this document.

(b)ScottishPower Long Term Incentive Plan (the "Plan")
Since the purpose and effect of the Scheme is solely to create a new holding company for ScottishPower, the Remuneration Committee has, pursuant to the rules of the Plan, resolved that any award granted under the Plan shall not become automatically exercisable as a result of the Scheme but instead shall be converted into an award to acquire New Shares in the new holding company which the Committee reasonably considers to be equivalent to the old award. The new award shall continue to be exercisable in accordance with the rules of the Plan as they had effect immediately prior to the conversion.

The ScottishPower Shares required to satisfy all outstanding awards are held in an employee trust. The Scheme will cause these shares to be replaced with New Shares.

(c)ScottishPower Qualifying Employee Share Trust (the "QUEST")
The QUEST holds ScottishPower Shares required to satisfy the majority of options granted under the Sharesave Scheme. As a result of the Scheme these shares will be replaced by New Shares. It will not, for technical reasons, be possible to use the New Shares which will be held in the QUEST following the Scheme to satisfy any exercises of options made during the six months following the date of the Court's sanction of the Scheme. Accordingly, ScottishPower Shares will be allotted and issued to an optionholder who exercises an option in these circumstances and such shares will be immediately acquired by New ScottishPower in consideration of the issue of New Shares to the optionholder on the same terms as the Scheme. Such acquisition will be made pursuant to the provisions of the ScottishPower Articles which are proposed to be amended for this purpose. The proposed amendment is set out in paragraph (e) of the resolution numbered 1 in the Notice of the Scheme EGM set out in this document. It is intended that any New Shares remaining in the QUEST after the Merger Date will be used to satisfy the exercise of options granted under the Sharesave Scheme which are exchanged for options over New Shares in consequence of the Scheme as described in paragraph (a) above and any new options which are granted in respect of New Shares after the Merger Date under the Sharesave Scheme.

(d)New ScottishPower Employee Share Schemes
New ScottishPower has, by resolution of its Directors, adopted the New ScottishPower Sharesave Scheme and the New ScottishPower Long Term Incentive Plan, which respectively mirror the provisions of the Sharesave Scheme and the Plan (save for minor modifications to reflect current practice in relation to such schemes). Further information in relation to the New ScottishPower Employee Share Schemes is set out in paragraph 7 of Part V of this document.

11. CREST
It is proposed that the New Shares be made eligible for settlement in CREST, the paperless system for settlement of securities listed on the London Stock Exchange. Further information on the CREST settlement system (which does not affect holders of ScottishPower ADSs) is set out in paragraph 10 of Part V of this document.

12. Overseas shareholders
The implications of the Scheme for persons resident in, or citizens or nationals of, jurisdictions outside the United Kingdom ("overseas shareholders") may be affected by the laws of the relevant jurisdictions. Such overseas shareholders should inform themselves about and observe all applicable legal requirements. It is the responsibility of each overseas shareholder to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection with the Scheme, including the obtaining of any governmental, exchange control or other consents which may be required and/or

ScottishPower Scheme Circular

12
compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

If New ScottishPower is advised that the issue of New Shares in respect of any overseas shareholder would infringe the laws of any jurisdiction outside the United Kingdom, or would require New ScottishPower to observe any governmental or other consent or any registration, filing or other formality, the Scheme provides that New ScottishPower may determine that the New Shares to which such overseas shareholder would otherwise be entitled shall be issued to a nominee appointed by New ScottishPower and then sold, with the net proceeds of sale being remitted to the overseas shareholder.

As the issue of the New Shares in Canada is being made in connection with a court-approved scheme of arrangement, New ScottishPower will be exempt from the requirement to prepare and file a prospectus with the securities regulatory authorities in each province where trades in New Shares are effected, with the exception of the province of Quebec. As there is no applicable statutory exemption in Quebec, an application will be made to the Quebec Securities Commission for an exemption from the requirement to prepare and file a prospectus. Any resales of New Shares in Canada must be made in accordance with applicable provincial securities laws which will vary depending on the relevant jurisdiction and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority.

In Australia, the issue of New Shares will be exempt from the requirement to prepare and register a prospectus as the shares are being issued pursuant to a court-approved scheme of arrangement. Any resales of New Shares in Australia must be made in accordance with applicable securities laws, which require that a disclosure notice accompany the offer to sell New Shares. The securities laws do, however, provide certain exemptions to the disclosure notice requirement.

Overseas shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme in their particular circumstances. For additional information relating to the UK tax consequences of the Scheme, see paragraph 6 above. For a summary of the UK taxation consequences of a holding of New Shares, see paragraph 8 of Part V of this document.

13. Meetings and consents
The consent of the Special Shareholder is required (by virtue of the rights attaching to the ScottishPower Special Share) in order to give effect to the Scheme. Under the Scheme it is proposed that the ScottishPower Special Share will be cancelled and the New ScottishPower Special Share will be issued by New ScottishPower to the Special Shareholder. The rights attaching to the New ScottishPower Special Share are substantially equivalent to the rights attaching to the ScottishPower Special Share. A summary of the differences between the rights of the New ScottishPower Special Share and those of the ScottishPower Special Share is set out in paragraph 4 of Part V of this document.

It is proposed that the Special Shareholder will agree to appear by independent Counsel at the Court Hearing to consent to the Scheme and to undertake to be bound by its terms.

New ScottishPower has given its written consent to the Scheme and a written undertaking to be bound by its terms.

The Scheme will require the approval of ScottishPower Shareholders at the Court Meeting, convened pursuant to an order of the Court, the passing by ScottishPower Shareholders of the special resolution numbered 1 in the Notice of the Scheme EGM and the passing of the resolution set out in the Notice of Class Meeting as an extraordinary resolution. All of the meetings have been convened for 15 June 1999. Resolution 2 set out in the Notice of the Scheme EGM is to approve the change of name of ScottishPower to Scottish Power UK plc upon the Scheme becoming effective.

Notices of the Court Meeting, the Scheme EGM and the Class Meeting are contained in Part IV of this document.

(a)Court Meeting
The Court Meeting has been convened for 10.10 a.m. (or, if later, immediately following the conclusion or adjournment of the Merger EGM) on 15 June 1999, pursuant to an order of the Court, at which meeting, or at any adjournment thereof, ScottishPower Shareholders will consider and, if thought fit, approve the Scheme.

                                                  ScottishPower Scheme Circular

At the Court Meeting, voting will be by poll and each ScottishPower Shareholder entitled to attend and who is present in person or by proxy will be entitled to one vote for each ScottishPower Share held. The statutory majority required to approve the Scheme at the Court Meeting is a simple majority in number of the ScottishPower Shareholders present and voting (either in person or by proxy) at the Court Meeting representing not less than 75% of the number of ScottishPower Shares held by such ScottishPower Shareholders.

In order that the Court can be satisfied that the votes cast constitute a fair representation of the views of the ScottishPower Shareholders, it is important that as many votes as possible are cast at the Court Meeting. ScottishPower Shareholders are therefore urged to take the action referred to in paragraph 15 below.

If the Scheme becomes effective, it will be binding on all Scheme Shareholders irrespective of whether they attended the Court Meeting and irrespective of the manner in which they voted.

(b)Scheme EGM
The Scheme EGM has also been convened for 15 June 1999 (the same date as the Court Meeting) at 10.20 a.m. (or, if later, immediately following the conclusion or adjournment of the Court Meeting), at which meeting, or at any adjournment thereof, ScottishPower Shareholders will consider and, if thought fit, pass the special resolutions set out in the Notice of Scheme EGM contained in Part IV of this document.

The resolutions are for the following business:

Resolution     To approve the Scheme, the cancellation of the Scheme Shares,
1:             the increase in the share capital of ScottishPower to its
               former amount, the creation of the new ScottishPower Shares to be issued to New ScottishPower, the allotment of such new
               ScottishPower Shares by the Directors, and alterations to the Articles of Association of ScottishPower to ensure that the holders of any ScottishPower Shares allotted after the Court
               Meeting and prior to the Scheme Record Date are bound by the Scheme and that any ScottishPower Shares allotted after the Scheme Record Date are transferred to New ScottishPower in consideration for the issue of New Shares. This alteration to the Articles of Association will take effect whether or not the Scheme becomes effective. The authority to allot
               ScottishPower Shares granted to the Directors by this resolution will lapse on 30 June 2000.

               In addition, conditionally upon the Scheme becoming effective, the resolution will further alter the Articles of Association of ScottishPower to take account of the fact that the share capital of ScottishPower following the Scheme will no longer include the ScottishPower Special Share. These alterations will remove references to the rights of the ScottishPower Special Share and replace them with certain continuing protections for the benefit of the holder of the New ScottishPower Special Share following the cancellation of the ScottishPower Special Share. These alterations will also remove the prohibition on any persons owning or having an interest in more than 15% of the voting share capital of ScottishPower (to reflect ScottishPower's status as a subsidiary of New ScottishPower).

Resolution
2:
               To change the name of ScottishPower to "Scottish Power UK plc", conditionally on the Scheme becoming effective.

The majority required for the passing of both of these resolutions is not less than 75% of the votes cast. On a show of hands each ScottishPower Shareholder present in person (but not by proxy) will have one vote and on a poll each ScottishPower Shareholder present in person or by proxy will have one vote for each ScottishPower Share held.

(c)Class Meeting
The Class Meeting has also been convened for 15 June 1999 (the same date as the Court Meeting and the Scheme EGM) at 10:30 a.m. (or, if later, immediately following the conclusion or adjournment of the Scheme EGM), at which meeting, or at any adjournment thereof, holders of ScottishPower Shares

ScottishPower Scheme Circular

14
will consider and, if thought fit, pass the extraordinary resolution set out in the Notice of Class Meeting contained in Part IV of this document. This resolution sanctions any variation of the rights attaching to the ScottishPower Shares which occurs or is deemed to occur upon the reduction of capital resulting from cancellation of the Scheme Shares or otherwise pursuant to the Scheme.

This resolution is required by the ScottishPower Articles to be passed at a separate meeting of ScottishPower Shareholders. The ScottishPower Articles provide that the quorum for the Class Meeting shall be two members present in person holding one-third in nominal amount of the ScottishPower Shares in issue, and that, if a quorum is not present within 15 minutes (or such longer time not exceeding one hour as the chairman of the meeting may determine) from the time for which the meeting is convened, the meeting shall be adjourned and, at any such adjourned meeting, any holder of ScottishPower Shares present in person shall be a quorum. If a quorum is not present at the Class Meeting, it is intended that the meeting shall be adjourned to 3.00 p.m. on the same date (or such other time and/or date as the Chairman may specify) and will be held at the same place.

The majority required for the passing of the resolution is 75% of the votes cast. On a show of hands each ScottishPower Shareholder present in person (but not by proxy) will have one vote and on a poll each ScottishPower Shareholder present in person or by proxy will have one vote for each ScottishPower Share held.

14. Authorities relating to New ScottishPower's share capital
Before the Scheme becomes effective, the directors of New ScottishPower will convene an extraordinary general meeting (the "New ScottishPower EGM") at which, among other matters, the directors of New ScottishPower will be granted the same authority to issue and allot ordinary shares, and to make purchases of its own ordinary shares, as will be in existence in respect of ScottishPower following the conclusion of the Merger EGM and its next annual general meeting (which is expected to be held on 21 July 1999).

New ScottishPower and its directors will be granted the same authority to issue and allot ordinary shares in connection with the Merger and generally as ScottishPower and its directors will have following the passing of the applicable resolution at the Merger EGM. In addition, a number of authorised but unissued New Shares will be created which is equivalent to the number of authorised but unissued ordinary shares of ScottishPower created at the Merger EGM.

For additional information on the authorities relating to New ScottishPower's share capital which have been, and are proposed to be, granted, see paragraph 3 of Part V of this document.

15. Action to be taken
Forms of proxy are enclosed as follows:

  (a) for the Court Meeting, a white form of proxy;

  (b) for the Scheme EGM, a purple form of proxy; and

  (c) for the Class Meeting, a grey form of proxy.

Whether or not you propose to attend the meetings in person, you are requested, if you hold ScottishPower Shares, to complete and return all of the forms of proxy. Completed forms of proxy should be returned to the Registrars, Lloyds TSB Registrars, at their address in England, The Causeway, Worthing, West Sussex, BN99 3DW as soon as possible and in any case so as to be received by the Registrars not later than 48 hours before the time appointed for the relevant meeting. The return of the forms of proxy will not prevent you from attending any of the meetings and voting in person if you wish. In each case, the forms and cards should be completed in accordance with the instructions printed on them.

The white form of proxy in respect of the Court Meeting may also be handed to the Chairman at the Court Meeting before the start of the meeting. However, in the case of each of the Scheme EGM and the Class Meeting, the relevant form of proxy will be invalid unless it is lodged so as to be received at least 48 hours before the relevant meeting.

                                                  ScottishPower Scheme Circular

16. Listing particulars
Listing particulars relating to New ScottishPower (the "Listing Particulars"), which are required to be published in accordance with the listing rules of the London Stock Exchange to effect the introduction of New Shares to the Official List, have been published. The Listing Particulars also relate to the issue of New Shares to PacifiCorp Common Shareholders pursuant to the terms of the Merger. Copies are available, free of charge, by written application to the Company Secretary, Scottish Power plc, 1 Atlantic Quay, Glasgow, G2 8SP at any time prior to the date the Merger becomes effective and will be available for inspection as referred to in paragraph 12 of Part V of this document.

17. Further information
Your attention is drawn to the letter from your Chairman on pages 4 and 5 of this document and the additional information set out in Part V of this document all of which form part of this Explanatory Statement. Your attention is also drawn to the Scheme which is set out in full in Part III of this document.

Yours faithfully
for and on behalf of Morgan Stanley & Co. Limited

ScottishPower Scheme Circular

16
Part III
Scheme of Arrangement
(under section 425 of the Companies Act 1985) between Scottish Power plc and the Scheme Shareholders (as hereinafter defined) and the Special Shareholder (as hereinafter defined)

1. Preliminary
(A)In this scheme of arrangement, unless inconsistent with the subject or context, the following expressions shall bear the following meanings:

Act means the Companies Act 1985, as amended;

business day means any day other than a Saturday or Sunday on which banks are generally open for business in Scotland, England and Wales;

Court means the Court of Session in Edinburgh;

Court Hearing means the hearing of the Petition;

Court Meeting means the meeting of holders of ScottishPower Shares convened by interlocutor of the Court pursuant to section 425 of the Companies Act 1985 for 10.10 a.m. (or, if later, immediately following the conclusion or adjournment of the preceding general meeting of ScottishPower) on 15 June 1999 to consider and, if thought fit, approve this Scheme;

CREST means a relevant system (as defined in the CREST Regulations) in respect of which CRESTCo is the operator (as defined in the CREST Regulations);

CRESTCo means CRESTCo Limited;

CREST Regulations means the Uncertificated Securities Regulations 1995 (SI 1995 No. 3272) as from time to time amended;

holder includes any person entitled by transmission;

New ScottishPower means New Scottish Power plc;

new ScottishPower Shares means new ordinary shares of 50 pence each in the capital of ScottishPower;

New ScottishPower Special Share means the special rights non-voting redeemable preference share of (Pounds)1 in the capital of New ScottishPower;

New Shares means ordinary shares of 50 pence each in the capital of New ScottishPower;

Petition means the petition to the Court to sanction the Scheme;

Record Date means the business day immediately preceding the Scheme Date;

Scheme Date means the date on which this Scheme becomes effective in accordance with clause 6 of this Scheme;

Scheme Record Date means the business day immediately preceding the date of the Court Hearing (or, if the hearing continues beyond one day, the business day immediately preceding the final day of the hearing);

Scheme Shareholder means a holder of Scheme Shares as at 5.30 p.m. on the Record Date;

Scheme Shares means all ScottishPower Shares in issue at 5.30 p.m. on the Scheme Record Date;

ScottishPower means Scottish Power plc;

ScottishPower Shares means ordinary shares of 50 pence each in the capital of ScottishPower;

ScottishPower Special Share means the special rights non-voting redeemable preference share of (Pounds)1 in the capital of ScottishPower;

Special Shareholder means the Secretary of State for Scotland, the holder of the ScottishPower Special Share;

this Scheme means this scheme of arrangement in its present form or with any modification thereof or addition thereto or condition approved or imposed by the Court; and

                                                  ScottishPower Scheme Circular
uncertificated or in uncertificated form means recorded on the relevant register as in uncertificated form, being held in uncertificated form in CREST and title to the object of which by virtue of the CREST Regulations may be transferred by means of CREST.

(B)The authorised share capital of ScottishPower as at the date of this Scheme is (Pounds)850,000,001 divided into 1,700,000,000 ScottishPower Shares, of which 1,199,323,954 have been issued and are fully paid up (and the remainder are unissued), and one ScottishPower Special Share which has been issued and is fully paid up.

(C)New ScottishPower was incorporated as a public limited company on 19 February 1999 under the name New Scottish Power plc. The authorised share capital of New ScottishPower at the date of this Scheme is (Pounds)850,000,001 divided into 1,699,900,004 New Shares, of which 4 have been issued and are fully paid up (and the remainder are unissued), the New ScottishPower Special Share which has not been issued and 49,998 non-voting redeemable shares of (Pounds)1 each, all of which have been issued and are fully paid up.

(D)The purpose of this Scheme is to provide for the cancellation of the Scheme Shares and the ScottishPower Special Share and the issue of new ScottishPower Shares with an aggregate nominal value equal to that of the shares so cancelled to New ScottishPower in consideration of the allotment by New ScottishPower of New Shares to the Scheme Shareholders and the allotment by New ScottishPower of the New ScottishPower Special Share to the Special Shareholder.

(E)New ScottishPower has given its written consent to this Scheme and has given a written undertaking to be bound by its terms. It is proposed that the Special Shareholder will agree to appear by Counsel at the Court Hearing to consent to this Scheme and to undertake to be bound by its terms.

2. The Scheme
ScottishPower Cancellation
1.(a) The share capital of ScottishPower shall be reduced by cancelling the Scheme Shares and the ScottishPower Special Share.

  (b) Forthwith and contingently upon the said reduction of capital taking effect:

    (i) the share capital of ScottishPower shall be increased to its former amount by the creation of such number of new ScottishPower Shares as shall be of an aggregate nominal amount equal to the aggregate nominal amount of the shares cancelled in accordance with sub-clause
        (a) of this clause 1; and

    (ii) ScottishPower shall apply the credit arising in its books of account on the reduction of capital pursuant to sub-clause (a) of this clause 1 in paying up, in full at par, the new ScottishPower Shares created pursuant to sub-clause (b)(i) of this clause 1 and shall allot and issue the same, credited as fully paid, to New ScottishPower and/or its nominee(s).

New Shares and the New ScottishPower Special Share
2.(a) In consideration of the cancellation of the Scheme Shares and the ScottishPower Special Share and the issue of the new ScottishPower Shares to New ScottishPower and/or its nominee(s) pursuant to clause 1 of this Scheme, New ScottishPower shall (subject to the provisions of sub-clause (c) of this clause 2):

    (i) allot and issue (credited as fully paid) New Shares to the Scheme Shareholders on the basis of one New Share for each Scheme Share held at 5.30 p.m. on the Record Date, save that, for any person holding New Shares as at 5.30 p.m. on the Record Date, his entitlement to receive New Shares pursuant to this clause 2 shall be reduced by the number of New Shares he holds at that time; and

ScottishPower Scheme Circular

18

    (ii) allot and issue (credited as fully paid) the New ScottishPower Special Share to the Special Shareholder.

  (b) The New Shares to be issued pursuant to sub-clause (a)(i) of this clause 2 shall rank pari passu in all respects with any New Shares in issue at
      5.30 p.m. on the Record Date and shall rank in full for all dividends or distributions made, paid or declared after the Scheme Date on the ordinary share capital of New ScottishPower.

  (c) The provisions of sub-clause (a) of this clause 2 shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if, in respect of any Scheme Shareholder who is a citizen, resident or national of any jurisdiction outside the United Kingdom ("overseas shareholder"), New ScottishPower is advised that the allotment and issue of New Shares pursuant to this clause 2 would infringe the laws of any jurisdiction outside the United Kingdom or would require New ScottishPower to observe any governmental or other consent or any registration, filing or other formality, then New ScottishPower may determine that no New Shares shall be allotted or issued to such overseas shareholder under this clause 2, but shall instead be allotted to a nominee appointed by New ScottishPower, as a trustee for such overseas shareholder, on terms that the nominee shall, as soon as practicable following the Scheme Date, sell the New Shares so allotted at the best price which can reasonably be obtained and shall account for the net proceeds of such sale (after the deduction of all expenses and commissions, including value added tax, payable thereon) by sending a cheque or warrant to such overseas shareholder in accordance with the provisions of clause 3 below. None of ScottishPower, New ScottishPower, any nominee referred to in this sub-clause (c) or any broker or agent of any of them shall have any liability for any loss arising as a result of the timing or terms of any such sale.

Certificates and payment
3.(a) Not later than ten (10) business days after the Scheme Date, New
      ScottishPower shall send by post to the allottees of the New Shares and to the allottee of the New ScottishPower Special Share allotted and issued pursuant to clause 2 of this Scheme certificates in respect of such shares, save that where Scheme Shares are held in uncertificated form, New ScottishPower will procure that CRESTCo is instructed to cancel the entitlement to Scheme Shares of each of the Scheme Shareholders concerned and to credit to the appropriate stock account in CREST of each such Scheme Shareholder his entitlement to New Shares.

  (b) Not later than ten (10) business days following the sale of any relevant New Shares pursuant to clause 2(c), New ScottishPower shall procure that the nominee shall account for the cash payable by despatching to the persons respectively entitled thereto cheques and/or warrants by post.

  (c) All certificates required to be sent by ScottishPower pursuant to sub-clause (a) of this clause 3 and all cheques or warrants required to be sent pursuant to sub-clause (b) of this clause 3 shall be sent through the post in pre-paid envelopes addressed to the persons respectively entitled thereto at their respective addresses appearing in the register of members of ScottishPower at the close of business on the Record Date (or, in the case of joint holders, to the address of that one of the joint holders whose name stands first in the register in respect of the joint holding) or in accordance with any special instructions regarding communications received at the registered office of ScottishPower prior to the Record Date.

  (d) None of ScottishPower, New ScottishPower, any nominee referred to in clause 2(c) or any agent of any of them shall be responsible for any loss or delay in transmission of certificates, cheques or warrants sent in accordance with this clause 3.

  (e) The preceding sub-clauses of this clause 3 shall take effect subject to any prohibition or condition imposed by law.

Certificates representing Scheme Shares and the ScottishPower Special Share
4. With effect from and including the Scheme Date, all certificates representing holdings of Scheme Shares and the ScottishPower Special Share shall cease to be valid in respect of such holdings.

                                                  ScottishPower Scheme Circular

Mandates
5. Each mandate in force at 5.30 p.m. on the Record Date relating to the payment of dividends on Scheme Shares and each instruction then in force as to notices and other communications from ScottishPower shall, unless and until varied or revoked, be deemed as from the Scheme Date to be a valid and effective mandate or instruction to New ScottishPower in relation to the corresponding New Shares to be allotted and issued pursuant to this Scheme.

Scheme Date
6. This Scheme shall become effective as soon as an office copy of the interlocutor of the Court sanctioning this Scheme under section 425 of the Act and confirming under section 137 of the Act the reduction of capital proposed under this Scheme shall have been duly delivered to the Registrar of Companies for registration and the interlocutor and relative minute have been registered by him.

7. Unless this Scheme shall have become effective on or before 30 June 2000 or such later date, if any, as the Court may allow, it shall lapse.

Modification
8. ScottishPower and New ScottishPower may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or to any condition which the Court may think fit to approve or impose.

Dated 6 May 1999

ScottishPower Scheme Circular

20
Part IV
Notices of meetings
Scottish Power plc
(registered in Scotland No. 117120)

1. Notice of Court Meeting

NOTICE IS HEREBY GIVEN that, by an order, the Court of Session has ordered a meeting (the "Court Meeting") of the holders (the "Shareholders") of ordinary shares of 50 pence each in the capital of Scottish Power plc (the "Company") to be convened for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement proposed to be made between the Company, the Scheme Shareholders (as defined in the said scheme of arrangement) and the Special Shareholder (as defined in the said scheme of arrangement) and that such meeting shall be held at The Glasgow Royal Concert Hall, 2 Sauchiehall Street, Glasgow G2 3NY on Tuesday, 15 June 1999 at 10.10 a.m. (or, if later, immediately following the conclusion or adjournment of the Merger EGM (as defined in the document of which this Notice forms part)) at which time and place all Shareholders are requested to attend.

At the Court Meeting, the following resolution will be proposed:

  THAT the scheme of arrangement dated 6 May 1999 (the "Scheme") between the Company, the Scheme Shareholders (as defined in the Scheme) and the Special Shareholder (as defined in the Scheme) the terms of which are set forth in the document of which the Notice of this meeting forms part be approved and the directors of the Company be authorised to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect.

A copy of the said scheme of arrangement and the statement explaining the effect of the said scheme of arrangement required to be furnished pursuant to section 426 of the Companies Act 1985 are incorporated in the document of which this Notice forms part.

The shareholders entitled to attend and vote at the Court Meeting may vote thereat in person or they may appoint another person, whether a member of the Company or not, as their proxy to attend and vote in their stead. A white form of proxy for use in connection with the Court Meeting is enclosed herewith.

To be valid, forms appointing proxies must be completed and signed in accordance with the instructions printed thereon and it is requested that they be lodged at the office of the Registrars of the Company, Lloyds TSB Registrars, at their address in England, The Causeway, Worthing, West Sussex, BN99 3DW no later than 10.10 a.m. on 13 June 1999 but, if forms are not so lodged, they may be handed to the Chairman at the Court Meeting. The completion and return of a form of proxy will not prevent a member who wishes to do so from attending and voting in person.

In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy or (if such member is a corporation) by authorised representative, will be accepted to the exclusion of the vote of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names appear in the register of members of the Company in respect of the joint holding.

Only those Shareholders registered in the register of members of the Company as at 10.10 a.m. on 13 June 1999 (or, if later, 48 hours before the conclusion or adjournment of the Merger EGM) or, in the event that the Court Meeting is adjourned, 48 hours before the time of any adjourned meeting, shall be entitled to attend or vote at the Court Meeting in respect of the number of shares registered in their name at the relevant time. Changes to entries in the register of members after 10.10 a.m. on 13 June 1999 (or, if later, 48 hours before the conclusion or adjournment of the Merger EGM) or, in the event that the Court Meeting is adjourned, less than 48 hours before the time of any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the Court Meeting.

By the order referred to above, the Court of Session has appointed Mr C M Stuart or, failing him, any other director of the Company to act as Chairman of the Court Meeting and has directed the Chairman to report the result thereof to the Court of Session.

                                                  ScottishPower Scheme Circular

The said scheme of arrangement will be subject to the subsequent sanction of the Court of Session.

Freshfields
65 Fleet Street
London
EC4Y 1HS

Shepherd & Wedderburn WS
Saltire Court
20 Castle Terrace
Edinburgh EH1 2ET

Solicitors for the Company

                                                               Dated 6 May 1999

ScottishPower Scheme Circular

22

Scottish Power plc
(registered in Scotland No. 117120)

2. Notice of Scheme EGM
NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Scottish Power plc (the "Company") will be held at The Glasgow Royal Concert Hall, 2 Sauchiehall Street, Glasgow G2 3NY, on Tuesday, 15 June 1999 at 10.20 a.m. (or, if later, immediately following the conclusion or adjournment of the Court Meeting (as defined in the document of which this Notice forms part)) for the purposes of asking you to vote on two special resolutions.

Resolution 1
Paragraphs 1(a) to 1(f) together constitute a single special resolution, but we have divided these paragraphs in order to explain the effect of each part of the resolution.

Resolution 1: parts (a) to (d)--Creating a holding company for ScottishPower:
1. THAT:

(a) the scheme of arrangement dated 6 May 1999 (the "Scheme") between the Company, the Scheme Shareholders (as defined in the Scheme) and the Special Shareholder (as defined in the Scheme) the terms of which are set forth in the document of which the Notice of this meeting forms part be approved and the directors of the Company be authorised to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect;

(b) contingently upon the passing as an extraordinary resolution at a separate general meeting of holders of ordinary shares of 50 pence each in the capital of the Company (or any adjournment thereof) of the resolution set out in the Notice dated 6 May 1999 convening such meeting and forthwith upon the Scheme coming into effect, the share capital of the Company be reduced by cancelling the Scheme Shares (as defined in the Scheme) and the ScottishPower Special Share (as defined in the Scheme);

(c) forthwith and contingently upon the said reduction of capital taking effect:

     (i) the share capital of the Company be increased to its former amount by the creation of such number of new ordinary shares of 50 pence each in the capital of the Company ("new Ordinary Shares") as shall be of an aggregate nominal amount equal to the aggregate nominal amount of the shares cancelled in accordance with paragraph (b) of this resolution; and

     (ii) the credit arising in its books of account on the reduction of capital be applied in paying up, in full and at par, the new Ordinary Shares created pursuant to sub-paragraph (c)(i) of this resolution, such new Ordinary Shares to be allotted and issued, credited as fully paid, to New Scottish Power plc (registered in Scotland No. 193794) and/or its nominee(s);

(d) the directors of the Company be and are hereby generally and unconditionally authorised, for the purposes of section 80 of the Companies Act 1985, to allot relevant securities (as defined in the said section 80) up to an aggregate nominal value of (Pounds)850,000,001 in respect of allotments of relevant securities in connection with the Scheme provided that this authority shall expire on 30 June 2000 and shall be in addition to any other authority conferred on the directors of the Company pursuant to the said section 80;

-------------------------------------------------------------------------------
These parts of resolution 1 approve cancelling your existing ScottishPower shares (in consideration for which you will receive shares in New
ScottishPower) and, to make New ScottishPower the holding company of ScottishPower, increasing ScottishPower's share capital to the pre-cancellation amount and issuing new shares in ScottishPower to New ScottishPower.

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

                                                  ScottishPower Scheme Circular

                                                                             23

Resolution 1: parts (e) and (f) -- Consequential amendments to the Articles of Association of the Company:
(e) the Articles of Association of the Company be amended by:

     (i) the adoption and inclusion of the following new Article as Article
        160:

                                  Scheme of Arrangement
           160(A) In this Article 160, expressions not defined in these Articles but defined in the Scheme shall have the same respective meanings in this Article.

           160(B) If any shares in the Company are allotted and issued to any person (a "new member") other than ScottishPower or any nominee of ScottishPower on or after the date of the meeting convened pursuant to an interlocutor of the Court of Session (the "Court") they will (i) if in issue as at 5.30 p.m. on the day before the Scheme is sanctioned by the Court (the "Scheme Record Date") be allotted and issued subject to the terms of the Scheme and shall be Scheme Shares for the purposes thereof and the new member, and any subsequent holder other than ScottishPower or any nominee of ScottishPower, shall upon the Scheme becoming effective be bound by the terms of the Scheme and (ii) if not in issue until after that time, immediately following their issue or immediately upon the Scheme becoming effective (whichever is the later) be transferred to ScottishPower in consideration for and conditionally on the issue or transfer to the new member (or any subsequent holder) of one ordinary share in ScottishPower for each share in the Company so transferred. The ScottishPower ordinary shares so issued will be credited as fully paid and will rank equally in all respects with all ScottishPower ordinary shares in issue at the time (other than as regards any dividend or other distribution payable by reference to a record date preceding the date of allotment and issue or the close of business on the Scheme Record Date, whichever is later) and will be subject to the Articles of Association of ScottishPower.

           160(C) The number of shares to be issued or transferred under
                  Article 160(B) may be adjusted by the Directors in such manner as the auditors may determine on any reorganisation of the share capital of the Company or of ScottishPower effected after 5.30 p.m. on the Scheme Record Date, provided always that any fractions of an ordinary share in ScottishPower shall be aggregated and sold for the benefit of the shareholders concerned.

           160(D) To give effect to any such transfer required by Article
                  160(B), the Company may appoint any person to execute a form of transfer on behalf of the new member (or any subsequent holder of the relevant shares in the Company) in favour of ScottishPower and to agree for and on behalf of the new member (or any such holder) to become a member of ScottishPower; and

     (ii) the addition of the following definitions to Article 2;

           "Scheme" the scheme of arrangement pursuant to section 425 of the Companies Act 1985 dated 6 May 1999; and

           "ScottishPower" the company incorporated as New Scottish Power plc, registered in Scotland, No. 193794.

-------------------------------------------------------------------------------
This part of this resolution amends the Articles of Association of ScottishPower to ensure that any holders of the Company's shares issued after the Court Meeting and before 5.30 p.m. on the Scheme Record Date are bound by the Scheme and that any of the Company's shares issued after 5.30 p.m. on the Scheme Record Date are transferred to New ScottishPower in consideration for the issue or transfer to the holder of New Shares by New ScottishPower. This alteration to the Articles of Association will take effect whether or not the Scheme becomes effective.

-------------------------------------------------------------------------------

ScottishPower Scheme Circular

24
(f) conditionally upon the Scheme becoming effective, the Articles of Association of the Company be further amended by:

     (i) the deletion of the words Scottish Power plc from the existing definition of Company in Article 2 and the substitution therefor of the words Scottish Power UK plc;

     (ii) the deletion from Article 2 of the respective definitions of Special Share and Special Shareholder;

     (iii) the deletion of the existing Article 7 and the substitution therefor of the following new Article 7:

                             The ScottishPower Special Share
           7.(A) Notwithstanding any provision in these Articles to the contrary, each of the following matters shall, at any time prior to the date of redemption of the ScottishPower Special Share pursuant to Article 7 of the Articles of Association of ScottishPower, be effective only with the prior consent in writing of ScottishPower:

                 (i) the amendment, deletion or alteration of the effect of this Article;

                 (ii) the creation or issue of any shares in the capital of the Company other than an issue of shares following the issue of which ScottishPower will own the full legal and beneficial interest in, and control, shares in the capital of the Company carrying at least 85 per cent. of the voting rights exercisable on a poll at general meetings of the Company; and

                 (iii) any abrogation, variation, waiver or modification of any of the rights or privileges attaching to any shares of any class in the Company held by ScottishPower or on its behalf such that ScottishPower will cease to own the full legal and beneficial interest in, and control, shares in the capital of the Company carrying at least 85 per cent. of the voting rights exercisable on a poll at general meetings of the Company.


           7.(B) For the purposes of this Article 7, the "ScottishPower
                 Special Share" means the special rights non-voting redeemable preference share of (Pounds)1 in the capital of ScottishPower.

     (iv) the deletion of the final sentence of Article 8(B); and

     (v) the deletion of the existing Article 51 and the substitution therefor of the word Deleted.

-------------------------------------------------------------------------------
If the Scheme becomes effective, this part of this resolution asks you to approve a number of consequential amendments to the Articles of Association.
In particular, it further amends Article 2 (which sets out definitions used in the Articles of Association), Article 7 (which currently sets out the rights of the Special Shareholder) and Article 8 (which deals with variations of class rights and currently includes reference to the Special Share) to reflect the fact that the Special Share in ScottishPower will be replaced by a Special Share in New ScottishPower and to ensure that New ScottishPower will hold at least 85% of the voting rights in ScottishPower unless the Special Shareholder gives his consent. In addition, this part of the resolution deletes the existing Article 51 (which provides that no person may hold more than 15% of the voting capital of ScottishPower) to enable New ScottishPower to become the holding company of ScottishPower.

-------------------------------------------------------------------------------

                                                  ScottishPower Scheme Circular

Resolution 2: Change of ScottishPower's name to "Scottish Power UK plc". We will be asking you to vote on the following special resolution:

2. THAT, conditional on the Scheme becoming effective, the name of the Company be changed to "Scottish Power UK plc".

-------------------------------------------------------------------------------
This resolution is to change the name of ScottishPower to "Scottish Power UK plc" once the Scheme becomes effective.

-------------------------------------------------------------------------------

Dated 6 May 1999

By Order of the Board
A.R. Mitchell
Secretary

Registered Office: 1 Atlantic Quay, Glasgow, G2 8SP

Notes:

1. A member entitled to attend and vote at the meeting is entitled to appoint a proxy or proxies to attend and, on a poll, to vote instead of him or her. A proxy need not be a member of the Company.

2. A purple pre-paid form of proxy is enclosed which members are invited to complete and return. Lodging a form of proxy will not prevent the member from attending the meeting and voting in person should he or she decide to do so.

3. To ensure that it is effective, the instrument appointing a proxy, together with any power of attorney or other authority under which it is signed, or a duly certified copy thereof, should be deposited at the offices of the Company's Registrars, Lloyds TSB Registrars, at their address in England, The Causeway, Worthing, West Sussex, BN99 3DW before 10.20 a.m on 13 June 1999.

4. Holders of ADSs should complete voting instruction cards in relation to the voting rights attached to the ordinary shares represented by their ADSs and return the cards to the Depositary, The Bank of New York, 101 Barclay Street, New York, NY 10286 as indicated on the voting instruction cards as soon as possible and in any event by 5.00 p.m. (New York time) on 8 June 1999.

5. Copies of the Company's existing Articles of Association and copies of the Articles of Association as proposed to be amended by paragraphs (e) and (f) of the resolution numbered 1 set out in the notice of meeting and copies of the service agreements between the Company and its directors are available for inspection at the Company's registered office during normal business hours on any weekday (excluding Saturdays and public holidays) from the date of this notice until close of business on 15 June 1999 and will also be available for inspection at the place of the meeting for at least 15 minutes before, and during, the meeting.

6. The Company, pursuant to Regulation 34 of the Uncertificated Securities Regulations 1995, specifies that only those members registered in the register of members of the Company as at 10.20 a.m. on 13 June 1999 (or, if later, 48 hours before the conclusion or adjournment of the Court Meeting) or, in the event that this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries in the register of members after 10.20 a.m. on 13 June 1999 (or, if later, 48 hours before the conclusion or adjournment of the Court Meeting) or, in the event that this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting shall be disregarded in determining the rights of any person to attend or vote at the meeting.

ScottishPower Scheme Circular

26

Scottish Power plc
(registered in Scotland No. 117120)

3. Notice of Class Meeting

NOTICE IS HEREBY GIVEN that a separate general meeting of the holders (the "Ordinary Shareholders") of ordinary shares (the "Ordinary Shares") of 50 pence each in the capital of Scottish Power plc (the "Company") will be held at The Glasgow Royal Concert Hall, 2 Sauchiehall Street, Glasgow G2 3NY on Tuesday, 15 June 1999 at 10.30 a.m. (or, if later, immediately following the conclusion or adjournment of the Scheme EGM (as defined in the document of which this Notice forms part)), for the purpose of asking you to vote on the following Extraordinary Resolution. If the requisite quorum is not present within fifteen minutes (or such longer time not exceeding one hour as the chairman of the meeting may allow), such meeting shall stand adjourned to 3.00 p.m. on the same date (or such other time and/or date as the Chairman may specify) and will be held at the same place.

THAT:

(a) the reduction of capital of the Company to be effected by the passing and implementation of paragraph (b) of the resolution numbered 1 set out in the Notice dated 6 May 1999 of the extraordinary general meeting of the Company (a copy of which has been produced to this meeting and, for the purpose of identification, signed by the chairman hereof) be approved; and

(b) without limitation to or by paragraph (a) above, each and every variation, abrogation, alteration or taking away of the rights, privileges and restrictions attached to the Ordinary Shares which may (or may be deemed to) result from or be involved in or be effected by or pursuant to the passing and implementation of the resolution numbered 1 set out in the aforementioned Notice or the scheme of arrangement pursuant to section 425 of the Companies Act 1985 dated 6 May 1999 be sanctioned in accordance with Article 8(A) of the Articles of Association of the Company.

-------------------------------------------------------------------------------
This resolution approves any variation of the class rights attaching to the Company's ordinary shares which arises or is deemed to arise as a result of the Scheme.

-------------------------------------------------------------------------------

Dated 6 May 1999

By Order of the Board
A.R. Mitchell
Secretary

Registered Office: 1 Atlantic Quay, Glasgow, G2 8SP

Notes:

1. A member entitled to attend and vote at the meeting is entitled to appoint a proxy or proxies to attend and, on a poll, to vote instead of him or her. A proxy need not be a member of the Company.

2. A grey pre-paid form of proxy is enclosed which members are invited to complete and return. Lodging a form of proxy will not prevent the member from attending the meeting and voting in person should he or she decide to do so.

3. To ensure that it is effective, the instrument appointing a proxy, together with any power of attorney or other authority under which it is signed, or a duly certified copy thereof, should be deposited at the offices of the Company's Registrars, Lloyds TSB Registrars, at their address in England, The Causeway, Worthing, West Sussex, BN99 3DW before 10.30 a.m. on 13 June 1999.

4. Holders of ADSs should complete voting instruction cards in relation to the voting rights attached to the ordinary shares represented by their ADSs and return the cards to the Depositary, The Bank of New York, 101 Barclay Street, New York, NY 10286 as indicated on the voting instruction cards as soon as possible and in any event by 5.00 p.m. (New York time) on 8 June 1999.

5. The Company, pursuant to Regulation 34 of the Uncertificated Securities Regulations 1995, specifies that only those members registered in the register of members of the Company as at 10.30 a.m. on 13 June 1999 (or, if later, 48 hours before the conclusion or adjournment of the Scheme EGM) or, in the event that this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting shall be entitled to attend or vote at the meeting in respect of

                                                   ScottishPower Scheme Circular

                                                                              27
   the number of shares registered in their name at that time. Changes to entries in the register of members after 10.30 a.m. on 13 June 1999 (or, if later, 48 hours before the conclusion or adjournment of the Scheme EGM) or, in the event that this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting shall be disregarded in determining the rights of any person to attend or vote at the meeting.

6. The quorum for the above meeting shall be two members present in person holding at least one-third in nominal amount of the Ordinary Shares in issue. If, within fifteen minutes from the time appointed for the meeting (or such longer time not exceeding one hour as the Chairman of the meeting may allow), a quorum is not present, the meeting shall stand adjourned until
   3.00 p.m. on the same date (or such other time and/or date as the Chairman may specify) and will be held at the same place. At any such adjourned meeting the quorum shall be any member present in person.

ScottishPower Scheme Circular

28
Part V
Additional Information
1. ScottishPower and its activities
The ScottishPower Group is a leading multi-utility business in the UK serving approximately five and a half million homes across Scotland, England and Wales. The Group's activities span the generation, transmission, distribution and supply of electricity, gas supply, water supply and wastewater services, telecommunications, retailing of electrical appliances, technology and contracting services. The ScottishPower Group, which has its headquarters in Glasgow, is one of the largest industrial groups in the UK.

In its audited financial statements for the year ended 31 March 1999, ScottishPower reported a consolidated profit before tax of (Pounds)644 million (1998: (Pounds)640 million; 1997: (Pounds)558 million) on turnover of (Pounds)3,242 million (1998: (Pounds)3,128 million; 1997: (Pounds)2,941 million). Earnings per share were 42.52p (1998: 41.28p; 1997: 38.11p) before windfall tax and goodwill amortisation, and 42.42p (1998: 14.41p; 1997:
38.11p) after windfall tax and goodwill amortisation. The net dividends per share amounted to 22.50p (1998: 20.40p; 1997: 18.50p) for the year.

ScottishPower employed an average of 15,196 personnel (stated on a full-time equivalent basis) in the year ended 31 March 1999 compared with an average of 14,657 in the year ended 31 March 1997 and an average of 14,356 in the year ended 31 March 1998. As at 31 March 1999, 3,588 were employed in the energy businesses, 1,388 in energy supply, 2,201 in Manweb, 2,383 in telecommunications, 2,262 in Southern Water and 4,210 in the specialist businesses (including corporate functions).

Tighter regulation and increased competition has continued to drive change across each of the sectors in which ScottishPower operates. ScottishPower has responded by continuing to improve the cost performance and efficiency of its businesses.

ScottishPower's major businesses are described in paragraphs (a) to (i) below:

(a)Energy businesses

Generation
The generation business involves the generation of electricity in ScottishPower's own plants and the purchase of external supplies of energy for sale to the electricity supply businesses of ScottishPower, other supply businesses in Scotland and to the wholesale market in England and Wales via the Anglo-Scottish Interconnector described below. ScottishPower's owned generation capacity comprises coal, gas, hydro and wind power. ScottishPower owns and operates power stations with a net output capacity of more than 4,000 MW. Further capacity of up to over 2,800 MW is available to ScottishPower under contract from nuclear, gas and hydro-electric stations operated by other companies. As ScottishPower produces electricity at a cost that is below the price at which the wholesale electricity trading market in England and Wales (the "Pool") purchases electricity, ScottishPower is currently able to take advantage of the prices at which electricity is purchased and sold through the Pool.

ScottishPower's three largest power stations are Longannet (2,304 MW coal-fired), Cockenzie (1,152 MW coal-fired) and Cruachan (400 MW pumped storage). Construction of a 400MW Combined Cycle Gas Turbine station near Brighton has commenced, and commercial operation is planned for Winter 2000. The project is a joint venture, in which ScottishPower has a 50% economic and voting interest, with CSW International Inc., the US parent company of SEEBOARD.

ScottishPower is contracted to take 74.9% of the output from two power stations, Hunterston "B" and Torness, which are owned by British Energy (UK) Limited, a subsidiary of British Energy plc. This contract terminates in 2005. There are also agreements in place with Scottish and Southern Energy plc ("Scottish and Southern") whereby ScottishPower has a right to 50% of the capacity of Scottish and Southern's Peterhead power station and up to 200 MW of Scottish and Southern's conventional hydro generating capacity. Scottish and Southern has access to up to 576 MW of ScottishPower's coal-fired generating capacity. These contracts account for half of ScottishPower's overall generation requirements.

In light of the new competitive environment, the generation business has been restructured in order to focus effectively on its key activities in fossil fuel-fired, gas and renewable energy sources.

                                                  ScottishPower Scheme Circular

The focus of the generation business continues to be to reduce costs, improve efficiency and enhance environmental performance. Investment is being made in ScottishPower's Longannet and Cockenzie power stations and a major new cost savings initiative has been launched. Acquisition of additional generation capacity is kept under consideration.

Progress on developing Hatfield Moors as a gas storage site continues with all necessary planning and consents for construction obtained. The (Pounds)17.6 million project remains on target to meet the winter 1999 peak demands of some 450,000 customers.

ScottishPower's fuel purchasing strategy aims to achieve competitive fuel prices while balancing the need for security and flexibility of supply. The major components of the Group's fuel portfolio are coal, gas and oil. The majority of the Group's coal requirements are sourced in Scotland under long-term contracts. Under a 6 year contract with Scottish Coal (Deep Mine) Limited, which commenced on 1 April 1998, ScottishPower will take 1.67 million tonnes per annum of low sulphur coal. Up to a further 1.7 million tonnes of coal will be supplied yearly by other Scottish suppliers under long-term contracts of between three and five years, also commencing on 1 April 1998. The balance of the Group's coal requirements will be sourced through the exercise of options under these long-term contracts and/or short term competitive tenders. The Group's gas purchasing strategy is based on a combination of long, medium and short-term contracts. In accordance with this strategy, the Group has agreed contracts direct with gas producers on a non-interruptible supply basis. The Group has two long term contracts (with terms of, respectively, 10 and 15 years, from 1994) for supply from major gas fields. From time to time, ScottishPower purchases heavy fuel oil in the international spot market when favourable prices are available.

Generation sales in the year ended 31 March 1999 were 29,679 GWh.
Approximately 22,246 GWh were attributable to ScottishPower's energy supply business, with the remaining 7,433 GWh either being sold to other suppliers or exported through the Anglo-Scottish Interconnector to the Pool in England and Wales.

Power systems
ScottishPower owns and manages a substantial electricity network comprising both the distribution system to customers in its two authorised areas and, in Scotland, the high voltage transmission system (132 kilovolts and above). The latter includes all the assets of the Anglo-Scottish Interconnector which are in its Scottish authorised area. The main function of the power systems business is to develop and maintain an efficient, co-ordinated and economical network, including high voltage connections to England, and to operate and develop the distribution system to approved standards of safety and reliability. Within the power systems business the focus continues to be on reducing costs and improving service. Its principal business activities involve the provision of new connections, construction and refurbishment of the system, maintenance and fault repair, setting tariffs and collecting revenues for the use of our authorised networks, and all metering activities, from provision and repair to meter reading. The power systems business continues to focus strongly on the efficient delivery of electricity to customers in its franchise areas via its overhead and underground network. Investment in the business has included significant upgrades and refurbishments to the transmission and distribution system.

ScottishPower's power systems business is divided into three regions in Scotland, three regions in the Manweb authorised area and a metering business which covers both areas. It has a distribution/transmission network which extends to approximately 113,000 kilometres, with 63,000 kilometres of underground cables and some 50,000 kilometres of overhead lines.

The power systems network is connected to the transmission system of the National Grid Company plc by the Anglo-Scottish Interconnector, which has an upper limit of transfer capability agreed currently as 1,850 MW. The ScottishPower network is also connected at several points to the transmission network of Scottish and Southern. An agreement has been made with the National Grid Company plc and Scottish and Southern to upgrade the maximum capacity of the Anglo-Scottish Interconnector to 2,200 MW. Planning approval has now been granted by HM Government for the reinforcement necessary in England and Wales to give full effect to the upgrade. The current completion date for this project is September 2001. ScottishPower's generation business will provide 75% of the capital cost of the upgrade. Pursuant to an agreement with Scottish and Southern, ScottishPower has the contractual right to 54% of the pre-upgrade capacity and up to 75% of the additional upgrade capacity of the Anglo-

ScottishPower Scheme Circular

30
Scottish Interconnector. ScottishPower's Composite Licence only entitles it to reserve capacity to itself with the consent of the DGES, and obliges it to offer to enter into an agreement with a third party applicant for use of the Anglo-Scottish Interconnector, except when the DGES determines that the capacity of the Anglo-Scottish Interconnector is insufficient to accommodate the requirements of the applicant having regard to such amounts of capacity as has already been reserved to ScottishPower (with the DGES's consent) or a third party. The DGES determined, in December 1998, that ScottishPower may not reserve all of its allocated capacity on the Anglo-Scottish Interconnector to its own generation business. The DGES also determined that capacity was not insufficient to accommodate the requirements of British Nuclear Fuels Limited ("BNFL"), and specified that ScottishPower should make available to BNFL 196 MW of capacity for the period 1 January 1999 to 31 March 2002. In the case of National Power plc, the DGES declined to make a determination on the grounds that National Power plc had not provided sufficient information in support of its application. Following these determinations, ScottishPower has made applications to the DGES to reserve capacity of 75% of the additional upgrade capacity to itself and, with respect to the existing capacity, is in negotiation with the DGES with respect to amendments to the rules governing the allocation of capacity.

The determinations referred to above resulted from requests to ScottishPower from BNFL and National Power plc for access to the Anglo-Scottish Interconnector, and a request by ScottishPower that the whole of the capacity on the Anglo-Scottish Interconnector to which ScottishPower is contractually entitled be reserved to ScottishPower's generation business. On 31 March 1999, ScottishPower extended on an interim basis its existing Use of Interconnector Agreement with BNFL, and negotiations are ongoing to enter into a new agreement to provide BNFL with access up to 196 MW per year until 31 March 2002 and potentially beyond to accommodate the remaining life of the Chapelcross power station. ScottishPower is currently disputing with Scottish and Southern the implications of ScottishPower being obliged to permit BNFL continued access to the Anglo-Scottish Interconnector. ScottishPower contends that under the existing contractual arrangements between ScottishPower and Scottish and Southern only 54% of BNFL's required access of 196 MW should be deducted from ScottishPower's share of access. Scottish and Southern contends that all of BNFL's required access should be deducted from ScottishPower's share of access. The Directors believe it is likely that a compromise will be reached with Scottish and Southern although, at the latest practicable date before publication of this document, negotiations were still ongoing.

ScottishPower has entered into an agreement with Northern Ireland Electricity, a subsidiary of Viridian Group PLC, for the construction of a Scottish-Northern Irish Interconnector with a transfer capability of 250 MW and an agreement for the supply by ScottishPower of around 1,095 GWh of electricity per year over a period of 70 months from the date of commissioning. These agreements amend and restate agreements originally entered into in 1994. Once completed, the Northern Irish and marine sections of the Scottish-Northern Irish Interconnector will be owned by Northern Ireland Electricity, and the Scottish section from the converter station will be owned by ScottishPower. Northern Ireland Electricity will provide the full capital cost of this Interconnector. Approval has been obtained from the Northern Ireland Office for the Regulation of Electricity and Gas for this agreement although European Commission approval and UK competition clearance are still being sought. It is anticipated that the Scottish-Northern Irish Interconnector will commence commercial operation in December 2001.

In late December 1998 and early January 1999, the Group's network in Scotland sustained damage due to very severe weather conditions, causing interruptions to supply. ScottishPower is implementing measures to further improve its ability to deal with such incidents and is contributing to a review by OFFER of electricity companies' responses to the bad weather.

(b) Energy supply

Electricity
The energy supply business is responsible for the sales and marketing of electricity, gas and related products to customers within ScottishPower's and Manweb's respective home areas and to the competitive market throughout the rest of Great Britain. The energy supply business supplies electricity to 3.2 million customers in Great Britain and has an overall market share of 12%.

ScottishPower's home area covers approximately 23,000 square kilometres and comprises southern Scotland, most of central Scotland and a small part of Northumberland. ScottishPower supplies electricity to 1.8 million customers within its home area, which includes Glasgow and Edinburgh.

                                                  ScottishPower Scheme Circular

Manweb is one of twelve Regional Electricity Companies ("RECs") which came into existence as a result of the restructuring and subsequent privatisation of the electricity industry in England and Wales in 1990. It was acquired by ScottishPower in 1995. Manweb supplies electricity to 1.3 million customers in its home area in Merseyside and North Wales, including parts of Cheshire, Greater Manchester, Lancashire, Shropshire and Staffordshire. The area covers approximately 12,200 square kilometres.

The energy supply business purchases electricity from a range of sources, including the Group's generation business, for sale to customers both within its home areas and outside them. Until September 1998, only public electricity suppliers were entitled to supply customers in their franchise areas (now home areas) with demand less than 100 KW (or "franchise" customers). From September 1998 to May 1999, the franchise areas of all public electricity suppliers are being opened to competition on a phased basis, with the result that electricity suppliers holding second tier licences, including ScottishPower and Manweb, are able to supply electricity to all customers in the franchise area of a public electricity supplier. Large industrial or commercial customers with demand above that threshold have been and continue to be able to seek supply from other electricity suppliers holding a "second tier" licence. ScottishPower's and Manweb's respective franchises were opened to competition in three phases, commencing in September 1998 and running through to February 1999. Since September 1998, the strategic focus of the energy supply business has been defence of its existing markets, particularly domestic and small business customers in the ScottishPower and Manweb areas, while exploiting the opportunity to expand its customer base outside these regional boundaries. As at 31 March 1999, the energy supply business had retained 96% of domestic customers in the ScottishPower area and 94% in Manweb. The business had also signed up 190,000 electricity contracts outside those home areas.

In the highly competitive industrial and commercial energy market the Group has sought to defend market share and has retained 76% of these volumes in the ScottishPower area. In Manweb, which comprises some of the largest industrial electricity users in the country, the Group has retained a 27% share of these volumes. Outside the Group's home areas, the Group currently supplies around 1,750 GWh of electricity. The Group has also been developing a new range of added value energy services for the market beyond the energy supply commodity.

Gas markets
The domestic gas supply market has been open to full competition (i.e. extended to premises with consumption under 2,500 therms per annum) since late May 1998. The ScottishPower Group has now established itself as one of the leading challengers to Centrica plc in this market, having already acquired a total of 760,000 domestic contracts by the end of March 1999. In the business market, the Group has continued to grow, supplying gas representing approximately 220 million therms per annum to 23,215 sites across the UK.

The gas business of ScottishPower holds appropriate licences under the Gas Acts 1986 and 1995.

Domestic energy accounts
The year ended 31 March 1999 was a very challenging one for the Group's energy businesses as the residential electricity supply market has opened to competition. At 31 March 1999, new domestic energy accounts secured since, in the case of gas, the second phase of competition in April 1997 and, in the case of electricity, the introduction of competition in September 1998, totalled 950,000 (760,000 gas accounts and 190,000 new electricity contracts). The Group's focus is on securing "dual fuel" electricity and gas customers and to date the Group has more than 317,000 dual fuel energy contracts signed. The Group's progress has been achieved in spite of intense competition. Electricity customers registered to leave the Group at 31 March 1999 were 147,000, representing 5% of customers in ScottishPower's and Manweb's home areas.

The Group will continue to seek to win further new customers. Attracting new customers leads to initial costs in sales and marketing, information systems and new procedures. However, ScottishPower believes that this investment should contribute to growing earnings in the medium to longer term.

(c)Southern Water
Southern Water is one of the ten water and sewerage companies which came into existence as a result of the privatisation of the water industry in England and Wales in 1989. Acquired by ScottishPower in August 1996, its principal business is the provision of water supply for a population of approximately
2.2 million and wastewater services for a population of approximately 4.0 million. Southern Water

ScottishPower Scheme Circular

32
operates in a region of approximately 10,450 square kilometres in the counties of Kent, East and West Sussex, Hampshire and the Isle of Wight and small parts of Wiltshire, Berkshire and Surrey. The region's coastline stretches from the Thames Estuary north of Rochester to beyond the Solent, including the Isle of Wight.

Southern Water has an ongoing (Pounds)1 billion capital investment programme over the five years to the year 2000. A major sludge treatment centre was commissioned at Millbrook, in the Southampton Docks area. Approval was received for the construction of a new (Pounds)115 million wastewater works at Portsmouth. Work is proceeding on the (Pounds)111 million Isle of Wight wastewater treatment scheme and the (Pounds)53 million Hastings bathing water project.

Southern Water Services is subject to the licensing regime contained in the Water Industry Act 1991.

Water supply business
Southern Water supplies on average 600 million litres of water per day which is distributed through 13,200 kilometres of water main. Southern Water's 104 water treatment works treat water from 132 water sources in the region, with approximately 70% of water supplied coming from underground sources. Water is pumped through the water mains by 413 pumping stations. Southern Water is also responsible for the operation and maintenance of four impounding reservoirs, which have a total storage capacity of 42,390 million litres.

Southern Water has 13,200 kilometres of water main. In order to minimise the loss of water through leakage, a leakage control initiative was enhanced following privatisation in 1989 and has reduced water loss by 140 million litres per day to date. Since privatisation, Southern Water has one of the best records with respect to water supply leakage among the water and sewerage companies. Losses through leaks in its distribution system stood at 11.5% in 1997/1998 compared with 26% just before the time of privatisation, with a target to achieve 10.8% by the year 2000.

Southern Water monitors water quality through a programme in which samples are analysed regularly for both microbiological and chemical parameters. Currently 99.8% of water sampled passed the EU performance criteria in 1997 (the most recent published figures) and the Group believes that this level was maintained in 1998.

Wastewater business
Southern Water has 392 wastewater treatment works which treat effluent pumped through 20,600 kilometres of sewer by over 1,850 pumping stations. These works provide various treatment types as follows: primary, enhanced primary, secondary activated sludge, secondary biological, tertiary activated and tertiary biological. In addition, as part of the treatment process to meet current bathing water standards, Southern Water has 21 long sea outfalls around the coastline of its region.

Under the Water Resources Act 1991, these works are granted consent by the Environment Agency to discharge sewage effluent to controlled waters. The conditions attached to each consent can cover quality, quantity and operational parameters as laid down in the "Standard Clauses" of the Discharge Consents Manual issued by the Environment Agency. The basis of the policy is to maintain and improve water quality and the aquatic environment.

(d)Telecommunications
ScottishTelecom's strategy has been to achieve growth through a combination of organic growth and selective acquisitions. This has provided ScottishTelecom with operations in key markets across the communications sector since its launch in 1994.

ScottishTelecom now provides, under innovative tariff packages, a wide portfolio of communication services ranging from voice, data and telephony mobile services to call centre, on-line information and Internet access services.

In September 1997, ScottishPower entered into a joint venture arrangement with Martin Dawes Telecommunications Limited by contributing the net assets of its mobile telephone business, Woodend Group Limited, and (Pounds)2.6 million of additional capital, to form ScottishPower Telecommunications (Services) Limited, in which ScottishPower has a 50% economic and voting interest. The joint venture has subsequently promoted mobile telephony services.

                                                  ScottishPower Scheme Circular

                                                                             33
In February 1998 ScottishTelecom acquired Pinnacle Cellular and it acquired Demon Internet for (Pounds)66 million on 1 May 1998. ScottishPower's "Scotland On-Line" and "Prestel" operations combined with Demon Internet now have in excess of 275,000 customers.

The business moved into operating profit during the year ended 31 March 1998 and contributed (Pounds)10.3 million to the Group's audited consolidated operating profits for the year ended 31 March 1999. Scottish Telecom's current share of the overall Scottish telecommunications market in which it operates is still relatively small, but is increasing. The ScottishPower Board believes that revenue growth will come from carrying Demon Internet telecoms traffic following the installation of a network switch and supporting infrastructure which was completed at the beginning of February 1999.

On 16 February 1999, ScottishTelecom announced that Bill Allan had been appointed to succeed Rod Matthews as Managing Director of ScottishTelecom.

The development of the ScottishPower Group has caused the Directors to review the future of ScottishTelecom. ScottishPower is currently evaluating the strategy of ScottishTelecom and the options available to maximise shareholder value from its investment in this business, in what is a rapidly changing and developing sector. This assessment includes a review of the services provided by ScottishTelecom, its funding needs and any consequential restructuring. The Directors expect to reach a decision during the year.

ScottishTelecom holds appropriate licences under the Telecommunications Act
1984.

(e)Specialist businesses

Electrical retailing
ScottishPower's electrical retailing business sells electrical products through a chain of 183 outlets throughout the UK. In addition to retail sales, the Group's electrical retailing business provides servicing and repair facilities and delivery and connection facilities.

Contracting services
The Group's contracting services business specialises in niche markets, including the installation and maintenance of high voltage equipment, residential heating (electrical and gas installations), street lighting, security and fire alarms, residential telephone connections, appliance installation inspection and pre-planned maintenance, as well as instrumentation, mechanical and project management along with property and facilities management.

Technology
The Group's technology business combines a number of groups which specialise in different areas of engineering consultancy and science, including mechanical, electrical and civil engineering and environmental sciences. These services are provided to both internal and external customers.

(f)Customer services

Electricity
ScottishPower has taken steps to improve all aspects of its customer service within the energy businesses in preparation for full competition in the domestic electricity supply market, and intends to continue to treat improving customer service as a priority over the next year. The businesses' customer service guaranteed standards were maintained in the year ended 31 March 1999 at the high level set in the previous year, with over 99.9% of all electricity services provided currently matching or exceeding regulatory standards.

All service requirements in Scotland are met by a customer service call centre, employing modern communications and information technology, offering a single telephone contact point and 24 hour support. In Manweb's home area the Group has focused its activities on improving customer service through the provision of two regional call centres, a business call centre and a single telephone contact point.

Water
Southern Water continues to improve customer service standards. Regular reviews by the regulator, OFWAT, have recorded continuing improvements. Southern Water emerged as the top overall performer

ScottishPower Scheme Circular

34
of the large water companies for water supply and customer service and was also top for efficiency in water supply in the latest published OFWAT report which covers the period from April 1997 to March 1998.

Gas
Domestic gas suppliers faced increases in complaints during the period of market liberalisation. The most common complaints to the Gas Consumers' Council have concerned the change of supplier process and sales and marketing activity. ScottishPower received 2,285 Ofgas and Gas Consumer Council complaints during the year ended 31 March 1999, which equates to less than 1% of the customer accounts won during the year. ScottishPower's performance in terms of user complaints was considerably better than that experienced by some other market entrants. The Group has established a gas call centre in Warrington servicing domestic and small business customers.

Telecommunications
ScottishTelecom has continued to develop systems and processes to further improve customer service delivery. These efforts have resulted in a number of successful BABT external audits on behalf of OFTEL and ISO9002 approval, specifically for the handling of residential services. ScottishTelecom is continuing to invest and develop this area by implementing a new customer care system.

(g)Current trading

On 6 May 1999, ScottishPower announced its preliminary results for the year ended 31 March 1999. These results represented a satisfactory financial performance from the Group and reflected ScottishPower's focus on investing to grow the business. On 30 March 1999, PacifiCorp announced its results for the year to 31 December 1998, which were in line with ScottishPower's expectations.

Trading for the first month of ScottishPower's 1999/2000 financial year has also been satisfactory. The Directors intend to continue to invest to develop the UK business, through winning further gas and electricity customers, investing in new generation and infrastructure assets and building ScottishTelecom, thereby delivering long term value to shareholders.

Looking ahead into the new millennium, regulation will continue to have a significant bearing on the profitability and investment capability of the ScottishPower Group. Notwithstanding the Group's success to date in reducing costs and improving efficiency, regulatory factors may have a greater influence than previously.

The Merger should, when completed, create one of the largest international utility companies and open up more growth opportunities for the Combined Group. The Merger is expected to be earnings-enhancing from the first full year, before goodwill amortisation, compared to the Directors' present expectations for the existing ScottishPower Group.

(h) The Merger

Reasons for and benefits of the Merger
The Merger will create an international utility company with significant energy businesses in the UK and the US and approximately seven million customers. The Directors believe that significant benefits will be derived from the Merger and that the Combined Group will be more operationally efficient and stronger financially than either ScottishPower or PacifiCorp would be on its own. The Merger is expected to enhance New ScottishPower's earnings per share, before goodwill amortisation, from the first full year after completion of the Merger compared to the Directors' present expectations for the existing ScottishPower Group. The Merger represents a major step in ScottishPower's stated strategy of achieving growth and creating value for shareholders by utilising its core skills in the US.

ScottishPower has carried out detailed analyses of the US market and possible combination partners. The Directors believe that PacifiCorp is an excellent partner in that it combines:

  . a sound business, good quality assets and an extensive customer base in a region of the US benefiting from good economic growth;

                                                  ScottishPower Scheme Circular

  . substantial scope for improved performance and efficiency;

  . experienced operational management; and

  . low cost coal resources and generation plant.

ScottishPower has a proven track record of delivering value to shareholders through improving operating efficiencies and integrating acquisitions. Since privatisation in 1991, ScottishPower has demonstrated its ability to reduce operating costs within its core operations whilst improving standards of customer service. ScottishPower has successfully completed and integrated two substantial acquisitions in the UK, Manweb and Southern Water. ScottishPower achieved benefits for shareholders beyond its initial expectations, by implementing cost savings and disposing of non-core operations while simultaneously improving customer service.

The Combined Group will focus on accelerating PacifiCorp's strategy to improve the performance of its western US electricity business. ScottishPower and PacifiCorp believe that the application of best practices of the two companies will reduce costs and increase operating efficiencies with the goal of enhancing shareholder value. Although it is difficult to predict the source of cost savings, the Directors expect most, if not all, of the anticipated cost savings to come from the application of best practices in operational and overhead areas rather than through elimination of costs duplicated between ScottishPower and PacifiCorp. The Board believes that this will enable PacifiCorp, which has recently suffered from a period of financial under-performance, to achieve more quickly its stated aim of earning the authorised regulatory rate of return in each US state in which it conducts business and will bring PacifiCorp's non-generation costs per customer in the US in line with some of the most efficient comparable utilities, based on comparisons drawn from information filed with FERC.

To assist the delivery of these improvements, the Directors intend to transfer a number of senior managers with integration experience into PacifiCorp. Some PacifiCorp managers will also be transferred into ScottishPower's UK operations to gain experience of ScottishPower's working practices.

The Merger should enable ScottishPower to apply its proven utility management skills to PacifiCorp. The Directors believe that these skills, developed in the competitive UK market, will assist PacifiCorp as competition is introduced into the US generation and supply businesses.

The Directors also intend to enhance significantly the performance and service standards of PacifiCorp and to increase the range of energy services offered to PacifiCorp customers, by investing in PacifiCorp's existing US business and by applying the best practices drawn from both ScottishPower and PacifiCorp. ScottishPower and PacifiCorp share a common commitment to high standards of customer service, to the environment and to the communities they serve.

PacifiCorp's business
PacifiCorp is one of the largest publicly held electricity utilities in the United States. PacifiCorp's principal activities are electricity generation and sales to domestic, industrial, agricultural and commercial end-users (the "retail" business) and to distribution companies, other generators and power marketers for on-sale (the "wholesale" business) in the United States. PacifiCorp serves 1.5 million retail customers in service territories aggregating about 135,800 square miles in parts of six western states of the United States. PacifiCorp owns or has joint ownership interests in generating plants in the United States with an aggregate plant net generating capability of 8,445 MW. PacifiCorp also has significant electricity operations in Victoria, Australia.

PacifiCorp's revised strategy
In October 1998, following a review of its future strategic direction, PacifiCorp announced that it intended to focus on its electricity business in the Western US and sell its other non-core businesses. This announcement was made during a period of financial under-performance which saw PacifiCorp's earnings per common share (as adjusted to exclude the effect of discontinued operations and significant non-recurring charges) decline.

ScottishPower Scheme Circular

36

The Directors support the revised strategy. Both they and PacifiCorp believe that this strategy will be realised more quickly and effectively as part of the Combined Group. The Directors believe that ScottishPower's experience in the UK will enable this strategy to be implemented and will enhance the delivery of benefits for PacifiCorp's customers and the shareholders of the Combined Group.

In summary, the Board understands PacifiCorp's business, supports its current strategy of focusing on core operations and believes that ScottishPower has the management and skills to improve substantially PacifiCorp's operating performance for the benefit of shareholders and customers.

Details of the Merger

The total consideration will be satisfied in New Shares. The Merger values the PacifiCorp Common Stock at approximately (Pounds)3.64 billion and each share of PacifiCorp Common Stock at (Pounds)12.01 based on the middle market quotation for a ScottishPower Share as quoted in the Daily Official List, and on the fully diluted issued share capital of PacifiCorp, on 27 April 1999 (being the latest practicable date prior to the publication of this document).

The Merger is subject to a number of conditions, including the approval of ScottishPower Shareholders and PacifiCorp Shareholders. Subject to fulfilling these conditions, the Merger is expected to be completed later this year.

On the basis of the number of shares of PacifiCorp Common Stock and the number of ScottishPower Shares in issue on 27 April 1999 (the latest practicable date prior to publication of this document) and the number of options and awards outstanding on such date under the PacifiCorp Stock Plans, the Merger would result in the issue to PacifiCorp Shareholders of 703,915,701 New Shares, an amount equivalent to 58.7% of the current issued share capital of ScottishPower and representing approximately 37% of the Combined Group (before allowance for the planned share buy-back referred to in paragraph (i) below).

The board of directors of PacifiCorp has recommended that its shareholders approve the Merger.

Following completion of the Merger, the Board intends to move to quarterly reporting and payment of quarterly dividends. It is expected that a dividend will be paid in February, May, August and November of each year which is consistent with PacifiCorp's current dividend policy.

The Board remains committed to its stated aim of achieving 7% to 8% real dividend growth per annum until at least the UK regulatory reviews which take effect in the year 2000, whilst maintaining a prudent level of dividend cover. It is ScottishPower's current aim to deliver real dividend growth thereafter and this will be confirmed after the outcome of these regulatory reviews.

Further information on the Merger is set out in the Merger Circular which accompanies this document.

(i) Share buy-back
The Board intends to implement a share buy-back programme of up to (Pounds)500 million following approval of the Merger by both ScottishPower Shareholders and PacifiCorp Shareholders but prior to the Merger Date. This is intended to achieve further financial efficiency, with an expected net interest cover of approximately three times, whilst targeting an "A" credit rating. It is anticipated that the buy-back will be undertaken through on-market purchases.

2. Incorporation and activity of New ScottishPower
(a) New ScottishPower was incorporated and registered in Scotland on 19 February 1999 under the Act as a public company limited by shares with registered number SC193794.

(b) The registered and head office of New ScottishPower is at 1 Atlantic Quay, Glasgow, G2 8SP.

(c) Apart from entering into the Amended and Restated Merger Agreement, New ScottishPower has not traded or presented to its members or filed any accounts since its incorporation.

(d) PricewaterhouseCoopers, whose address is Kintyre House, 209 West George Street, Glasgow G2 2LW, have been the only auditors of New ScottishPower since its incorporation.

                                                  ScottishPower Scheme Circular

3. Share capital of New ScottishPower
(a) The authorised, issued and fully paid share capital of New ScottishPower as at 29 April 1999 (being the latest practicable date prior to the publication of this document), is as follows:

  ---------------------------------------------------------------------------

               Authorised                                                         Issued
           Number               Amount                                     Number         Amount
  ----------------------------------------------------------------------------------------------
    1,699,900,004  (Pounds)849,950,002       New Shares of 50p each             4      (Pounds)2
           49,998       (Pounds)49,998 Redeemable Shares of (Pounds)1 each 49,998 (Pounds)49,998
                1            (Pounds)1   New ScottishPower Special Share        -              -

  ---------------------------------------------------------------------------
  (1) The four New Shares have been issued and are fully paid up. Each of Andrew Ross Mitchell and Ian Simon MacGregor Russell holds two New Shares which will be taken into account in calculating their entitlement to New Shares under the Scheme, and their respective entitlements will therefore be reduced accordingly.
  (2) The 49,998 Redeemable Shares have been issued to ScottishPower and are fully paid up. The Redeemable Shares were issued to enable New ScottishPower to obtain a certificate to commence business under section 117 of the Act. Following the Scheme Date, the Redeemable Shares will continue to be held by ScottishPower but, in accordance with the Act, will not carry any rights to vote for so long as they are so held. New ScottishPower intends to give notice to ScottishPower, in accordance with its Articles of Association, that it intends to redeem the Redeemable Shares prior to the Merger Date. On such redemption, the Redeemable Shares will be cancelled and New ScottishPower will pay to ScottishPower the amounts paid up on such shares.

(b) By a resolution of New ScottishPower passed on 29 April 1999, the authorised share capital of New ScottishPower was increased to (Pounds)850,000,001 by the creation of 1,699,800,004 New Shares and the New ScottishPower Special Share and the Directors of New ScottishPower were generally and unconditionally authorised in accordance with section 80 of the Act to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount of (Pounds)849,950,001 for the purposes of the Scheme at any time up to 31 December 1999.

(c) Before the Scheme Date, the Directors of New ScottishPower will convene an extraordinary general meeting (the "New ScottishPower EGM") at which, among other matters, the Directors of New ScottishPower will be granted substantially the same authority to issue and allot ordinary shares, and to make purchases of its own ordinary shares, as will be in existence in respect of ScottishPower following the conclusion of the Merger EGM and its next annual general meeting (which is expected to be held on 21 July
    1999). Provided the appropriate shareholder approvals are obtained at these general meetings, the authorities and powers granted to New ScottishPower at the New ScottishPower EGM will be substantially as follows:

  (i) the Directors of New ScottishPower will be generally and unconditionally authorised in accordance with section 80 of the Act to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount representing approximately one third of the issued ordinary share capital of New ScottishPower immediately following implementation of the Scheme (or, if the Merger becomes effective, up to an aggregate nominal amount representing approximately one third of the issued share capital of New ScottishPower immediately following implementation of the Merger) to such persons and on such terms as the Directors think fit;

  (ii) the Directors of New ScottishPower will be generally empowered pursuant to section 95 of the Act to allot equity securities (as defined in section 94(2) of the Act) for cash as if section 89(1) of the Act did not apply to such allotment at any time up to the conclusion of the first annual general meeting of New ScottishPower to be held following the Scheme Date:

    (A) in connection with a rights issue; and

    (B) otherwise than pursuant to sub-paragraph (A) above, up to an aggregate nominal amount representing approximately five per cent. of the expected issued ordinary share capital of New ScottishPower immediately following implementation of the Scheme but so that New ScottishPower may enter into a contract to allot equity securities which would or might be completed wholly or partly after the expiry of such power; and

ScottishPower Scheme Circular

38

  (iii) the Directors of New ScottishPower will be authorised to make market purchases (within the meaning of section 163(3) of the Act) of up to such number of New Shares as shall represent approximately ten per cent. of the issued ordinary share capital of New ScottishPower immediately following implementation of the Scheme at prices not less than 50 pence per share nor more than a price per share being not more than five per cent. above the average of the middle market quotations taken from the Daily Official List for the five business days before the purchase is made, such authority to expire on the conclusion of the first annual general meeting of New ScottishPower to be held following the Scheme Date, but so that New ScottishPower may enter into a contract to purchase such shares which would or might be completed wholly or partly after such expiry.

(d) At the New ScottishPower EGM, New ScottishPower and its directors will also be granted the same authority to issue and allot ordinary shares in connection with the Merger as ScottishPower and its directors will have upon the passing of the applicable resolution at the Merger EGM and a number of authorised but unissued New Shares will be created including (without limitation) a number of authorised but unissued New Shares for the purposes of the Merger which is equivalent to the number of authorised but unissued ordinary shares of ScottishPower created at the Merger EGM. These resolutions will only be passed at the New ScottishPower EGM if the relevant resolutions are passed at the Merger EGM.

(e) Under the Scheme, New ScottishPower will issue New Shares, credited as fully paid, to the Scheme Shareholders on the basis of one New Share for each Scheme Share held (except as referred to in note (1) to paragraph 3(a) above) and will issue the New ScottishPower Special Share to the Special Shareholder, in each case credited as fully paid. The New Shares to be issued pursuant to the Scheme will when issued rank pari passu in all respects with the New Shares currently in issue. Accordingly, the proposed authorised, issued and fully paid share capital of New ScottishPower as it will be following the Scheme Date will be as follows:

-----------------------------------------------------------------------------------------------
             Authorised                                                    Issued
    Number            Amount                                     Number           Amount
-----------------------------------------------------------------------------------------------
 2,999,900,004 (Pounds)1,499,950,002 New Shares of 50p each   1,199,323,636 (Pounds)599,661,818
                                      Redeemable Shares of
        49,998        (Pounds)49,998     (Pounds)1 each              49,998      (Pounds)49,998
                                        New ScottishPower
             1             (Pounds)1      Special Share                   1                   1

-------
  The table set out above assumes no issues of shares by New ScottishPower or ScottishPower after 27 April 1999 (being the latest practicable date prior to the publication of this document) whether pursuant to the exercise of options or otherwise, other than in connection with the Scheme. It also assumes that the resolutions to be proposed at the Merger EGM and which are referred to in paragraph (d) above are duly passed.

                                                  ScottishPower Scheme Circular

(f) As at 27 April 1999 (being the latest practicable date prior to the publication of this document) the following options granted to certain directors and employees of the Group under the ScottishPower Share Option Schemes and the Southern Water Sharesave Scheme were outstanding, all of which have been granted for no consideration:

-------------------------------------------------------------------------------

                                                                  Outstanding
                                 Option                                shares
                        Date of   price        Normal exercisable       under
                          Grant (pence)                   periods      option
-----------------------------------------------------------------------------
Scottish Power plc
 Sharesave Scheme   22 Jun 1994  273.8          Sep 1999-Mar 2000  1,294,721
                    20 Jun 1995  262.1          Sep 2000-Mar 2001  1,171,521
                    20 Jun 1996  263.1  Sep 1999-Mar 2000 or 2002  9,871,739
                    20 Jun 1997  307.0  Sep 2000-Mar 2001 or 2003  4,671,202
                    12 Jun 1998  440.0  Sep 2001-Mar 2002 or 2004  4,180,109
                                                                  ----------
                                                                  21,189,292

-------------------------------------------------------------------------------

                                                                        Outstanding
                                       Option                                shares
                              Date of   price        Normal exercisable       under
                                Grant (pence)                   periods      option
-----------------------------------------------------------------------------------
Southern Water Sharesave
 Scheme                   03 Feb 1992   74.0          Mar 1999-Sep 1999      3,642
                          26 Jan 1993  111.0          Mar 1999-Sep 2000    214,610
                          25 Jan 1994  154.9  Mar 1999-Sep 1999 or 2001    109,180
                          25 Jan 1995  136.1  Mar 2000-Sep 2000 or 2002    975,555
                          25 Jan 1996  160.2  Mar 2001-Sep 2001 or 2003    743,663
                                                                         ---------
                                                                         2,046,650
Scottish Power plc
 Executive Share Option
 Scheme                   18 Dec 1991  227.4          Dec 1994-Dec 2001    128,303
                          25 Jun 1992  237.7          Jun 1995-Jun 2002     22,554
                          01 Jul 1993  310.0          Jun 1996-Jun 2003     59,641
                          17 Dec 1993  454.8          Dec 1996-Dec 2003     60,766
                          27 May 1994  354.0          May 1997-May 2004     18,191
                          18 Nov 1994  352.1          Nov 1997-Nov 2004     22,039
                          12 May 1995  335.0          May 1998-May 2005     72,026
                          10 Nov 1995  357.5          Nov 1998-Nov 2005     47,534
                                                                         ---------
                                                                           431,054

-------------------------------------------------------------------------------
  In accordance with past practice, ScottishPower intends to grant options under the Sharesave Scheme in June 1999.
(g) As at 27 April 1999 (being the latest practicable date prior to the publication of this document) the following awards were outstanding under the Plan:

-------------------------------------------------------------------------------

Date of     Number of
grant          shares
---------------------
09.08.1996    678,460
16.05.1997    730,437
07.05.1998    526,512
            ---------
Total       1,935,409

-------------------------------------------------------------------------------
  In accordance with past practice, ScottishPower intends to grant awards under the Plan in May 1999.
(h) As at 27 April 1999 (being the latest practicable date prior to the publication of this document), the total number of shares under option or the subject of awards under the ScottishPower Share Schemes was therefore 25,602,405. At the same date, 12,777,981 ScottishPower Shares were held by the QUEST to satisfy the exercise of share options under the Sharesave Scheme. At the same date, 1,877,077 ScottishPower Shares were held by a trustee (Barclays Private Bank & Trust (Isle of Man) Limited) for the purposes of awards under the Plan.
(i) During the three years immediately preceding the date of this document the only change in the issued share capital of ScottishPower has been the issue of 126,386,570 ScottishPower Shares in

ScottishPower Scheme Circular

40
   connection with the offer for Southern Water originally made on behalf of ScottishPower on 20 June 1996 and 95,961,203 ScottishPower Shares at an issue price of 250p each issued in connection with a rights issue to assist the offer for Southern Water, and the issue of 33,075,627 ScottishPower shares in total as a result of the exercise of share options under the ScottishPower Share Schemes.
(j) Save as disclosed in this paragraph 3, (i) there has been no issue of share or loan capital of New ScottishPower since its incorporation, (ii) save for options which may be granted over New Shares as a result of the release of outstanding options under the ScottishPower Share Schemes or the PacifiCorp Stock Plans, no share or loan capital of New ScottishPower is under option or agreed to be put under option, and (iii) during the three years immediately preceding the date of this document, there has been no material issue of share or loan capital of any member of the ScottishPower Group (otherwise than intra-group issues by wholly-owned subsidiary undertakings and pro rata issues by partly-owned subsidiary undertakings) for cash or other consideration.

(k) No commissions, discounts, brokerages or other special terms have been granted in respect of the issue of any share capital of New ScottishPower.

(l) The New Shares to be issued pursuant to the Scheme and the Merger have not been sold and are not being made available to the public in conjunction with the application for Admission.

(m) The New Shares will, when issued, be in registered form and will be capable of being held in uncertificated form. No temporary documents of title have been or will be issued in respect of the New Shares.

(n) The trustee of the QUEST, ScottishPower Share Scheme Trustees Limited, has agreed to waive all but 0.001 pence of any dividend per share due, or to become due, on any ScottishPower Share held in the QUEST.

4. Summary of principal differences between the New ScottishPower Articles and the ScottishPower Articles and future proposals
The principal differences between the New ScottishPower Articles and the ScottishPower Articles are explained below. The numbering of the New ScottishPower Articles (each an "article") referred to below corresponds to the numbering of the ScottishPower Articles, other than article 6(E) which is a new article and has no equivalent in the ScottishPower Articles. A copy of the New ScottishPower Articles and of the ScottishPower Articles will be available for inspection as referred to in paragraph 23 below. A copy of the ScottishPower Articles (including the amendments proposed to be made at the Scheme EGM) will be available during, and for at least 15 minutes prior to, the Scheme EGM.

(a)Article 6E (The Redeemable Shares)
This article was inserted to set out the rights attaching to the 49,998 Redeemable Shares issued to ScottishPower in order for it to obtain a trading certificate under section 117 of the Act. Details of the rights attaching to the Redeemable Shares are set out in paragraph 3 of this Part V. By virtue of a special resolution of New ScottishPower passed on 29 April 1999, this article will automatically be deleted from the New ScottishPower Articles following redemption of all of the Redeemable Shares.

(b)Article 7 (The New ScottishPower Special Share)
This article sets out the rights attaching to the New ScottishPower Special Share and has been amended so that in addition to those matters which are currently deemed in the ScottishPower Articles to be a variation of the rights attaching to the ScottishPower Special Share and as such only effective with the prior consent in writing of the Special Shareholder, the rights attaching to the New ScottishPower Special Share provide that each of the following matters is also deemed to be a variation requiring prior consent of the Special Shareholder in writing:

  (i) the giving by New ScottishPower of any consent or agreement to any amendment, removal or alteration of the effect of article 7 of the ScottishPower Articles (as amended in connection with the Scheme);

                                                  ScottishPower Scheme Circular

  (ii) the giving by New ScottishPower of any consent or agreement to the creation or issue of any shares in the capital of ScottishPower other than an issue of shares following which New ScottishPower will own the full legal and beneficial interest in, and control, shares in the capital of ScottishPower carrying at least 85% of the voting rights exercisable on a poll at general meetings of ScottishPower;

  (iii) the disposal by New ScottishPower of any of the shares in ScottishPower held by it or of any rights or interest in such shares or the entering into by New ScottishPower of any agreement or arrangement with respect to such shares or to the exercise of any voting or other rights attaching to such shares, such that New ScottishPower would cease to own the full legal and beneficial interest in, and control, shares in the capital of ScottishPower carrying at least 85% of the voting rights exercisable on a poll at general meetings of ScottishPower;

  (iv) the giving by New ScottishPower of any consent or agreement to any abrogation, variation, waiver or modification of any of the rights or privileges attaching to any shares in ScottishPower such that New ScottishPower would cease to own the full legal and beneficial interest in, and control, shares in the capital of ScottishPower carrying at least 85% of the voting rights exercisable on a poll at general meetings of ScottishPower; and

  (v) any other act or omission to act by New ScottishPower or the Directors of New ScottishPower which results in New ScottishPower ceasing to own the full legal and beneficial interest in, and control, shares in the capital of ScottishPower carrying at least 85% of the voting rights exercisable on a poll at general meetings of ScottishPower.

As set out in paragraph (f) of the resolution numbered 1 contained in the Notice of the Scheme EGM, the existing article 7 of ScottishPower's Articles is to be deleted and replaced after the Scheme Date by an article to the effect that the events set out in paragraphs (i), (ii) and (iv) above may not occur without the prior written consent of New ScottishPower.

(c)Article 98 (Number of directors to retire)
This article relates to the number of Directors to retire from office by rotation and has been amended in accordance with the new London Stock Exchange requirement that all directors shall retire by rotation at least every three years.

(d)Article 123 (Borrowing powers)
This article relates to the borrowing powers of New ScottishPower and has been amended to include an interim borrowing limit of (Pounds)8 billion up to the date of publication of the audited accounts of New ScottishPower for the year ended 31 March 2000, and to delete the provision which required goodwill and intangible assets to be deducted from the Adjusted Capital and Reserves (as defined in the New ScottishPower Articles). This deletion reflects the new UK Financial Reporting Standard FRS10.

(e)Article 130 (Interim dividends)
This article relates to the ability of the Directors to pay interim dividends and has been amended to provide that the Directors may declare and pay any dividends, including final dividends, and not just interim dividends. This is in order to facilitate the proposed move to quarterly dividend payments.

(f)CREST
Articles 2 ("Definitions") and 51 ("Limitations on Shareholdings") have been amended to reflect the introduction of CREST.

(g)Removal of interim privatisation arrangements
Articles 2 ("Definitions"), 50 ("Disclosures of interests in shares") and 51 ("Limitations on Shareholdings") have been amended to remove references to certain interim arrangements originally included in relation to the privatisation of ScottishPower.

Future proposals
The Directors intend pursuant to the Merger Agreement to propose a resolution at the 2000 annual general meeting of New ScottishPower to amend the New ScottishPower Articles in order to provide (to

ScottishPower Scheme Circular

42
the extent reasonably possible) for the holders of ADSs, including New ADSs, to attend, vote and speak at general meetings. It is intended that the amendments to be proposed will provide for the appointment of multiple proxies by approved depositaries (including the Depositary), for such proxies themselves to be able to appoint a proxy, for the holding of special and extraordinary resolutions on a poll and for certain other minor amendments to the New ScottishPower Articles.

The Merger is not conditional upon the passing of this resolution although the Merger Agreement requires that the resolution, if not passed, would again be put forward for consideration at the next annual general meeting.

New ScottishPower, which will replace ScottishPower as the party to the Deposit Agreement upon the Scheme becoming effective, also intends to seek to amend the Deposit Agreement to reflect the changes proposed to be made to the New ScottishPower Articles and to make certain other amendments.

5. Directors of New ScottishPower
The Directors and their functions are set out below:

-------------------------------------------------------------------------------

Name                             Function
-------------------------------------------------------------------------------
Charles Murray Stuart CBE        Chairman (Non-executive)
Ian Robinson                     Chief Executive
Ian Simon MacGregor Russell      Deputy Chief Executive and Finance Director
Kenneth Leslie Vowles            Executive Director UK Power Operations
Duncan Whyte                     Executive Director Multi-Utility
Charles Berry                    Executive Director Customer Sales and Services
Alan Richardson                  Executive Director US Responsibility
Mair Barnes                      Non-executive director
Sir Peter Lewis Gregson GCB      Non-executive director
Ewen Cameron Stewart Macpherson  Non-executive director
John Parnaby CBE                 Non-executive director

-------------------------------------------------------------------------------

The Directors are currently directors of ScottishPower and directors of New ScottishPower in the same capacities.

Sir Ronald Garrick's resignation as a non-executive Director was announced on 26 April 1999 and took effect on 30 April 1999.

Duncan Whyte, who is an executive director of ScottishPower with responsibility for Multi-Utility, will resign as a Director and will leave the ScottishPower Group on 31 May 1999 to become the Chief Executive of The Weir Group plc.

The business address of each of the Directors is 1 Atlantic Quay, Glasgow G2
8SP.

It is proposed that, with effect from the Merger Date, Keith McKennon (currently Chairman, Chief Executive Officer and President of PacifiCorp) be appointed as a director of New ScottishPower with the role of non-executive Deputy Chairman. It is also proposed that from the same date Nolan Karras and Robert Miller (currently non-executive directors of PacifiCorp) will be appointed as non-executive directors of New ScottishPower. The PacifiCorp business address of each of the Proposed Directors is 825 NE Multnomah Street, Suite 2000, Portland, Oregon 97232, USA.

6. Directors' and other interests in ScottishPower and New ScottishPower
(a) The interests, all of which are beneficial, of the Directors and the Proposed Directors in ScottishPower Shares as at 27 April 1999 (being the latest practicable date prior to the publication of this document), in New Shares following the Scheme Date (which in aggregate will represent approximately 0.02% of the issued ordinary share capital of New ScottishPower) and in New Shares following the Merger Date (which in aggregate will represent approximately 0.01% of the issued ordinary share capital of New ScottishPower), are set out in the table below. In each case, the figures are based upon the interests in ScottishPower Shares which have been notified by each Director and the Proposed Directors to ScottishPower pursuant to section 324 or section 328 of the Act as at 27 April 1999 (being the latest practicable date prior to the publication of this document) or are required pursuant to section 325 of the Act to be entered into the register of

                                                  ScottishPower Scheme Circular

                                                                             43
   Directors' interests maintained under that section or are interests of a connected person (within the meaning of section 346 of the Act) of a Director or Proposed Director which would, if the connected person were a Director, be required to be disclosed under those sections of the Act, and the existence of which is known to or could with reasonable diligence be ascertained by that Director or Proposed Director.

-----------------------------------------
                                 Scottish
                                    Power
                                  Shares/
                                      New
Director(1)                        Shares
-----------------------------------------
Charles Murray Stuart CBE         15,000
Ian Robinson                      57,412
Ian Simon MacGregor Russell       15,612
Kenneth Leslie Vowles            117,327
Duncan Whyte                      28,612
Charles Berry                          0
Alan Richardson                      295
Mair Barnes                            0
Sir Peter Lewis Gregson GCB          905
Ewen Cameron Stewart Macpherson    5,000
John Parnaby CBE                   6,692
Keith McKennon(/2/)               22,200
Nolan Karras(/3/)                    478
Robert Miller(/4/)                 7,953

-------------------------------------------------------------------------------

(1) The table set out above assumes no dealings by the Directors or the Proposed Directors or such connected persons and that no further shares of ScottishPower, New ScottishPower or PacifiCorp are issued, whether pursuant to the exercise of options or otherwise, in each case after 27 April 1999 (being the latest practicable date prior to the publication of this document).
(2) The interests of Keith McKennon arise as a result of his vested interests in PacifiCorp Common Stock and represent the New Shares that will be received in respect of those interests upon the Merger becoming effective. For these purposes no account is taken of (a) the shares of PacifiCorp Common Stock held beneficially for Mr McKennon under the PacifiCorp Compensation Reduction Plan, which, as at 1 January, 1999 would convert, under the Exchange Ratio, to approximately 78,262 New Shares, and (b) the 3,500 shares of PacifiCorp Common Stock the subject of awards and 250,000 shares of PacifiCorp Common Stock the subject of options granted to Mr McKennon on 9 February 1999 under the PacifiCorp Stock Incentive Plan which, at the Exchange Ratio, would be converted into the right to receive 8,120 New Shares subject to continuing restrictions and into options to acquire 580,000 New Shares.
(3) The interests of Nolan Karras arise as a result of his vested interests in PacifiCorp Common Stock and represent the New Shares that will be received in respect of those interests upon the Merger becoming effective. For these purposes no account is taken of the shares of PacifiCorp Common Stock held beneficially for Mr Karras under the PacifiCorp Compensation Reduction Plan and in a separate revocable trust, which, as at 31 December 1998, would convert under the Exchange Ratio to approximately 8,345 and 5,000 New Shares, respectively. Any unvested shares of restricted PacifiCorp Common Stock previously awarded under the Non-Employee Director Stock Compensation Plan which vest in the normal course prior to the Merger Date will result in an increased beneficial ownership of New Shares up to a maximum of 1,728 (assuming completion of the Merger occurs in 1999 as anticipated).
(4) The interests of Robert Miller arise as a result of his vested interests in PacifiCorp Common Stock and represent the New Shares that will be received in respect of those interests upon the Merger becoming effective. Any unvested shares of restricted PacifiCorp Common Stock previously awarded under the Non-Employee Director Stock Compensation Plan which vest in the normal course prior to the Merger Date will result in an increased beneficial ownership of New Shares up to a maximum of 1,990 (assuming completion of the Merger occurs in 1999 as anticipated).

The interests of the Directors and the Proposed Directors (including those interests referred to in notes (2), (3) and (4) to the table above) together represent approximately 0.02% of the issued share capital of ScottishPower as at 27 April 1999 (being the latest practicable date prior to publication of this document). Including options outstanding and awards under the ScottishPower Share Schemes they represent 0.06%.

ScottishPower Scheme Circular

44

(b) The following have options (all of which have been granted for no consideration) under the Sharesave Scheme:

-------------------------------------------------------------------------------

                                                          Outstanding
                            Option                             shares
                    Date of   price       Normal exercise       under
Name                  grant (pence)               periods      option
---------------------------------------------------------------------
Ian Robinson     20.06.1995 262.1   01.09.2000-28.02.2001       6,581
Ian Russell      22.06.1994 273.8   01.09.1999-29.02.2000       6,300
Ken Vowles       20.06.1996 263.1   01.09.2001-28.02.2002       3,933
                 12.06.1998   440   01.09.2003-29.02.2004       1,568
Duncan Whyte     20.06.1996 263.1   01.09.1999-29.02.2000       2,223
                 12.06.1998   440   01.09.2001-28.02.2002         886
Charles Berry    22.06.1994 273.8   01.09.1999-29.02.2000       2,520
                 12.06.1998   440   01.09.2001-28.02.2002       1,329
Alan Richardson  22.06.1994 273.8   01.09.1999-29.02.2000       2,520
                 20.06.1995 262.1   01.09.2000-28.02.2001       1,316
                 12.06.1998   440   01.09.2003-29.02.2004       1,568

-------------------------------------------------------------------------------

(c) The following have options (all of which have been granted for no consideration) under the ScottishPower Executive Share Option Scheme:

-------------------------------------------------------------------------------

                                                          Outstanding
                            Option                             Shares
                    Date of   price       Normal exercise       Under
Name                  grant (pence)               periods      Option
---------------------------------------------------------------------
Charles Berry    17.12.1993 454.8   17.12.1996-16.12.2003         659
                 12.05.1995   335   12.05.1998-11.05.2005       4,475
Alan Richardson  17.12.1993 454.8   17.12.1996-16.12.2003       1,450

-------------------------------------------------------------------------------

(d) The Plan provides for the grant of awards to Directors and senior employees. An award consists of the right to receive, from the fourth anniversary of the grant, a transfer or issue of ScottishPower Shares at nil cost. Each award is subject to certain performance conditions which determine whether, and the extent to which, an award may be exercised. No subsisting award can be exercised unless certain performance conditions relating to customer service and financial performance conditions are satisfied during the period from the financial year prior of the grant to the award to the third financial year following.

The following have outstanding awards under the Plan:

-------------------------------------------------------------------------------

                                Number of
                    Date of ScottishPower
Name                  grant        Shares
-----------------------------------------
Ian Robinson     09.08.1996        51,533
                 16.05.1997        53,846
                 07.05.1998        41,916
Ian Russell      09.08.1996        38,650
                 16.05.1997        36,923
                 07.05.1998        31,706
Ken Vowles       09.08.1996        27,607
                 16.05.1997        27,692
                 07.05.1998        22,570
Duncan Whyte     09.08.1996        35,889
                 16.05.1997        32,307
                 07.05.1998        25,257
Charles Berry    09.08.1996        13,458
                 16.05.1997        13,269
                 07.05.1998        11,083
Alan Richardson  09.08.1996        13,803
                 16.05.1997        14,423
                 07.05.1998        11,446

-------------------------------------------------------------------------------

                                                  ScottishPower Scheme Circular

(e) For the purposes of Part VI of the Act (which imposes obligations to disclose interests in shares in certain circumstances) the Directors are in addition technically treated as having an interest in the total number of ScottishPower Shares held in the QUEST and in the employee benefit trust linked to the ScottishPower Long Term Incentive Plan.

(f) ScottishPower Share Scheme Trustees Limited, trustee of the QUEST and a wholly owned subsidiary of ScottishPower, held 12,777,981 ScottishPower Shares as at 27 April 1999 (being the latest practicable date prior to the publication of this document).

(g) Save as disclosed above, none of the Directors nor the Proposed Directors has any interest in the share or loan capital of ScottishPower.

(h) No Director or Proposed Director has or has had any interest in any transactions which are or were unusual in their nature or conditions or are or were significant to the business of any member of the ScottishPower Group and which were effected by any member of the ScottishPower Group during the current or immediately preceding financial year or during an earlier financial year and which remain in any respect outstanding or unperformed.

(i) Details of Directors' service contracts with a period of notice or contract period of one year or more are as follows:

  (i) Ian Robinson has a service agreement (as subsequently varied) with ScottishPower dated 1 March 1995 which, after an initial fixed period of three years, is terminable by two years' written notice by ScottishPower and one year's notice by Mr Robinson (ScottishPower also has power to make a payment in lieu of any required period of notice). Mr Robinson's current basic salary is (Pounds)420,000 per annum, reviewable annually by the Board, save that his salary may not be revised downwards. Mr Robinson is entitled to participate in ScottishPower's incentive bonus schemes and share option schemes (from time to time in force) and is entitled to membership of appropriate ScottishPower pension schemes. Mr Robinson is provided with a company car (ScottishPower bears maintenance and running costs) and cover under ScottishPower's private health scheme (for himself, his wife and dependent children).

  (ii) Ian Russell has a service agreement (as subsequently varied) with ScottishPower dated 28 January 1994 which, after an initial fixed period of three years from 1 September 1994, is terminable by two years' written notice by ScottishPower and one year's written notice by Mr Russell (ScottishPower also has power to make a payment in lieu of any required period of notice). Mr Russell's current basic salary is (Pounds)340,000 per annum, reviewable annually by the Board, save that his salary may not be revised downwards. Mr Russell is entitled to participate in ScottishPower's incentive bonus schemes and share option schemes (from time to time in force) and is entitled to membership of appropriate ScottishPower pension schemes. Mr Russell is provided with a company car (ScottishPower bears maintenance and running costs) and cover under ScottishPower's private health scheme (for himself, his wife and dependent children).

  (iii) Ken Vowles has a service agreement (as subsequently varied) with ScottishPower dated 1 April 1995 which, after an initial fixed period of two years from 1 October 1994, is terminable by two years' notice by ScottishPower and one year's written notice by Mr Vowles (ScottishPower also has power to make a payment in lieu of any required period of notice). Mr Vowles's current basic salary is (Pounds)250,000 per annum, reviewable annually by the Board, save that his salary may not be revised downwards. Mr Vowles is entitled to participate in ScottishPower's incentive bonus schemes and share option schemes (from time to time in force) and is entitled to membership of appropriate ScottishPower pension schemes. Mr Vowles is provided with a company car (ScottishPower bears maintenance and running costs) and cover under ScottishPower's private health scheme (for himself, his wife and dependent children).

  (iv) Duncan Whyte has a service agreement (as subsequently varied) with ScottishPower dated 14 December 1990 which, after an initial fixed period of three years from 31 March 1990, is terminable by two years' written notice by ScottishPower and one year's written notice by Mr Whyte (ScottishPower also has power to make a payment in lieu of any required period of notice). Mr Whyte's current basic salary is (Pounds)235,000 per annum, reviewable annually by the Board, save that his salary may not be revised downwards. Mr Whyte is entitled to participate in ScottishPower's incentive bonus schemes and share option schemes (from time to time in force) and is entitled to membership of appropriate ScottishPower pension schemes. Mr Whyte

ScottishPower Scheme Circular

46
     is provided with a company car (ScottishPower bearing maintenance and running costs) and cover under ScottishPower's private health scheme (for himself, his wife and dependent children).

  (v) Charles Berry will enter into a service agreement with ScottishPower which is terminable by twelve months' written notice by ScottishPower and twelve months' written notice by Mr Berry (ScottishPower will also have power to make a payment in lieu of any required period of notice). Mr Berry's current basic salary is (Pounds)170,000 per annum, reviewable annually by the Board, save that his salary may not be revised downwards. Mr Berry is entitled to participate in ScottishPower's incentive bonus schemes and share option schemes (from time to time in force) and is entitled to membership of appropriate ScottishPower pension schemes. Mr Berry is provided with a company car (ScottishPower bears maintenance and running costs) and cover under ScottishPower's private health scheme (for himself, his wife and dependent children).

  (vi) Alan Richardson will enter into a service agreement with ScottishPower which is terminable by twelve months' written notice by ScottishPower and twelve months' written notice by Mr Richardson (ScottishPower will also have power to make a payment in lieu of any required period of notice). Mr Richardson's current basic salary is (Pounds)170,000 per annum, reviewable annually by the Board, save that his salary may not be revised downwards. Mr Richardson is entitled to participate in ScottishPower's incentive bonus schemes and share option schemes (from time to time in force) and is entitled to membership of appropriate ScottishPower pension schemes. Mr Richardson is provided with a company car (ScottishPower bears maintenance and running costs) and cover under ScottishPower's private health scheme (for himself, his wife and dependent children).

(j) Murray Stuart, Ian Robinson, Ian Russell, Ken Vowles, Charles Berry and Alan Richardson will enter into new service contracts with New ScottishPower, to be effective from the Scheme Date. The new service contracts will be on substantially the same terms as the existing contracts. Duncan Whyte will not enter into a new service contract as he plans to leave the ScottishPower Group on 31 May 1999 to become the Chief Executive of The Weir Group plc.

(k) It is envisaged that each of the Proposed Directors will enter into a non-executive letter of appointment with New ScottishPower, the terms of which have yet to be resolved, effective from the Merger Date. In the case of Mr McKennon, this will replace his existing service contract with PacifiCorp (details of which are set out in paragraph 9(f) of Part VI of the Merger Circular).

(l) The aggregate remuneration (including salaries, fees, pension contributions, bonus payments and benefits in kind) of the Directors for the year ended 31 March 1999 amounted to (Pounds)1.9 million. The remuneration policy of the ScottishPower Group will be reviewed by the Remuneration Committee after the Merger, in the light of the responsibilities to be undertaken by the Directors and Proposed Directors within the Combined Group. Subject to this, it is estimated that for the year ending 31 March 2000 the Directors of New Scottish Power will be paid a total of approximately (Pounds)1.7 million by New ScottishPower and its subsidiaries. As stated in paragraph 6(k) above, the terms of appointment of the Proposed Directors have yet to be resolved. The Remuneration Committee comprises Ewen Macpherson (Chairman), Mair Barnes, Sir Peter Gregson and John Parnaby.

(m) There is no arrangement under which a Director or Proposed Director has agreed to waive future ScottishPower emoluments nor have there been any such waivers during the financial year immediately preceding the date of this document.

(n) There are no outstanding loans or guarantees granted or provided by New ScottishPower or any of its subsidiary undertakings to or for the benefit of any Directors.

(o) Save as set out below, as at 27 April 1999 (being the latest practicable date prior to the publication of this document), no person, directly or indirectly, was interested in 3% or more of the issued share capital of ScottishPower. Following implementation of the Scheme and the Merger, New ScottishPower is not aware of any person who, directly or indirectly, jointly or severally could exercise control over New ScottishPower.

                                                  ScottishPower Scheme Circular

                                                                             47

-------------------------------------------------------------------------------
                                                    Percentage of Percentage of
                                      Percentage of share capital share capital
                                           existing        of New        of New
                            Number of share capital ScottishPower      Scottish
                        ScottishPower            of     after the   Power after
                               Shares ScottishPower        Scheme    the Merger
-------------------------------------------------------------------------------
Prudential Portfolio
 Fund Managers Limited   78,787,297       6.57          6.57          4.17

-------------------------------------------------------------------------------

* The table set out above assumes: (i) no dealings in ScottishPower, New ScottishPower or PacifiCorp after 27 April 1999 (being the latest practicable date prior to the publication of this document); (ii) ScottishPower Shareholders have no interests in PacifiCorp Common Stock; and (iii) no issues of shares by ScottishPower, New ScottishPower or PacifiCorp after 27 April 1999 (being the latest practicable date prior to the publication of this document).

7. New ScottishPower Employee Share Schemes
From the Scheme Date New ScottishPower will operate two new employee share schemes, being the New ScottishPower Sharesave Scheme and the New
ScottishPower Long Term Incentive Plan. The main particulars of the New ScottishPower Employee Share Schemes are described below.

(a)The New ScottishPower Sharesave Scheme
The New ScottishPower Sharesave Scheme closely mirrors the provisions of the Sharesave Scheme. Once the Scheme becomes effective, the New ScottishPower Sharesave Scheme will be submitted to the Inland Revenue for approval under the provisions of the Income and Corporation Taxes Act 1988.

The New ScottishPower Sharesave Scheme provides for eligible employees of New ScottishPower (and any participating subsidiary) who enter into a save-as-you-earn contract (a "Savings Contract") to be granted an option to acquire New Shares at a price determined by the Directors, which may not be less than (1) 80% of the middle-market quotation for such shares as derived from the Daily Official List for the dealing day (or, if the Directors so determine, the average of the middle-market quotations over a period of three days or at such other time as may be agreed with the Inland Revenue) immediately preceding the date invitations to apply for options are issued to employees and (2) if the shares are to be subscribed, their nominal value. The number of shares over which an option may be granted is limited to that number of shares which may be acquired at the exercise price out of the repayment proceeds of the relevant Savings Contract (including, where the Directors so allow, any bonus).

A Savings Contract must be taken out with an appropriate savings body approved by New ScottishPower providing for monthly contributions to be made of up to the permitted maximum monthly amount (currently (Pounds)250). The monthly contribution may be scaled down by the Directors if applications exceed the number of shares available for the grant of options. An eligible employee is, if the Directors so allow, able to make contributions for either three or five years. Where contributions are made under a three year Savings Contract, a bonus is payable after the three year period, currently equal to 2.75 monthly contributions. Where contributions are made under a five year Savings Contract, a bonus is payable after the five year period, currently equal to
7.5 monthly contributions.

Invitations to apply for options may normally only be issued within six weeks after the announcement of the results for any period. No options may be granted after 23 April 2001.

Options are normally only exercisable for a period of six months commencing on the date the bonus is payable and if not exercised by the end of that period will lapse. Options may, however, be exercised earlier than this in certain specified circumstances, including death, or on ceasing employment on account of injury, disability, redundancy, retirement, or the sale of the businesses or subsidiary for which the employee works, or provided the option has been held for at least three years, on early retirement or pregnancy. Exercise is allowed in the event of an amalgamation, reconstruction or takeover of New ScottishPower; alternatively, options may, with the agreement of an acquiring company, be exchanged for options over shares in the acquiring company or a company associated with the acquiring company. Options may also be exercised in the event of the voluntary winding-up of New ScottishPower.

Where options are exercised before the bonus date, the employee may only acquire the number of shares that can be purchased with the accumulated savings up to the date of exercise plus interest (if any).

Options are not transferable and may only be exercised by the persons to whom they were granted or their personal representatives.

ScottishPower Scheme Circular

48

In the event of any capitalisation or rights issue by New ScottishPower, or of any consolidation, sub-division, or reduction of its share capital or, if its shareholders approve in general meeting any other variation in its share capital, the number of shares subject to any option and/or the exercise price may be adjusted by the Directors with the approval of the Inland Revenue, subject to the relevant auditors confirming in writing that such adjustment is, in their opinion, fair and reasonable.

(b)The New ScottishPower Long Term Incentive Plan (the "New Plan")
The New Plan closely mirrors the provisions of the Plan. Directors and employees of New ScottishPower and other members of the ScottishPower Group, not within two years of their contractual retirement age, will be eligible to participate in the New Plan and receive awards at the discretion of the Remuneration Committee of New ScottishPower (the "New ScottishPower Committee"). The New ScottishPower Committee comprises Ewen Macpherson, Mair Barnes, Sir Peter Gregson and John Parnaby.

An award consists of the right to receive, in due course, a transfer or issue of New Shares at nil cost and otherwise on the terms described below.

Awards are not transferable or pensionable. They may only be granted during the six weeks following an announcement of annual or half-yearly results, or if the New ScottishPower Committee considers there are exceptional circumstances which justify a grant. No awards may be granted after 23 July 2006.

An offshore trustee may acquire (either by purchase in the market or by subscription) the New Shares needed to satisfy awards made under the New Plan.

Each award is subject to certain performance conditions which determine whether, and the extent to which, an award may be exercised. No award can be exercised unless specified customer service and financial performance conditions are satisfied during the period from the financial year prior to the grant of the award to the third financial year following.

Assuming that such conditions have been satisfied, the percentage of the award that can be exercised (and accordingly the number of New Shares that a participant can acquire) depends upon the level of New ScottishPower's total shareholder return measured over a three year performance period compared to that achieved by the constituent companies of the FT-SE 100 Index and of the electricity and water sectors.

An award may not normally be exercised until four years after it was granted and may not be exercised more than seven years after it was granted (or such other period not exceeding ten years as the New ScottishPower Committee determines).

If a participant ceases employment due to death, injury, disability, redundancy, retirement or the company or business in which he works ceases to be part of the New ScottishPower Group, the award will remain exercisable subject to the performance conditions except that, if the participant ceases employment before the end of the performance period, the number of shares he can acquire will be reduced pro rata to the proportion of that period which has elapsed during his employment.

If the participant ceases employment for any other reason the award may not be exercised at all other than at the New ScottishPower Committee's discretion in which case the New ScottishPower Committee may specify the time or times at which, and the extent to which, the award may be exercised irrespective of the performance conditions.

Awards may also be exercised early in the event of a takeover, reconstruction or winding-up of New ScottishPower, on a pro rata basis. In certain circumstances, if the purpose and effect of a reconstruction is solely to create a new holding company for New ScottishPower, the New ScottishPower Committee may prohibit the exercise of awards and instead provide for awards to be exchanged for equivalent awards over the shares of the new holding company.

In the event of any increase or variation of the share capital of New ScottishPower the New ScottishPower Committee may make such adjustments as it considers appropriate to the number of shares the subject of the award (and the price, if any, payable to exercise it).

No person may, in any one financial year of New ScottishPower, receive awards over shares whose market value exceeds, at the date of grant 60% of his basic salary at that time.

                                                  ScottishPower Scheme Circular

                                                                             49
The New ScottishPower Committee may alter any of the provisions of the New Plan, or the terms of any award granted under it, in any respect except that no alteration or addition to the provisions of the New Plan to the advantage of participants shall be made without the prior approval of New ScottishPower Shareholders in general meeting.

(c)Limits
The New ScottishPower Employee Share Schemes will be subject to the following overall limits on the number of New Shares which may be acquired by subscription:

(i) in any three year period not more than 3% of the issued share capital for the time being may in aggregate be placed under option under the New ScottishPower Sharesave Scheme, the New Plan or any other employees' share scheme adopted by New ScottishPower and any associated company of New ScottishPower. This limit may, however, be exceeded so long as in any five year period not more than 5% of the issued share capital for the time being has been so placed under option under the New ScottishPower Sharesave Scheme, the New Plan or any other employees' share scheme adopted by New ScottishPower and any associated company of New ScottishPower;

(ii) in any ten year period not more than 10% of the issued share capital for the time being may in aggregate be placed under option under the New ScottishPower Sharesave Scheme, the New Plan or any other employees' share scheme adopted by New ScottishPower and any associated company of New ScottishPower; and

(iii) in any ten year period not more than 5% of the issued share capital for the time being may be placed under option under the New Plan or any other executive share option scheme adopted by New ScottishPower.

For the purposes of these limits options which lapse in accordance with the rules of the relevant scheme cease to count.

In calculating the limits, any ScottishPower Shares which were placed under option under any of the ScottishPower Share Schemes and any New Shares in respect of which any such options shall be exercisable following the exchange described in paragraph 10 of Part II of this document shall be aggregated with any New Shares placed under option pursuant to the New ScottishPower Employee Share Schemes.

8. UK taxation
The statements below are intended only as a general guide to current UK tax law and practice and, insofar as they apply to dividends, apply only to dividends paid by New ScottishPower on or after 6 April 1999. They are intended only for shareholders who are resident or ordinarily resident in the UK for tax purposes and who hold their shares as investments and who are the beneficial owners thereof. Any person who is in any doubt as to his tax position or who may be subject to tax in any other jurisdiction should consult his professional adviser.

(a)Capital Gains
A disposal of New Shares by a shareholder resident or ordinarily resident for tax purposes in the UK or a shareholder who carries on a trade, profession or vocation in the UK through a branch or agency and has used, held or acquired the New Shares for the purposes of such trade, profession or vocation or such branch or agency may, depending on the shareholder's circumstances, and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purpose of UK taxation of chargeable gains. A shareholder who is an individual and who has on or after 17 March 1998 ceased to be resident or ordinarily resident for tax purposes in the UK for a period of less than five tax years and who disposes of New Shares during that period may also be liable to UK taxation on chargeable gains (subject to any available exemption or relief).

(b)Dividends
(i) New ScottishPower will not be required to account for advance corporation tax ("ACT") in respect of dividends paid on or after 6 April 1999. Furthermore, New ScottishPower will not be required to withhold tax at source from dividend payments it makes.

ScottishPower Scheme Circular

50

(ii) Individual shareholders resident in the UK should generally be entitled to a tax credit in respect of any dividend paid by New ScottishPower which they can offset against their total income tax liability. The amount of the tax credit for dividends paid on or after 6 April 1999 is one-ninth of the amount of the net cash dividend. The amount of the net cash dividend received by such an individual shareholder and the associated tax credit are both included in computing the shareholder's income for UK tax purposes.

(iii) The rate of income tax on dividends paid on or after 6 April 1999 will be 10% for starting rate (assuming that clause 19 of the Finance Bill ordered to be published on 15 March 1999 is enacted in its current form), lower rate and basic rate taxpayers. The tax credit will discharge the income tax liability of an individual shareholder who is not liable to income tax at a rate greater than the basic rate. Higher rate taxpayers will be liable to tax on such dividends at the rate of 32.5%, so that an individual shareholder who is a higher rate taxpayer will have a liability, after taking account of the tax credit, equal to 25% of the net cash dividend.

(iv) A UK resident corporate shareholder will not normally be liable to corporation tax in respect of any dividend received.

(v) Shareholders who are not resident in the UK for tax purposes will generally not benefit from any entitlement to a refund of any part of the tax credit.

(c)Stamp duty and stamp duty reserve tax
No UK stamp duty will be payable on the acquisition or transfer of New ADSs or beneficial ownership of New ADSs, provided that any instrument of transfer or written agreement to transfer remains at all times outside the UK, and further provided that any instrument of transfer or written agreement to transfer is not executed in the UK and the transfer does not relate to any matter or thing done or to be done in the UK. An agreement for the transfer of depository receipts representing New ADSs or beneficial ownership of such depositary receipts will not give rise to a liability for stamp duty reserve tax ("SDRT").

A transfer for value of New Shares will generally be subject to UK ad valorem stamp duty or to SDRT. Stamp duty and SDRT are normally a liability of the purchaser. Any transfer for value of the underlying New Shares represented by New ADSs may give rise to a liability on the transferee to stamp duty or SDRT. The amount of stamp duty or SDRT payable is generally calculated at the applicable rate on the consideration for the transfer of the New Shares, being currently 50p per (Pounds)100 (or part thereof) in the case of stamp duty, or in the case of SDRT, 0.5%, in either case, of the amount or value of the consideration. On a transfer of New Shares from the custodian of the Depositary to a holder of a New ADS upon cancellation of the New ADS, only a fixed UK stamp duty of 50p per instrument of transfer will be payable.

Paperless transfers of New Shares within CREST are generally liable to SDRT, rather than stamp duty, at the rate of 0.5% of the amount or value of the consideration payable. CREST is obliged to collect SDRT on relevant transactions settled within the system. Deposits of New Shares into CREST will generally not be subject to SDRT, unless the transfer into CREST is itself for consideration.

Special rules apply to market intermediaries.

                                                  ScottishPower Scheme Circular

                                                                             51
9. New ScottishPower accountants' report
An accountants' report in respect of New ScottishPower is set out below.

The Directors                                               Kintyre House
Scottish Power plc                                          209 West George
1 Atlantic Quay                                             Street
Glasgow G2 8SP                                              Glasgow G2 2LW

The Directors and Proposed Directors
New Scottish Power plc
1 Atlantic Quay
Glasgow G2 8SP

The Directors
Morgan Stanley & Co. Limited
25 Cabot Square
Canary Wharf
London E14 4QA

6 May 1999

Dear Sirs

New Scottish Power plc ("New ScottishPower")

Introduction
We report on the financial information set out below. This financial information has been prepared for inclusion in the Scheme Circular dated 6 May 1999 of Scottish Power plc.

New ScottishPower was incorporated and registered in Scotland on 19 February 1999. Save for entering into the Amended and Restated Merger Agreement referred to in Part V of New ScottishPower's listing particulars dated 6 May 1999, New ScottishPower has not yet commenced to trade, has not presented to its members or filed any financial statements and has not declared or paid a dividend.

Basis of preparation
The financial information set out below is based on the financial records of New ScottishPower, to which no adjustment was considered necessary.

Responsibility
The financial records are the responsibility of the Directors of New ScottishPower.

The Directors of Scottish Power plc are responsible for the contents of the Scheme Circular in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial records of New ScottishPower, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion
We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. Our work also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial records underlying the financial information and whether the accounting policies are appropriate to the circumstances of New ScottishPower and adequately disclosed.

We planned and performed our work so as to obtain all information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

Opinion
In our opinion, the financial information gives, for the purposes of the Scheme Circular, a true and fair view of the state of affairs of New ScottishPower as at 31 March 1999.

ScottishPower Scheme Circular

52

Financial information
The balance sheet of New ScottishPower at 31 March 1999 was as follows:

---------------------------------------
                         Notes (Pounds)
---------------------------------------
Current assets
Debtors                         37,500
Cash                            12,500
----------------------------    ------
Net assets                      50,000
----------------------------    ------
Called up share capital     2   50,000
----------------------------    ------
Capital employed                50,000
----------------------------    ------


Notes to the financial information

1. Accounting policies
The balance sheet has been prepared in accordance with the historical cost convention.

2. Share capital
New ScottishPower was incorporated with an authorised share capital of (Pounds)50,000, comprising 50,000 ordinary shares of (Pounds)1 each. Of these shares, two were taken by the subscribers to New ScottishPower's Memorandum of Association and were paid up in full.

On 22 February 1999, the authorised share capital of New ScottishPower was increased to (Pounds)99,998 by the creation of 49,998 Redeemable Shares of (Pounds)1 each all of which were allotted and issued and were paid up as to one-quarter. On 23 April 1999 the balance of the amounts unpaid on the Redeemable Shares was paid up in full.

By an ordinary resolution of New ScottishPower passed on 29 April 1999, all of the 50,000 ordinary shares of (Pounds)1 each in the authorised share capital of New ScottishPower (including the two ordinary shares of (Pounds)1 each taken by the subscribers to the Memorandum of Association) were sub-divided and converted into 100,000 ordinary shares of 50p each in New ScottishPower.

By an ordinary resolution of New ScottishPower passed on 29 April 1999, the authorised share capital of New ScottishPower was increased to (Pounds)850,000,001 by the creation of an additional 1,699,800,004 ordinary shares of 50p and the Special Rights Non-Voting Redeemable Preference Share of (Pounds)1.

3. Costs
No costs were incurred by New ScottishPower in respect of the subscriber and Redeemable Shares. The costs to be incurred by New ScottishPower in respect of the issue of the ordinary shares of 50p each in New ScottishPower to which the listing particulars relate and their admission to the Official List of the London Stock Exchange will be charged to the share premium account arising on the proposed issue of those shares. If the proposed issue is not completed, the costs will be charged to the profit and loss account.

Yours faithfully

PricewaterhouseCoopers
Chartered Accountants

                                                  ScottishPower Scheme Circular

                                                                             53
10. Information on the CREST settlement system
CREST, the computerised paperless system for settlement of securities transactions in London and Irish securities markets, commenced operations in July 1996 and almost all listed companies have now joined CREST.

The Uncertificated Securities Regulations (or CREST Regulations) provide for the transfer of shares in the UK without stock transfer forms, and the evidencing of title to shares without share certificates, through a computer-based system and procedures, defined in the CREST Regulations as a "relevant system". CREST is the first "relevant system" and is operated by CRESTCo Limited. The holding and transfer of New ADSs in the US, London and elsewhere will be unaffected by the CREST Regulations and CREST.

It is anticipated that the New Shares will be eligible to join CREST with effect immediately upon admission of the New Shares to the Official List.

11. Consents
  (a) Morgan Stanley has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they are included.

  (b) PricewaterhouseCoopers have given and not withdrawn their written consent to the inclusion in this document of their report and the references to their name in form and context in which they are included.

12. Documents available for inspection
Copies of the following documents are available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of Freshfields, 65 Fleet Street, London EC4Y 1HS and at New ScottishPower's registered office at 1 Atlantic Quay, Glasgow G2 8SP until the Merger Date:

  (a) the Listing Particulars;

  (b) the Merger Circular;

  (c) the Scheme Circular;

  (d) the memorandum and articles of association of ScottishPower (as currently in force, and as they will be following the proposed amendment at the Scheme EGM);

  (e) the memorandum and articles of association of New ScottishPower (as currently in force, and as they will be following the Scheme Date);

  (f) all of the Directors' service contracts referred to in paragraph 6 and the non-executive Directors' letters of appointment;

  (g) the consent letters referred to in paragraph 11 above;

  (h) the accountants' report by PricewaterhouseCoopers on New ScottishPower set out in paragraph 9 above; and

  (i) the Rules of the New ScottishPower Employee Share Schemes, The ScottishPower Share Option Schemes, the Southern Water Sharesave Scheme, the ScottishPower Long Term Incentive Plan and the Trust Deed and Rules of the ScottishPower Trust Scheme.

  Dated: 6 May 1999

ScottishPower Scheme Circular

54


Definitions
The following definitions apply throughout this document (except in Parts III and IV which contain separate definitions) unless the context requires otherwise:

"Act"                          the Companies Act 1985 (as amended)

"Amended and Restated Merger   the amended and restated agreement and plan of
Agreement"                     merger dated 6 December 1998 between
                               ScottishPower, New ScottishPower, PacifiCorp,
                               NA General Partnership, ScottishPower NA1
                               Limited and ScottishPower NA2 Limited as
                               amended on 29 January 1999 and 9 February
                               1999, and amended and restated on 23 February
                               1999

"Board" or "Directors"         the board of directors of ScottishPower or,
                               following the Scheme becoming effective, of New ScottishPower, as the context requires

"business day"                 any day other than a Saturday or Sunday on
                               which banks are generally open for business in Scotland, England and Wales

"Class Meeting"                the separate general meeting of the holders of
                               ScottishPower Shares to be held on 15 June
                               1999, notice of which is contained in this document

"Combined Group"               the ScottishPower Group as enlarged by the
                               Merger with the PacifiCorp Group

"Court"                        the Court of Session in Edinburgh

"Court Hearing"                the hearing of the Petition

"Court Meeting"                the meeting of ScottishPower Shareholders
                               convened by order of the Court for 15 June
                               1999, notice of which is contained in this document

"CREST" a relevant system (as defined in the CREST Regulations) in respect of which CRESTCo Limited is the operator (as defined in the CREST Regulations)

"CREST Regulations"            the Uncertificated Securities Regulations 1995
                               (SI 1995 No. 3272) as from time to time
                               amended

"Deposit Agreement"            the agreement dated 18 December 1991 as
                               amended and restated on 4 September 1997 between ScottishPower, The Bank of New York and the holders from time to time of ScottishPower ADSs issued thereunder

"Depositary"                   The Bank of New York, 101 Barclay Street, New
                               York, NY 10286, including (where the context requires) its nominee

"DGES"
                               the Director General of Electricity Supply

"DGWS"
                               the Director General of Water Services

"EU"                           The European Union

"Exchange Ratio"
                               2.32 New Shares or 0.58 New ADSs for each share of PacifiCorp Common Stock held as at the Merger Date


"Listing Particulars"
                               the listing particulars dated 6 May 1999 relating to New ScottishPower and the New Shares prepared in accordance with the Listing Rules

"Listing Rules"
                               the listing rules of the London Stock
                               Exchange, made under section 142 of the
                               Financial Services Act 1986

                                                  ScottishPower Scheme Circular

"London Stock Exchange"        the London Stock Exchange Limited

"Manweb"                       Manweb plc

"Merger" the proposed merger with PacifiCorp, details of which are set out in the Merger Circular

"Merger Agreement"             the agreement and plan of merger dated 6
                               December 1998 between ScottishPower,
                               PacifiCorp, NA General Partnership,
                               ScottishPower NA1 Limited and ScottishPower
                               NA2 Limited as amended by amendment agreements dated 29 January 1999 and 9 February 1999 or the Amended and Restated Merger Agreement, as appropriate

"Merger Circular"              the circular sent to ScottishPower
                               Shareholders dated 6 May 1999 containing details of the Merger and the notice of the Merger EGM

"Merger Date"                  the date and time upon which the Merger
                               becomes effective

"Merger EGM"                   the extraordinary general meeting of
                               ScottishPower to be held on 15 June 1999, notice of which is contained in the Merger
                               Circular

"Morgan Stanley"               Morgan Stanley & Co. Limited

"Morgan Stanley, USA"          Morgan Stanley & Co. Incorporated

"New ADS"                      an American Depositary Share of New
                               ScottishPower representing four New Shares, or an American Depositary Receipt evidencing such American Depositary Share, as the context requires

"New ScottishPower"            New Scottish Power plc

"New ScottishPower Articles"   the articles of association of New
                               ScottishPower

"New ScottishPower EGM"        the extraordinary general meeting of New
                               ScottishPower to be held before the Scheme becomes effective

"New ScottishPower Employee    the New ScottishPower Sharesave Scheme and the
Share Schemes"                 New ScottishPower Long Term Incentive Plan

"New ScottishPower             holders of New Shares
Shareholders"

"new ScottishPower Shares"     new ordinary shares in the capital of
                               ScottishPower to be issued to New
                               ScottishPower under the Scheme

"New ScottishPower Special     the special rights non-voting redeemable
Share"                         preference share of (Pounds)1 in New
                               ScottishPower to be issued to the Special
                               Shareholder pursuant to the Scheme

"New Shares"
                               ordinary shares of 50p each in the capital of New ScottishPower

"NYSE"
                               the New York Stock Exchange, Inc.

"Ofgas"
                               the Office of Gas Supply

"OFWAT"
                               the Office of Water Regulation
"Official List"

                               the Official List of the London Stock Exchange

"PacifiCorp"
                               PacifiCorp, an Oregon corporation

"PacifiCorp Common
Shareholders"
                               holders of PacifiCorp Common Stock

"PacifiCorp Common Stock"
                               shares of PacifiCorp common stock

"PacifiCorp Group"
                               PacifiCorp and its subsidiaries

"PacifiCorp Preferred
Shareholders"
                               holders of PacifiCorp Preferred Stock

ScottishPower Scheme Circular

56

"PacifiCorp Preferred Stock"   the 5% Preferred Stock, the Serial Preferred
or "Preferred Stock"           Stock and the No Par Serial Preferred Stock of
                               PacifiCorp

"PacifiCorp Shareholders"      PacifiCorp Common Shareholders and PacifiCorp
                               Preferred Shareholders

"PacifiCorp Stock Plans"       the PacifiCorp Stock Incentive Plan, the
                               PacifiCorp Long Term Incentive Plan and the
                               PacifiCorp Non-Employee Directors Stock
                               Compensation Plan

"Petition"                     the petition to the Court to sanction the
                               Scheme

"Plan"                         ScottishPower Long Term Incentive Plan

"Proposed Directors"           Keith McKennon, Nolan Karras and Robert Miller

"Record Date"                  the business day immediately preceding the
                               Scheme Date

"Registrar of Companies"       the Registrar of Companies in Edinburgh

"Registrars"                   Lloyds TSB Registrars Scotland, 117 Dundas
                               Street, Edinburgh, EH3 5ED

"Scheme" the scheme of arrangement pursuant to section 425 of the Act set out on pages 16 to 19 of this document

"Scheme Circular"              this document

"Scheme Date"                  the date on which the Scheme becomes
                               effective, expected to be 30 July 1999

"Scheme EGM"                   the extraordinary general meeting of
                               ScottishPower Shareholders to be held on 15
                               June 1999, notice of which is contained in this document

"Scheme Record Date"           the business day immediately preceding the
                               date of the Court Hearing (or, if the hearing continues beyond one day, the business day immediately preceding the final day of the hearing)

"Scheme Shareholder"           a holder of ScottishPower Shares as at 5.30
                               p.m. on the Record Date

"Scheme Shares"                all ScottishPower Shares in issue at 5.30 p.m.
                               on the Scheme Record Date

"ScottishPower"                Scottish Power plc

"ScottishPower ADS"            an American Depositary Share representing four
                               ScottishPower Shares, or an American
                               Depositary Receipt evidencing such American
                               Depositary Share, as the context requires

"ScottishPower Articles"
                               the articles of association of ScottishPower

"ScottishPower Group" or
"Group" ScottishPower (or, following the Scheme becoming effective, New ScottishPower) and its subsidiary and associated undertakings

"ScottishPower Share Option
 Schemes"
                               the Scottish Power plc Sharesave Scheme and the Scottish Power plc Executive Share Option Scheme

"ScottishPower Share
Schemes"
                               the ScottishPower Share Option Schemes, the
                               ScottishPower Long Term Incentive Plan, the
                               ScottishPower Qualifying Employee Trust and the Southern Water Sharesave Scheme

"ScottishPower Shareholders"
                               holders of ScottishPower Shares

"ScottishPower Shares" or
"Shares"                       ordinary shares of 50p each in ScottishPower

                                                  ScottishPower Scheme Circular

"ScottishPower Special         the special rights non-voting redeemable
Share"                         preference share of (Pounds)1 in ScottishPower

"Secretary of State"           the Secretary of State for Scotland

"Sharesave Scheme"             the Scottish Power plc Sharesave Scheme

"Southern Water"               Southern Water plc

"Special Shareholder"          the holder of the ScottishPower Special Share
                               or the New ScottishPower Special Share, as the context so requires

"UK" or "United Kingdom"       the United Kingdom of Great Britain and
                               Northern Ireland

"UK Regulator"                 each of the DGES, the DGWS, the Director
                               General of Gas Supply and the Director General of Telecommunications

"US person"                    a US person, as defined in Regulation S under
                               the US Securities Act of 1933

"US" or "United States"        the United States of America, its territories
                               and possessions, any State of the United
                               States of America and the District of Columbia


Dated 6 May 1999